     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2012.
                                                           FILE NOS. 333-
                                                                       811-07727
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                          THE SECURITIES ACT OF 1933                         [X]


                            Pre-Effective Amendment No.                          [ ]

                           Post-Effective Amendment No.                          [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER

                      THE INVESTMENT COMPANY ACT OF 1940                     [X]


                                   Amendment No.                                 [ ]


                        (Check Appropriate Box or Boxes)

                                  ------------

                          VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               (Name of Depositor)


                              2727-A ALLEN PARKWAY,
                              HOUSTON, TEXAS 77019

              (Address of Depositor's Principal Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (800) 871-2000



                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)

                                175 WATER STREET
                               NEW YORK, NY 10038
              (Address of Guarantor's Principal Offices) (Zip Code)

        Guarantor's Telephone Number, including Area Code: (212) 770-7000



                               MANDA GHAFERI, ESQ.


                             AIG LIFE AND RETIREMENT


                            1999 AVENUE OF THE STARS

                       LOS ANGELES, CALIFORNIA 90067-6121
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)




Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: (i) Units of interest in Variable Annuity Account Five of American General Life Insurance Company under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      NOTE



Registrant is filing this Registration Statement for the purpose of registering interests under Seasons Advisor II variable annuity contracts ("Contracts") on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-92396) and funded by Variable Annuity Account Five (File No. 811-07727). Upon effectiveness of a merger between SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity") into and with American General Life Insurance Company ("AGL"), (i) AGL became the obligor of the Contracts and (ii) Variable Annuity Account Five was transferred intact to AGL.



Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-4.



The content of Post-Effective Amendment No. 17 under the Securities Act of 1933 and to the Registration Statement on Form N-4, filed with the Securities and Exchange Commission on April 30, 2008 (File Nos. 333-92396 and 811-07727; Accession No. 0000950148-08-000119), is incorporated herein by reference including:



     1. Part A - Prospectus, as supplemented by this filing; and



     2. Part B - Statement of Additional Information, except Financial
        Statements.

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                          Variable Annuity Account Five

--------------------------------------------------------------------------------

                 SUPPLEMENT TO THE PROSPECTUSES, AS SUPPLEMENTED

                 SEASONS VARIABLE ANNUITY DATED AUGUST 28, 2012
              SEASONS ADVISOR VARIABLE ANNUITY DATED JULY 29, 2003
             SEASONS ADVISOR II VARIABLE ANNUITY DATED JULY 25, 2007
             SEASONS SELECT VARIABLE ANNUITY DATED OCTOBER 24, 2005
            SEASONS TRIPLE ELITE VARIABLE ANNUITY DATED JULY 27, 2009
               SEASONS ELITE VARIABLE ANNUITY DATED JULY 27, 2009
         SEASONS PREFERRED SOLUTION VARIABLE ANNUITY DATED JULY 27, 2009

--------------------------------------------------------------------------------

American General Life Insurance Company ("AGL") is amending the prospectus for the above variable annuity contracts (the "Contracts") for the purpose of providing information regarding the merger of SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity") into AGL effective December 31, 2012.

The following replaces the definition of "Company" in the GLOSSARY section of the prospectus:

     COMPANY -- Refers to American General Life Insurance Company ("AGL"), the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

The following replaces the paragraphs and subheading "SUNAMERICA ANNUITY" in the OTHER INFORMATION section of the prospectus:

     AMERICAN GENERAL LIFE INSURANCE COMPANY

     American General Life Insurance Company ("AGL") is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

     Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL. Accordingly, all references in the prospectus to SunAmerica Annuity as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.

     The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. You will receive a contract endorsement from AGL that reflects the change from SunAmerica Annuity to AGL. The Merger also did not result in any adverse tax consequences for any contract Owners.

     Until we update all the forms to reflect the SunAmerica Annuity merger into AGL, we may provide you with forms, statements or reports that still reflect SunAmerica Annuity as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862.

     OWNERSHIP STRUCTURE OF THE COMPANY

     AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

     AGL is regulated for the benefit of policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.

     AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

     On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.

     The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE Financial Statements, BELOW.

The following information about Variable Annuity Account Five is replaced under THE SEPARATE ACCOUNT header of the prospectus:

     VARIABLE ANNUITY ACCOUNT FIVE

     Before December 31, 2012, Variable Annuity Account Five was a separate account of SunAmerica Annuity, originally established under Arizona law on July 8, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, Variable Annuity Account Five was transferred to and became a separate account of AGL under Texas law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

The following replaces the paragraphs under GUARANTEE OF INSURANCE OBLIGATIONS header of the prospectus:

     Insurance policy obligations for individual and group contracts issued by SunAmerica Annuity prior to December 29, 2006 at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home" or "Guarantor"), an affiliate of AGL.

     As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts or certificates with a date of issue later than the Point of Termination. The Guarantee will continue to cover individual contracts, individual certificates and group unallocated contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts or certificates are satisfied in full. Insurance obligations include, without limitation, contract value invested in any available Fixed Accounts, death benefits, living benefits and annuity income options. The Guarantee does not guarantee contract value or the investment performance of the Variable Portfolios available under the contracts. The Guarantee provides that individual contract owners, individual certificate holders and group unallocated contract owners with a date of issue earlier than the Point of Termination can enforce the Guarantee directly.

     Guarantees for contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of SunAmerica Annuity into AGL will not impact the insurance obligations under the Guarantee.

     American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home, an affiliate of AGL, is an indirect wholly owned subsidiary of American International Group, Inc.

The following replaces the paragraph under LEGAL PROCEEDINGS header of the prospectus:

     LEGAL PROCEEDINGS

     The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multistate examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.

     Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

     In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.

     In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.

     There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.

The following is added under the FINANCIAL STATEMENTS header:

PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Annuity Account Five, American General Life Insurance Company ("AGL"), the life companies listed below and American International Group, Inc.

We are required to include additional life companies' financial statements in the registration statement to reflect the effect of the Merger.

You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

The following financial statements are included in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     . Audited Financial Statements of Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company for the year ended April 30, 2012

     . Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

     . Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

     . Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

     . Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

     . Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

     . Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     . Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     . Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010

The following financial statements are also included in the registration statement:

     . Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

The financial statements of the life companies listed above should be considered only as bearing on the ability of the AGL to meet its obligation under the contracts.

You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the registration statement as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

     The following financial statements are incorporated by reference in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     . Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

     . American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

     The following financial statements are also incorporated by reference in the registration statement in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

     . Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

Dated:  January 2, 2013

                Please keep this Supplement with your Prospectus

                         VARIABLE ANNUITY ACCOUNT FIVE

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                            APRIL 30, 2012 AND 2011

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                            APRIL 30, 2012 AND 2011

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                                  1
Statements of Assets and Liabilities, April 30, 2012                                     2
Schedules of Portfolio Investments, April 30, 2012                                      13
Statements of Operations, for the year ended April 30, 2012                             14
Statements of Changes in Net Assets, for the year ended April 30, 2012                  20
Statements of Changes in Net Assets, for the year ended April 30, 2011                  26
Notes to Financial Statements                                                           33

[GRAPHIC]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SunAmerica Annuity and Life Assurance Company and the Contractholders of its separate account, Variable Annuity Account Five

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Annuity Account Five (the "Separate Account"), a separate account of SunAmerica Annuity and Life Assurance Company, at April 30, 2012, the results of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 2012 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
August  27,  2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012

                                                                                                                      Diversified
                                               Balanced     Conservative                   Moderate        Cash          Fixed
                                                Growth         Growth         Growth        Growth      Management      Income
                                               Strategy       Strategy       Strategy      Strategy     Portfolio      Portfolio
                                              (Class 1)      (Class 1)      (Class 1)     (Class 1)     (Class 1)      (Class 1)
                                             -----------   -------------   -----------   -----------   -----------   ------------
Assets:
 Investments in Trusts, at net asset value   $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
Liabilities:                                           -               -             -             -             -              -
                                             -----------   -------------   -----------   -----------   -----------   ------------
Net assets:                                  $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
                                             ===========   =============   ===========   ===========   ===========   ============
 Accumulation units                          $22,857,322   $  20,408,204   $25,477,372   $27,737,137   $ 1,891,668   $  6,080,238
 Contracts in payout (annuitization) period      306,227          25,902        20,497       133,815             -         25,436
                                             -----------   -------------   -----------   -----------   -----------   ------------
  Total net assets                           $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
                                             ===========   =============   ===========   ===========   ===========   ============
Accumulation units outstanding                 1,100,362         992,206     1,148,927     1,289,625       175,501        391,639
                                             ===========   =============   ===========   ===========   ===========   ============
                                                Focus      International    Large Cap    Large Cap
                                               Growth         Equity         Growth        Value
                                              Portfolio      Portfolio      Portfolio    Portfolio
                                              (Class 1)      (Class 1)      (Class 1)    (Class 1)
                                             ----------   --------------   ----------   ----------
Assets:
 Investments in Trusts, at net asset value   $1,673,953   $    3,266,745   $4,466,693   $4,701,869
Liabilities:                                          -                -            -            -
                                             ----------   --------------   ----------   ----------
Net assets:                                  $1,673,953   $    3,266,745   $4,466,693   $4,701,869
                                             ==========   ==============   ==========   ==========
 Accumulation units                          $1,673,953   $    3,250,676   $4,462,843   $4,680,705
 Contracts in payout (annuitization) period           -           16,069        3,850       21,164
                                             ----------   --------------   ----------   ----------
  Total net assets                           $1,673,953   $    3,266,745   $4,466,693   $4,701,869
                                             ==========   ==============   ==========   ==========
Accumulation units outstanding                  167,912          343,572      397,835      299,567
                                             ==========   ==============   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                               Mid Cap      Mid Cap                   Balanced      Conservative
                                               Growth        Value      Small Cap      Growth          Growth         Growth
                                              Portfolio    Portfolio    Portfolio     Strategy        Strategy       Strategy
                                              (Class 1)    (Class 1)    (Class 1)     (Class 2)      (Class 2)      (Class 2)
                                             ----------   ----------   ----------   ------------   -------------   -----------
Assets:
 Investments in Trusts, at net asset value   $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
Liabilities:                                          -            -            -              -               -             -
                                             ----------   ----------   ----------   ------------   -------------   -----------
Net assets:                                  $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
                                             ==========   ==========   ==========   ============   =============   ===========
 Accumulation units                          $4,456,040   $3,649,331   $2,173,386   $100,189,240   $  78,552,094   $53,690,607
 Contracts in payout (annuitization) period       9,828       20,352       19,012        232,038         152,344        30,341
                                             ----------   ----------   ----------   ------------   -------------   -----------
  Total net assets                           $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
                                             ==========   ==========   ==========   ============   =============   ===========
Accumulation units outstanding                  203,074      143,121      162,480      4,954,484       3,965,069     2,509,594
                                             ==========   ==========   ==========   ============   =============   ===========
                                                                           Diversified
                                               Moderate         Cash          Fixed         Focus
                                                Growth       Management      Income         Growth
                                               Strategy      Portfolio      Portfolio     Portfolio
                                               (Class 2)     (Class 2)      (Class 2)     (Class 2)
                                             ------------   -----------   ------------   -----------
Assets:
 Investments in Trusts, at net asset value   $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
Liabilities:                                            -             -              -             -
                                             ------------   -----------   ------------   -----------
Net assets:                                  $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
                                             ============   ===========   ============   ===========
 Accumulation units                          $112,275,865   $19,917,933   $ 58,401,340   $48,244,716
 Contracts in payout (annuitization) period        65,637        20,585         89,211        52,517
                                             ------------   -----------   ------------   -----------
  Total net assets                           $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
                                             ============   ===========   ============   ===========
Accumulation units outstanding                  5,402,278     1,919,113      3,923,275     5,014,614
                                             ============   ===========   ============   ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                Focus       International    Large Cap     Large Cap      Mid Cap
                                                Value          Equity          Growth        Value         Growth
                                              Portfolio       Portfolio      Portfolio     Portfolio     Portfolio
                                              (Class 2)       (Class 2)      (Class 2)     (Class 2)     (Class 2)
                                             -----------   --------------   -----------   -----------   -----------
Assets:
 Investments in Trusts, at net asset value   $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
Liabilities:                                           -                -             -             -             -
                                             -----------   --------------   -----------   -----------   -----------
Net assets:                                  $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
                                             ===========   ==============   ===========   ===========   ===========
 Accumulation units                          $21,062,960   $   34,212,033   $45,400,315   $40,633,724   $31,813,646
 Contracts in payout (annuitization) period       43,277           50,919        44,557        69,667        65,065
                                             -----------   --------------   -----------   -----------   -----------
  Total net assets                           $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
                                             ===========   ==============   ===========   ===========   ===========
Accumulation units outstanding                 1,295,861        3,724,711     4,180,611     2,705,830     1,500,029
                                             ===========   ==============   ===========   ===========   ===========
                                                                                Balanced
                                                  Mid Cap        Small Cap       Growth       Conservative
                                              Value Portfolio    Portfolio      Strategy     Growth Strategy    Growth Strategy
                                                 (Class 2)       (Class 2)     (Class 3)        (Class 3)          (Class 3)
                                             ----------------   -----------   -----------   ----------------   ----------------
Assets:
 Investments in Trusts, at net asset value   $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
Liabilities:                                                -             -             -                  -                  -
                                             ----------------   -----------   -----------   ----------------   ----------------
Net assets:                                  $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
                                             ================   ===========   ===========   ================   ================
 Accumulation units                          $     36,333,244   $28,573,213   $63,000,384   $     53,818,183   $     65,706,485
 Contracts in payout (annuitization) period           141,582        68,884             -             60,969              6,377
                                             ----------------   -----------   -----------   ----------------   ----------------
  Total net assets                           $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
                                             ================   ===========   ===========   ================   ================
Accumulation units outstanding                      1,497,747     2,197,424     3,115,546          2,708,055          3,068,999
                                             ================   ===========   ===========   ================   ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                                                          Allocation
                                               Moderate     Allocation     Allocation      Moderate      Allocation
                                                Growth       Balanced        Growth         Growth        Moderate
                                               Strategy      Portfolio      Portfolio      Portfolio      Portfolio
                                              (Class 3)      (Class 3)      (Class 3)      (Class 3)      (Class 3)
                                             -----------   ------------   ------------   ------------   ------------
Assets:
 Investments in Trusts, at net asset value   $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
Liabilities:                                           -              -              -              -              -
                                             -----------   ------------   ------------   ------------   ------------
Net assets:                                  $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
                                             ===========   ============   ============   ============   ============
 Accumulation units                          $97,552,847   $174,425,206   $100,236,817   $480,596,436   $217,778,519
 Contracts in payout (annuitization) period      123,087              -         10,275              -         17,174
                                             -----------   ------------   ------------   ------------   ------------
  Total net assets                           $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
                                             ===========   ============   ============   ============   ============
Accumulation units outstanding                 4,696,566     14,471,200      8,876,775     41,967,167     18,430,053
                                             ===========   ============   ============   ============   ============
                                                            Diversified
                                                 Cash          Fixed         Focus         Focus       International
                                              Management      Income         Growth        Value          Equity
                                              Portfolio      Portfolio     Portfolio     Portfolio       Portfolio
                                              (Class 3)      (Class 3)     (Class 3)     (Class 3)       (Class 3)
                                             -----------   ------------   -----------   -----------   --------------
Assets:
 Investments in Trusts, at net asset value   $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
Liabilities:                                           -              -             -             -                -
                                             -----------   ------------   -----------   -----------   --------------
Net assets:                                  $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
                                             ===========   ============   ===========   ===========   ==============
 Accumulation units                          $40,636,770   $ 45,714,545   $46,843,330   $19,358,436   $   32,506,177
 Contracts in payout (annuitization) period       32,454              -        16,999         4,712            5,630
                                             -----------   ------------   -----------   -----------   --------------
  Total net assets                           $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
                                             ===========   ============   ===========   ===========   ==============
Accumulation units outstanding                 3,929,672      3,096,563     4,871,618     1,194,208        3,545,304
                                             ===========   ============   ===========   ===========   ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                              Large Cap     Large Cap      Mid Cap       Mid Cap
                                                Growth        Value         Growth        Value       Real Return    Small Cap
                                              Portfolio     Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                              (Class 3)     (Class 3)     (Class 3)     (Class 3)      (Class 3)     (Class 3)
                                             -----------   -----------   -----------   -----------   ------------   -----------
Assets:
 Investments in Trusts, at net asset value   $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
Liabilities:                                           -             -             -             -              -             -
                                             -----------   -----------   -----------   -----------   ------------   -----------
Net assets:                                  $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
                                             ===========   ===========   ===========   ===========   ============   ===========
 Accumulation units                          $32,983,305   $27,920,586   $26,472,274   $28,456,999   $ 30,897,512   $22,407,345
 Contracts in payout (annuitization) period            -        18,908        10,091         6,670          1,668             -
                                             -----------   -----------   -----------   -----------   ------------   -----------
  Total net assets                           $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
                                             ===========   ===========   ===========   ===========   ============   ===========
Accumulation units outstanding                 3,036,580     1,864,175     1,245,343     1,175,408      2,576,433     1,722,016
                                             ===========   ===========   ===========   ===========   ============   ===========
                                                American        American
                                              Funds Global    Funds Growth    American Funds          VIP
                                              Growth SAST         SAST        Growth-Income        Contrafund
                                               Portfolio       Portfolio      SAST Portfolio       Portfolio
                                               (Class 3)       (Class 3)        (Class 3)      (Service Class 2)
                                             -------------   -------------   ---------------   -----------------
Assets:
 Investments in Trusts, at net asset value   $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
Liabilities:                                             -               -                 -                   -
                                             -------------   -------------   ---------------   -----------------
Net assets:                                  $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
                                             =============   =============   ===============   =================
 Accumulation units                          $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
 Contracts in payout (annuitization) period              -               -                 -                   -
                                             -------------   -------------   ---------------   -----------------
  Total net assets                           $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
                                             =============   =============   ===============   =================
Accumulation units outstanding                   1,034,490         571,462           884,703             909,940
                                             =============   =============   ===============   =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                    VIP            VIP Investment
                                               Equity-Income         Grade Bond         VIP Mid Cap         VIP Overseas
                                                 Portfolio           Portfolio           Portfolio           Portfolio
                                             (Service Class 2)   (Service Class 2)   (Service Class 2)   (Service Class 2)
                                             -----------------   -----------------   -----------------   -----------------
Assets:
 Investments in Trusts, at net asset value   $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
Liabilities:                                                 -                   -                   -                   -
                                             -----------------   -----------------   -----------------   -----------------
Net assets:                                  $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
                                             =================   =================   =================   =================
 Accumulation units                          $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
 Contracts in payout (annuitization) period                  -                   -                   -                   -
                                             -----------------   -----------------   -----------------   -----------------
  Total net assets                           $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
                                             =================   =================   =================   =================
Accumulation units outstanding                       1,184,331           3,255,830           1,694,452           1,458,510
                                             =================   =================   =================   =================
                                               T. Rowe Price      T. Rowe Price
                                                 Blue Chip        Equity Income
                                              Growth Portfolio      Portfolio
                                                 (Class II)        (Class II)
                                             ------------------  ---------------
Assets:
 Investments in Trusts, at net asset value   $        5,245,710  $    11,683,720
Liabilities:                                                  -                -
                                             ------------------  ---------------
Net assets:                                  $        5,245,710  $    11,683,720
                                             ==================  ===============
 Accumulation units                          $        5,245,710  $    11,683,720
 Contracts in payout (annuitization) period                   -                -
                                             ------------------  ---------------
  Total net assets                           $        5,245,710  $    11,683,720
                                             ==================  ===============
Accumulation units outstanding                          461,494        1,209,527
                                             ==================  ===============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.15%           Expenses of 1.40%         Expenses  of 1.52%        Expenses of  1.55%(1)
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                -  $          -   1,084,804  $      21.06        15,558  $      20.73            -  $          -
 Conservative Growth
  Strategy (Class 1)                -             -     970,952         20.60        21,254         20.28            -             -
 Growth Strategy
  (Class 1)                         -             -   1,134,483         22.20        14,444         21.85            -             -
 Moderate Growth
  Strategy (Class 1)                -             -   1,265,735         21.62        23,890         21.28            -             -
 Cash Management
  Portfolio (Class 1)               -             -     175,050         10.78           451         10.59            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -     385,721         15.60         5,918         15.17            -             -
 Focus Growth
  Portfolio (Class 1)               -             -     165,374          9.98         2,538          9.28            -             -
 International Equity
  Portfolio (Class 1)               -             -     322,469          9.55        21,103          8.79            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -     373,352         11.30        24,483         10.09            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -     286,373         15.73        13,194         14.88            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -     194,306         22.08         8,768         20.03            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -     136,395         25.67         6,726         24.95            -             -
 Small Cap
  Portfolio (Class 1)               -             -     157,769         13.51         4,711         12.83            -             -
 Balanced Growth
  Strategy (Class 2)                -             -   1,354,480         20.69             -             -      420,004         20.36
 Conservative Growth
  Strategy (Class 2)                -             -   1,106,691         20.24             -             -      291,244         20.12
 Growth Strategy
  (Class 2)                         -             -     712,083         21.81             -             -      207,913         21.67
 Moderate Growth
  Strategy (Class 2)                -             -   1,344,340         21.24             -             -      448,031         20.92
 Cash Management
  Portfolio (Class 2)               -             -     405,253         10.60             -             -      446,910         10.46
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -     814,030         15.33             -             -      479,612         14.74
 Focus Growth
  Portfolio (Class 2)               -             -   1,588,849          9.81             -             -      387,544          9.70
 Focus Value
  Portfolio (Class 2)               -             -     356,122         16.60             -             -      137,065         16.27
 International Equity
  Portfolio (Class 2)               -             -     647,850          9.39             -             -      766,546          9.26
 Large Cap Growth
  Portfolio (Class 2)               -             -     798,455         11.10             -             -      814,194         10.96
 Large Cap Value
  Portfolio (Class 2)               -             -     530,915         15.47             -             -      504,464         14.89
 Mid Cap Growth
  Portfolio (Class 2)               -             -     315,363         21.70             -             -      158,245         21.49
 Mid Cap Value
  Portfolio (Class 2)               -             -     302,773         25.24             -             -      224,973         23.50
 Small Cap
  Portfolio (Class 2)               -             -     483,014         13.28             -             -      437,759         13.15
 Balanced Growth
  Strategy (Class 3)           32,035         20.81   1,321,711         20.52             -             -            -             -
 Conservative Growth
  Strategy (Class 3)           41,003         20.32   1,319,410         20.06             -             -            -             -
 Growth Strategy
  (Class 3)                   100,233         21.91   1,253,312         21.63             -             -            -             -
 Moderate Growth
  Strategy (Class 3)          111,851         21.36   2,019,640         21.08             -             -            -             -
 Allocation Balanced
  Portfolio (Class 3)         352,294         12.33   4,947,078         12.18             -             -      525,720         12.05
 Allocation Growth
  Portfolio (Class 3)          91,524         11.57   3,090,314         11.40             -             -      828,562         11.28
 Allocation Moderate
  Growth Portfolio
  (Class 3)                   808,291         11.74  11,930,410         11.57             -             -    1,426,556         11.45
 Allocation Moderate
  Portfolio (Class 3)         348,463         12.12   4,990,357         11.96             -             -      773,223         11.83
 Cash Management
  Portfolio (Class 3)          54,267         10.64   1,242,729         10.51             -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 3)                    26,532         15.38   1,043,986         15.22             -             -            -             -
 Focus Growth
  Portfolio (Class 3)          77,957          9.87   2,100,761          9.73             -             -            -             -
 Focus Value
  Portfolio (Class 3)           6,320         16.68     524,877         16.46             -             -            -             -
 International Equity
  Portfolio (Class 3)          14,661          9.43   1,327,042          9.31             -             -            -             -
 Large Cap Growth
  Portfolio (Class 3)           1,271         11.12   1,264,183         11.02             -             -            -             -
 Large Cap Value
  Portfolio (Class 3)          17,181         15.55     751,918         15.34             -             -            -             -
 Mid Cap Growth
  Portfolio (Class 3)          12,227         21.83     541,151         21.53             -             -            -             -
 Mid Cap Value
  Portfolio (Class 3)          10,873         25.32     529,928         25.03             -             -            -             -
 Real Return
  Portfolio (Class 3)          15,260         12.33     581,970         12.17             -             -      269,248         12.04
 Small Cap
  Portfolio (Class 3)           6,354         13.33     763,509         13.18             -             -            -             -

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio        10,299  $      11.70     334,633  $      11.54             -  $          -            -  $          -
 American Funds Growth
  SAST Portfolio                6,286         11.23     179,522         11.07             -             -            -             -
 American Funds Growth
  -Income SAST Portfolio        9,820         10.34     252,457         10.19             -             -            -             -

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                     9,277  $      10.02     295,187  $       9.92             -  $          -            -  $          -
 VIP Equity-Income
  Portfolio                    13,187          9.24     355,962          9.15             -             -            -             -
 VIP Investment Grade
  Bond Portfolio               28,508         12.40   1,112,698         12.28             -             -            -             -
 VIP Mid Cap Portfolio         20,983         10.89     562,971         10.74             -             -            -             -
 VIP Overseas Portfolio        20,999          7.55     438,839          7.48             -             -            -             -

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio         3,352  $      11.53     187,581  $      11.43             -  $          -            -  $          -
 T. Rowe Price Equity
  Income Portfolio             16,474          9.84     379,621          9.73             -             -            -             -

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.55%(2)         Expenses of 1.65%         Expenses  of 1.70%(1)     Expenses of  1.70%(3)
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $           -            - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 2)                -             -    2,792,871         20.10      268,793         20.03            -             -
 Conservative Growth
  Strategy (Class 2)                -             -    2,240,398         19.66      198,924         19.79            -             -
 Growth Strategy
  (Class 2)                         -             -    1,427,700         21.19      126,162         21.33            -             -
 Moderate Growth
  Strategy (Class 2)                -             -    3,152,829         20.64      323,342         20.56            -             -
 Cash Management
  Portfolio (Class 2)               -             -      733,329         10.30      284,189         10.28            -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -    2,054,204         14.90      495,158         14.54            -             -
 Focus Growth
  Portfolio (Class 2)               -             -    2,567,224          9.53      389,374          9.55            -             -
 Focus Value
  Portfolio (Class 2)               -             -      654,039         16.17      120,102         16.18            -             -
 International Equity
  Portfolio (Class 2)               -             -    1,739,739          9.14      450,532          9.12            -             -
 Large Cap Growth
  Portfolio (Class 2)               -             -    2,069,398         10.78      384,229         10.80            -             -
 Large Cap Value
  Portfolio (Class 2)               -             -    1,418,912         15.03      184,487         14.66            -             -
 Mid Cap Growth
  Portfolio (Class 2)               -             -      847,795         21.09      132,461         21.15            -             -
 Mid Cap Value
  Portfolio (Class 2)               -             -      813,424         24.52      119,641         23.14            -             -
 Small Cap
  Portfolio (Class 2)               -             -      966,122         12.91      235,220         12.96            -             -
 Balanced Growth
  Strategy (Class 3)          845,342         20.18      554,358         19.93            -             -       19,022         19.88
 Conservative Growth
  Strategy (Class 3)          756,832         19.97      267,587         19.51            -             -       48,273         19.66
 Growth Strategy
  (Class 3)                   900,893         21.48      342,899         21.04            -             -       50,574         21.17
 Moderate Growth
  Strategy (Class 3)        1,226,380         20.75      859,450         20.48            -             -       18,929         20.42
 Allocation Balanced
  Portfolio (Class 3)       5,506,194         12.05      329,833         11.96      499,700         11.92       77,877         11.92
 Allocation Growth
  Portfolio (Class 3)       2,957,506         11.28       82,624         11.20      727,308         11.16      125,608         11.16
 Allocation Moderate
  Growth Portfolio
  (Class 3)                18,310,704         11.45    1,220,336         11.37    1,260,002         11.33       58,227         11.33
 Allocation Moderate
  Portfolio (Class 3)       7,285,521         11.83      633,969         11.74    1,015,289         11.70       13,366         11.70
 Cash Management
  Portfolio (Class 3)       1,970,623         10.33      148,466         10.21            -             -       13,861         10.21
 Diversified Fixed
  Income Portfolio
  (Class 3)                   979,982         14.59      281,866         14.78            -             -      258,094         14.39
 Focus Growth
  Portfolio (Class 3)       1,395,678          9.63      749,607          9.46            -             -       17,009          9.47
 Focus Value
  Portfolio (Class 3)         364,437         16.13      156,786         16.02            -             -        8,151         15.84
 International Equity
  Portfolio (Class 3)       1,266,191          9.15      231,757          9.06            -             -       46,709          9.06
 Large Cap Growth
  Portfolio (Class 3)         870,550         10.87      347,885         10.70            -             -       70,941         10.72
 Large Cap Value
  Portfolio (Class 3)         629,238         14.78      180,905         14.91            -             -       38,345         14.52
 Mid Cap Growth
  Portfolio (Class 3)         333,960         21.31      150,011         20.92            -             -       24,201         20.95
 Mid Cap Value
  Portfolio (Class 3)         339,225         23.29      127,014         24.32            -             -       15,610         22.86
 Real Return
  Portfolio (Class 3)         639,494         12.04       77,119         11.94      282,673         11.90      310,154         11.91
 Small Cap
  Portfolio (Class 3)         454,436         13.04      217,909         12.80            -             -       27,237         12.81

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio       434,407 $       11.45       84,772 $       11.37            - $           -            - $           -
 American Funds Growth
  SAST Portfolio              270,531         10.98       39,469         10.92            -             -            -             -
 American Funds Growth
  -Income SAST Portfolio      415,577         10.11       73,197         10.06            -             -            -             -

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                   405,910 $        9.85       65,136 $        9.81            - $           -            - $           -
 VIP Equity-Income
  Portfolio                   545,347          9.09       57,746          9.06            -             -            -             -
 VIP Investment Grade
  Bond Portfolio            1,459,129         12.19      162,179         12.15            -             -            -             -
 VIP Mid Cap Portfolio        741,533         10.68      103,686         10.64            -             -            -             -
 VIP Overseas Portfolio       683,463          7.43       65,063          7.40            -             -            -             -

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio       165,677 $       11.35       49,277 $       11.32            - $           -            - $           -
 T. Rowe Price Equity
  Income Portfolio            525,430          9.64       80,574          9.62            -             -            -             -

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.75%            Expenses of 1.80%        Expenses  of 1.85%          Expenses of  1.90%
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $           -            - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Conservative Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 2)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Focus Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 3)          140,588         19.64      135,302         19.72        3,473         19.76        3,988         19.81
 Conservative Growth
  Strategy (Class 3)           80,836         19.44      126,907         19.28        1,493         19.27        4,072         19.43
 Growth Strategy
  (Class 3)                   187,058         20.93      193,511         20.77          457         20.79        4,551         20.93
 Moderate Growth
  Strategy (Class 3)          195,764         20.12      213,688         20.27        2,123         20.26        4,691         20.33
 Allocation Balanced
  Portfolio (Class 3)       1,123,591         11.83      483,981         11.83       43,853         11.88       98,046         11.87
 Allocation Growth
  Portfolio (Class 3)         285,479         11.11      529,389         11.08            9         11.09        1,758         11.10
 Allocation Moderate
  Growth Portfolio
  (Class 3)                 4,899,443         11.28    1,133,786         11.24       70,210         11.28      370,750         11.27
 Allocation Moderate
  Portfolio (Class 3)       2,188,359         11.63      585,867         11.62      118,920         11.65      119,765         11.64
 Cash Management
  Portfolio (Class 3)         223,595         10.08       99,459         10.11       39,671         10.10       62,785         10.11
 Diversified Fixed
  Income Portfolio
  (Class 3)                   213,373         14.17      201,854         14.59           29         14.49          315         14.87
 Focus Growth
  Portfolio (Class 3)         245,024          9.35      247,011          9.36        7,680          9.37           26          9.52
 Focus Value
  Portfolio (Class 3)          77,682         15.67       45,269         15.81            8         15.65            4         16.22
 International Equity
  Portfolio (Class 3)         403,981          8.99      220,373          8.95        3,146          8.98            6          9.16
 Large Cap Growth
  Portfolio (Class 3)         236,070         10.62      218,957         10.58           33         10.51           13         10.67
 Large Cap Value
  Portfolio (Class 3)          79,619         14.37      134,723         14.75           14         14.77            4         15.11
 Mid Cap Growth
  Portfolio (Class 3)          61,131         20.75      114,227         20.69          890         20.73            4         21.18
 Mid Cap Value
  Portfolio (Class 3)          47,863         22.61       90,375         24.06          731         24.08            3         24.60
 Real Return
  Portfolio (Class 3)         194,721         11.79       97,685         11.82          136         11.75            5         11.93
 Small Cap
  Portfolio (Class 3)         114,966         12.67      122,199         12.66           25         12.56            6         12.99

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio       101,962 $       11.36       44,926 $       11.28        4,111 $       11.29       13,694 $       11.23
 American Funds Growth
  SAST Portfolio               51,277         10.88       13,349         10.83        1,637         10.82        5,737         10.79
 American Funds Growth
  -Income SAST Portfolio       86,022         10.03       27,711          9.96        2,954          9.98        9,731          9.94

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                    73,541 $        9.77       43,906 $        9.77        2,561 $        9.74        9,220 $        9.74
 VIP Equity-Income
  Portfolio                   131,746          9.02       43,271          9.02        6,454          8.99       20,907          8.99
 VIP Investment Grade
  Bond Portfolio              288,046         12.10      133,974         12.10       15,680         12.05       35,253         12.04
 VIP Mid Cap Portfolio        164,725         10.59       48,369         10.59        9,217         10.56       29,250         10.53
 VIP Overseas Portfolio       159,425          7.37       45,134          7.37        7,267          7.35       26,278          7.34

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio        32,352 $       11.27       15,573 $       11.24        1,069 $       11.22        4,232 $       11.21
 T. Rowe Price Equity
  Income Portfolio            129,496          9.58       40,913          9.58        6,156          9.56       20,190          9.56

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                           Expenses of 1.95%(1)         Expenses of 1.95%(3)       Expenses  of 2.00%         Expenses of  2.05%
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $            -           - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -              -           -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -              -           -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -              -           -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -              -           -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Balanced Growth
  Strategy (Class 2)          118,336         19.59            -             -            -              -           -             -
 Conservative Growth
  Strategy (Class 2)          127,812         19.31            -             -            -              -           -             -
 Growth Strategy
  (Class 2)                    35,736         20.78            -             -            -              -           -             -
 Moderate Growth
  Strategy (Class 2)          133,736         20.05            -             -            -              -           -             -
 Cash Management
  Portfolio (Class 2)          49,432         10.03            -             -            -              -           -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                    80,271         14.13            -             -            -              -           -             -
 Focus Growth
  Portfolio (Class 2)          81,623          9.29            -             -            -              -           -             -
 Focus Value
  Portfolio (Class 2)          28,533         15.59            -             -            -              -           -             -
 International Equity
  Portfolio (Class 2)         120,044          8.92            -             -            -              -           -             -
 Large Cap Growth
  Portfolio (Class 2)         114,335         10.50            -             -            -              -           -             -
 Large Cap Value
  Portfolio (Class 2)          67,052         14.25            -             -            -              -           -             -
 Mid Cap Growth
  Portfolio (Class 2)          46,165         20.64            -             -            -              -           -             -
 Mid Cap Value
  Portfolio (Class 2)          36,936         22.53            -             -            -              -           -             -
 Small Cap
  Portfolio (Class 2)          75,309         12.60            -             -            -              -           -             -
 Balanced Growth
  Strategy (Class 3)                -             -       43,927         19.23       15,773          19.33          13         19.31
 Conservative Growth
  Strategy (Class 3)                -             -       43,689         18.84       17,932          19.08           7         18.19
 Growth Strategy
  (Class 3)                         -             -        9,296         20.19       26,190          20.63          11         20.25
 Moderate Growth
  Strategy (Class 3)                -             -       18,398         19.64       25,627          19.83          11         19.80
 Allocation Balanced
  Portfolio (Class 3)         159,454         11.70      187,479         11.70      106,825          11.64      23,702         11.53
 Allocation Growth
  Portfolio (Class 3)         114,891         10.96        8,520         10.96       29,342          10.95       3,915         10.91
 Allocation Moderate
  Growth Portfolio
  (Class 3)                   272,959         11.12       31,504         11.12      141,819          11.13      32,145         11.04
 Allocation Moderate
  Portfolio (Class 3)         171,463         11.49       17,915         11.49      126,726          11.46       5,771         11.36
 Cash Management
  Portfolio (Class 3)               -             -       25,143          9.97       49,046           9.89           9          9.55
 Diversified Fixed
  Income Portfolio
  (Class 3)                         -             -       84,140         14.06        6,368          13.92           8         13.94
 Focus Growth
  Portfolio (Class 3)               -             -        9,956          9.04       19,312           9.17       1,483          9.09
 Focus Value
  Portfolio (Class 3)               -             -        8,363         15.27        2,283          15.40          12         15.47
 International Equity
  Portfolio (Class 3)               -             -       17,381          8.75       12,052           8.83       1,976          8.78
 Large Cap Growth
  Portfolio (Class 3)               -             -       19,734         10.34        6,853          10.41          31         10.20
 Large Cap Value
  Portfolio (Class 3)               -             -       27,517         14.08        4,676          14.13          14         14.51
 Mid Cap Growth
  Portfolio (Class 3)               -             -        5,389         20.27        2,124          20.43          11         20.34
 Mid Cap Value
  Portfolio (Class 3)               -             -       11,006         22.07        2,757          22.21           9         23.45
 Real Return
  Portfolio (Class 3)          31,741         11.68       68,947         11.69        6,512          11.60         747         11.52
 Small Cap
  Portfolio (Class 3)               -             -        8,377         12.37        5,367          12.45       1,604         12.46

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio             - $           -            - $           -        4,452 $        11.24          15 $       11.12
 American Funds Growth
  SAST Portfolio                    -             -            -             -        1,838          10.77       1,190         10.66
 American Funds Growth
  -Income SAST Portfolio            -             -            -             -        4,888           9.93       1,292          9.82

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                         - $           -            - $           -        2,972 $         9.69       1,291 $        9.67
 VIP Equity-Income
  Portfolio                         -             -            -             -        7,527           8.93          10          9.06
 VIP Investment Grade
  Bond Portfolio                    -             -            -             -       15,087          11.98          10         11.79
 VIP Mid Cap Portfolio              -             -            -             -       10,166          10.49          10          9.99
 VIP Overseas Portfolio             -             -            -             -       10,081           7.30          10          7.40

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio             - $           -            - $           -        1,464 $        11.16          28 $       11.06
 T. Rowe Price Equity
  Income Portfolio                  -             -            -             -        6,847           9.48       1,340          9.45

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                   Contracts With Total          Contracts With Total
                                    Expenses  of 2.20%            Expenses of  2.30%
                               ---------------------------  ----------------------------
                               Accumulation  Unit value of  Accumulation   Unit value of
                                   units     accumulation       units       accumulation
Variable Accounts              outstanding      units        outstanding       units
----------------------------   ------------  -------------  -------------  -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                      -  $           -              -  $           -
 Conservative Growth
  Strategy (Class 1)                      -              -              -              -
 Growth Strategy
  (Class 1)                               -              -              -              -
 Moderate Growth
  Strategy (Class 1)                      -              -              -              -
 Cash Management
  Portfolio (Class 1)                     -              -              -              -
 Diversified Fixed
  Income Portfolio
  (Class 1)                               -              -              -              -
 Focus Growth
  Portfolio (Class 1)                     -              -              -              -
 International Equity
  Portfolio (Class 1)                     -              -              -              -
 Large Cap Growth
  Portfolio (Class 1)                     -              -              -              -
 Large Cap Value
  Portfolio (Class 1)                     -              -              -              -
 Mid Cap Growth
  Portfolio (Class 1)                     -              -              -              -
 Mid Cap Value
  Portfolio (Class 1)                     -              -              -              -
 Small Cap
  Portfolio (Class 1)                     -              -              -              -
 Balanced Growth
  Strategy (Class 2)                      -              -              -              -
 Conservative Growth
  Strategy (Class 2)                      -              -              -              -
 Growth Strategy
  (Class 2)                               -              -              -              -
 Moderate Growth
  Strategy (Class 2)                      -              -              -              -
 Cash Management
  Portfolio (Class 2)                     -              -              -              -
 Diversified Fixed
  Income Portfolio
  (Class 2)                               -              -              -              -
 Focus Growth
  Portfolio (Class 2)                     -              -              -              -
 Focus Value
  Portfolio (Class 2)                     -              -              -              -
 International Equity
  Portfolio (Class 2)                     -              -              -              -
 Large Cap Growth
  Portfolio (Class 2)                     -              -              -              -
 Large Cap Value
  Portfolio (Class 2)                     -              -              -              -
 Mid Cap Growth
  Portfolio (Class 2)                     -              -              -              -
 Mid Cap Value
  Portfolio (Class 2)                     -              -              -              -
 Small Cap
  Portfolio (Class 2)                     -              -              -              -
 Balanced Growth
  Strategy (Class 3)                      7          18.81              7          19.22
 Conservative Growth
  Strategy (Class 3)                      7          18.54              7          18.86
 Growth Strategy
  (Class 3)                               7          20.13              7          20.34
 Moderate Growth
  Strategy (Class 3)                      7          19.30              7          19.76
 Allocation Balanced
  Portfolio (Class 3)                    11          11.45          5,562          11.72
 Allocation Growth
  Portfolio (Class 3)                    13          10.83             13          10.93
 Allocation Moderate
  Growth Portfolio
  (Class 3)                              12          11.00             13          11.12
 Allocation Moderate
  Portfolio (Class 3)                    12          11.31         35,067          11.49
 Cash Management
  Portfolio (Class 3)                     9           9.54              9           9.78
 Diversified Fixed
  Income Portfolio
  (Class 3)                               8          13.56              8          14.34
 Focus Growth
  Portfolio (Class 3)                    56           9.07             58           9.28
 Focus Value
  Portfolio (Class 3)                     8          15.17              8          15.57
 International Equity
  Portfolio (Class 3)                    14           8.73             15           8.87
 Large Cap Growth
  Portfolio (Class 3)                    29          10.25             30          10.42
 Large Cap Value
  Portfolio (Class 3)                    10          13.96             11          14.61
 Mid Cap Growth
  Portfolio (Class 3)                     8          20.27              9          20.52
 Mid Cap Value
  Portfolio (Class 3)                     7          21.94              7          23.79
 Real Return
  Portfolio (Class 3)                    10          11.38             11          11.71
 Small Cap
  Portfolio (Class 3)                    13          12.34             14          12.56

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio                  13  $       11.12          1,206  $       11.10
 American Funds Growth
  SAST Portfolio                         14          10.67            612          10.66
 American Funds Growth
  -Income SAST Portfolio                 14           9.82          1,040           9.81

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                              16  $        9.50            923  $        9.62
 VIP Equity-Income
  Portfolio                              17           8.75          2,157           8.87
 VIP Investment Grade
  Bond Portfolio                         10          11.72          5,256          11.87
 VIP Mid Cap Portfolio                   15          10.19          3,527          10.39
 VIP Overseas Portfolio                  18           7.16          1,933           7.24

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio                  15  $       11.01            874  $       11.04
 T. Rowe Price Equity
  Income Portfolio                       16           9.28          2,470           9.43


(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II,
    Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF PORTFOLIO INVESTMENTS
                                 APRIL 30, 2012

                                                                      Net Asset
                                                                       Value       Net Asset
Variable Accounts                                            Shares   Per Share      Value           Cost      Level (Note A)
----------------------------------------------------------  --------- ----------  ------------  -------------- -------------
SEASONS SERIES TRUST:
 Balanced Growth Strategy (Class 1):
  Asset Allocation: Diversified Growth Portfolio (Class 1)    565,006 $    10.23  $  5,781,223 $     4,358,024             1
  Multi-Managed Income/Equity Portfolio (Class 1)             996,428      12.78    12,737,264      11,764,938             1
  Stock Portfolio (Class 1)                                   266,055      17.46     4,645,062       2,746,323             1
                                                                                  ------------  --------------
                                                                                    23,163,549      18,869,285
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    497,903      10.23     5,094,616       3,779,936             1
  Multi-Managed Income Portfolio (Class 1)                    971,729      12.63    12,269,650      11,449,009             1
  Stock Portfolio (Class 1)                                   175,831      17.46     3,069,840       1,856,943             1
                                                                                  ------------  --------------
                                                                                    20,434,106      17,085,888
                                                                                  ------------  --------------
 Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    623,968      10.23     6,384,532       5,706,865             1
  Multi-Managed Growth Portfolio (Class 1)                    757,195      16.77    12,700,132      10,728,737             1
  Stock Portfolio (Class 1)                                   367,329      17.46     6,413,205       4,529,409             1
                                                                                  ------------  --------------
                                                                                    25,497,869      20,965,011
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    681,286      10.23     6,971,019       5,795,415             1
  Multi-Managed Moderate Growth Portfolio (Class 1)         1,062,851      14.39    15,298,372      13,739,445             1
  Stock Portfolio (Class 1)                                   320,840      17.46     5,601,561       3,496,493             1
                                                                                  ------------  --------------
                                                                                    27,870,952      23,031,353
                                                                                  ------------  --------------
 Cash Management Portfolio (Class 1)                          176,395      10.72     1,891,668       1,901,189             1
 Diversified Fixed Income Portfolio (Class 1)                 506,592      12.05     6,105,674       5,740,632             1
 Focus Growth Portfolio (Class 1)                             162,063      10.33     1,673,953       1,540,765             1
 International Equity Portfolio (Class 1)                     445,025       7.34     3,266,745       2,995,537             1
 Large Cap Growth Portfolio (Class 1)                         406,090      11.00     4,466,693       3,524,656             1
 Large Cap Value Portfolio (Class 1)                          397,031      11.84     4,701,869       4,437,688             1
 Mid Cap Growth Portfolio (Class 1)                           339,467      13.16     4,465,868       2,963,415             1
 Mid Cap Value Portfolio (Class 1)                            257,835      14.23     3,669,683       2,839,042             1
 Small Cap Portfolio (Class 1)                                217,431      10.08     2,192,398       1,798,971             1
 Balanced Growth Strategy (Class 2):
  Asset Allocation: Diversified Growth Portfolio (Class 2)  2,451,730      10.22    25,062,491      17,676,470             1
  Multi-Managed Income/Equity Portfolio (Class 2)           4,328,424      12.76    55,219,783      50,075,973             1
  Stock Portfolio (Class 2)                                 1,165,756      17.28    20,139,004      11,369,378             1
                                                                                  ------------  --------------
                                                                                   100,421,278      79,121,821
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  1,919,423      10.22    19,621,051      15,328,107             1
  Multi-Managed Income Portfolio (Class 2)                  3,750,894      12.60    47,258,967      43,986,974             1
  Stock Portfolio (Class 2)                                   684,462      17.28    11,824,420       7,723,890             1
                                                                                  ------------  --------------
                                                                                    78,704,438      67,038,971
                                                                                  ------------  --------------
 Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  1,315,899      10.22    13,451,611      10,782,890             1
  Multi-Managed Growth Portfolio (Class 2)                  1,597,502      16.75    26,757,302      20,448,710             1
  Stock Portfolio (Class 2)                                   782,151      17.28    13,512,035       8,433,087             1
                                                                                  ------------  --------------
                                                                                    53,720,948      39,664,687
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  2,748,821      10.22    28,099,465      20,579,409             1
  Multi-Managed Moderate Growth Portfolio (Class 2)         4,292,108      14.37    61,663,076      53,662,843             1
  Stock Portfolio (Class 2)                                 1,306,994      17.28    22,578,961      12,870,839             1
                                                                                  ------------  --------------
                                                                                   112,341,502      87,113,091
                                                                                  ------------  --------------
 Cash Management Portfolio (Class 2)                        1,868,693      10.67    19,938,518      20,007,601             1
 Diversified Fixed Income Portfolio (Class 2)               4,864,212      12.02    58,490,551      54,627,001             1
 Focus Growth Portfolio (Class 2)                           4,764,815      10.14    48,297,233      39,554,775             1
 Focus Value Portfolio (Class 2)                            1,760,682      11.99    21,106,237      20,465,157             1
 International Equity Portfolio (Class 2)                   4,665,544       7.34    34,262,952      32,631,632             1
 Large Cap Growth Portfolio (Class 2)                       4,188,190      10.85    45,444,872      35,174,476             1
 Large Cap Value Portfolio (Class 2)                        3,442,435      11.82    40,703,391      36,344,607             1
 Mid Cap Growth Portfolio (Class 2)                         2,480,346      12.85    31,878,711      20,791,364             1
 Mid Cap Value Portfolio (Class 2)                          2,569,209      14.20    36,474,826      30,215,871             1
 Small Cap Portfolio (Class 2)                              2,893,129       9.90    28,642,097      22,716,102             1
 Balanced Growth Strategy (Class 3):
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,540,803      10.20    15,722,614      11,611,526             1
  Multi-Managed Income/Equity Portfolio (Class 3)           2,720,415      12.74    34,645,387      31,570,368             1
  Stock Portfolio (Class 3)                                   735,646      17.17    12,632,383       7,614,960             1
                                                                                  ------------  --------------
                                                                                    63,000,384      50,796,854
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,316,468      10.20    13,433,460      11,794,924             1
  Multi-Managed Income Portfolio (Class 3)                  2,572,541      12.58    32,350,505      31,456,178             1
  Stock Portfolio (Class 3)                                   471,423      17.17     8,095,187       6,296,152             1
                                                                                  ------------  --------------
                                                                                    53,879,152      49,547,254
                                                                                  ------------  --------------
 Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,612,536      10.20    16,454,583      13,727,570             1
  Multi-Managed Growth Portfolio (Class 3)                  1,957,714      16.72    32,729,923      27,757,757             1
  Stock Portfolio (Class 3)                                   962,528      17.17    16,528,356      11,104,239             1
                                                                                  ------------  --------------
                                                                                    65,712,862      52,589,566
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  2,394,112      10.20    24,429,921      20,369,549             1
  Multi-Managed Moderate Growth Portfolio (Class 3)         3,738,822      14.34    53,614,788      48,752,563             1
  Stock Portfolio (Class 3)                                 1,143,223      17.17    19,631,225      12,854,822             1
                                                                                  ------------  --------------
                                                                                    97,675,934      81,976,934
                                                                                  ------------  --------------
 Allocation Balanced Portfolio (Class 3)                   15,537,351      11.23   174,425,206     153,402,400             1
 Allocation Growth Portfolio (Class 3)                     10,208,618       9.82   100,247,092      98,135,605             1
 Allocation Moderate Growth Portfolio (Class 3)            44,097,307      10.90   480,596,436     453,980,710             1
 Allocation Moderate Portfolio (Class 3)                   20,046,841      10.86   217,795,693     195,194,391             1
 Cash Management Portfolio (Class 3)                        3,824,957      10.63    40,669,224      40,902,987             1
 Diversified Fixed Income Portfolio (Class 3)               3,816,384      11.98    45,714,545      43,157,231             1
 Focus Growth Portfolio (Class 3)                           4,671,818      10.03    46,860,329      40,164,850             1
 Focus Value Portfolio (Class 3)                            1,620,143      11.95    19,363,148      20,609,269             1
 International Equity Portfolio (Class 3)                   4,438,621       7.32    32,511,807      33,416,411             1
 Large Cap Growth Portfolio (Class 3)                       3,060,254      10.78    32,983,305      26,124,070             1
 Large Cap Value Portfolio (Class 3)                        2,366,321      11.81    27,939,494      26,452,225             1
 Mid Cap Growth Portfolio (Class 3)                         2,086,592      12.69    26,482,365      18,833,084             1
 Mid Cap Value Portfolio (Class 3)                          2,008,754      14.17    28,463,669      23,590,207             1
 Real Return Portfolio (Class 3)                            3,001,068      10.30    30,899,180      28,268,598             1
 Small Cap Portfolio (Class 3)                              2,288,364       9.79    22,407,345      17,869,064             1

SUNAMERICA SERIES TRUST (Class 3):
 American Funds Global Growth SAST Portfolio                1,049,711 $    11.29  $ 11,848,654 $    10,152,266             1
 American Funds Growth SAST Portfolio                         589,887      10.65     6,281,349       5,307,943             1
 American Funds Growth-Income SAST Portfolio                  896,476       9.98     8,947,934       7,567,897             1

FIDELITY VARIABLE INSURANCE PRODUCTS (Service Class 2):
 VIP Contrafund Portfolio                                     351,345 $    25.54  $  8,973,348 $     7,549,869             1
 VIP Equity-Income Portfolio                                  547,143      19.69    10,773,246       8,540,629             1
 VIP Investment Grade Bond Portfolio                        3,084,476      12.88    39,728,047      39,010,799             1
 VIP Mid Cap Portfolio                                        564,206      32.09    18,105,380      13,994,876             1
 VIP Overseas Portfolio                                       703,697      15.41    10,843,974       9,866,307             1

T. ROWE PRICE EQUITY SERIES, INC. (Class II):
 T. Rowe Price Blue Chip Growth Portfolio                     395,604 $    13.26  $  5,245,710 $     4,459,936             1
 T. Rowe Price Equity Income Portfolio                        550,340      21.23    11,683,720       9,199,994             1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012

                                 Balanced   Conservative               Moderate      Cash      Diversified    Focus
                                  Growth      Growth       Growth       Growth     Management  Fixed Income  Growth
                                 Strategy    Strategy     Strategy     Strategy    Portfolio    Portfolio    Portfolio
                                 (Class 1)   (Class 1)    (Class 1)    (Class 1)   (Class 1)     (Class 1)   (Class 1)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Investment income:
   Dividends                    $  527,432  $  535,118   $  251,649  $     440,398 $         -  $   138,771  $    3,670
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Expenses:
  Charges for distribution,
   mortality and expense risk     (320,430)   (283,753)    (357,264)      (403,201)   (26,070)      (75,411)    (39,921)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net investment income (loss)       207,002     251,365     (105,615)        37,197     (26,070)      63,360     (36,251)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net realized gains (losses)
 from securities transactions     (486,118)    256,467     (605,048)      (739,457)    (20,173)     174,590     424,771
Realized gain distributions        159,830     287,284            -        580,622           -       55,349     120,837
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net realized gains (losses)       (326,288)    543,751     (605,048)      (158,835)    (20,173)     229,939     545,608
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period            3,637,591   3,550,514    3,769,036      4,586,654     (22,960)     354,380     802,348
  End of period                  4,294,264   3,348,218    4,532,858      4,839,599      (9,521)     365,042     133,188
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Change in net unrealized
 appreciation
 (depreciation) of investments     656,673    (202,296)     763,822        252,945      13,439       10,662    (669,160)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Increase (decrease) in net
 assets from operations         $  537,387  $  592,820   $   53,159  $     131,307 $   (32,804) $   303,961  $ (159,803)
                                ==========  ==========   ==========  ============= =========== ============  ==========
                                International   Large Cap   Large Cap
                                   Equity        Growth       Value
                                   Portfolio     Portfolio   Portfolio
                                   (Class 1)     (Class 1)   (Class 1)
                                -------------  -----------  -----------
Investment income:
   Dividends                     $     54,534  $    21,003  $    71,168
                                -------------  -----------  -----------
Expenses:
  Charges for distribution,
   mortality and expense risk         (51,681)     (64,809)     (67,646)
                                -------------  -----------  -----------
Net investment income (loss)            2,853      (43,806)       3,522
                                -------------  -----------  -----------
Net realized gains (losses)
 from securities transactions        (611,141)     (94,150)    (129,248)
Realized gain distributions                 -            -            -
                                -------------  -----------  -----------
Net realized gains (losses)          (611,141)     (94,150)   (129,248)
                                -------------  -----------  -----------
Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                 304,647      677,163      321,135
  End of period                       271,208      942,037      264,181
                                -------------  -----------  -----------
Change in net unrealized
 appreciation
 (depreciation) of investments        (33,439)     264,874      (56,954)
                                -------------  -----------  -----------
Increase (decrease) in net
 assets from operations          $   (641,727) $   126,918  $  (182,680)
                                 ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                         Mid Cap     Mid Cap                 Balanced    Conservative
                                                         Growth       Value     Small Cap     Growth        Growth        Growth
                                                        Portfolio   Portfolio   Portfolio    Strategy      Strategy      Strategy
                                                        (Class 1)   (Class 1)   (Class 1)   (Class 2)     (Class 2)     (Class 2)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Investment income:
 Dividends                                             $        -  $   22,679  $        -  $ 2,197,711  $   1,991,682  $   468,829
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk     (78,214)    (55,040)    (32,802)  (1,613,455)    (1,248,473)    (861,187)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net investment income (loss)                              (78,214)    (32,361)    (32,802)     584,256        743,209     (392,358)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net realized gains (losses) from securities
 transactions                                            (254,122)   (518,452)    (61,550)    (481,197)     3,484,974     (366,648)
Realized gain distributions                                     -           -           -      710,707      1,134,753            -
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net realized gains (losses)                              (254,122)   (518,452)    (61,550)     229,510      4,619,727     (366,648)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of
 investments:
 Beginning of period                                    1,507,533     597,981     504,924   20,153,774     14,833,808   13,355,754
 End of period                                          1,502,453     830,641     393,427   21,299,457     11,665,467   14,056,261
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                             (5,080)    232,660    (111,497)   1,145,683     (3,168,341)     700,507
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations      $ (337,416) $ (318,153) $ (205,849) $ 1,959,449  $   2,194,595  $   (58,499)
                                                       ==========  ==========  ==========  ===========  =============  ===========
                                                              Moderate       Cash      Diversified      Focus
                                                               Growth     Management   Fixed Income     Growth
                                                              Strategy    Portfolio     Portfolio     Portfolio
                                                             (Class 2)    (Class 2)     (Class 2)     (Class 2)
                                                            -----------  -----------  -------------  -----------
Investment income:
 Dividends                                                  $ 1,598,763  $         -  $   1,517,147  $    44,036
                                                            -----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk        (1,833,792)    (373,851)      (980,890)    (787,537)
                                                            -----------  -----------  -------------  -----------
Net investment income (loss)                                   (235,029)    (373,851)       536,257     (743,501)
                                                            -----------  -----------  -------------  -----------
Net realized gains (losses) from securities transactions         (7,148)    (109,271)     1,651,924    2,604,967
Realized gain distributions                                   2,337,029            -        640,581    2,195,199
                                                            -----------  -----------  -------------  -----------
Net realized gains (losses)                                   2,329,881     (109,271)     2,292,505    4,800,166
                                                            -----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         27,189,434      (56,764)     3,476,424   15,886,690
 End of period                                               25,228,411      (69,083)     3,863,550    8,742,458
                                                            -----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                               (1,961,023)     (12,319)       387,126   (7,144,232)
                                                            -----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations           $   133,829  $  (495,441) $   3,215,888  $(3,087,567)
                                                            ===========  ===========  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                           International   Large Cap    Large Cap     Mid Cap
                                                             Focus Value      Equity         Growth       Value        Growth
                                                              Portfolio      Portfolio     Portfolio    Portfolio    Portfolio
                                                              (Class 2)      (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                                            ------------  --------------  -----------  -----------  -----------
Investment income:
 Dividends                                                  $    287,044  $      465,488  $   137,585  $   563,741  $         -
                                                            ------------  --------------  -----------  -----------  -----------
Expenses:
 Charges for distribution, mortality and expense risk           (357,204)       (593,570)    (750,562)    (668,166)    (531,596)
                                                            ------------  --------------  -----------  -----------  -----------
Net investment income (loss)                                     (70,160)       (128,082)    (612,977)    (104,425)    (531,596)
                                                            ------------  --------------  -----------  -----------  -----------
Net realized gains (losses) from securities transactions      (3,632,442)     (6,026,840)   1,409,237     (314,230)  (1,809,900)
Realized gain distributions                                            -               -            -            -            -
                                                            ------------  --------------  -----------  -----------  -----------
Net realized gains (losses)                                   (3,632,442)     (6,026,840)   1,409,237     (314,230)  (1,809,900)
                                                            ------------  --------------  -----------  -----------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                             147,476       2,145,143   10,061,705    5,615,281   11,133,063
 End of period                                                   641,080       1,631,320   10,270,396    4,358,784   11,087,347
                                                            ------------  --------------  -----------  -----------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                   493,604        (513,823)     208,691   (1,256,497)     (45,716)
                                                            ------------  --------------  -----------  -----------  -----------
Increase (decrease) in net assets from operations           $ (3,208,998) $   (6,668,745) $ 1,004,951  $(1,675,152) $(2,387,212)
                                                            ============  ==============  ===========  ===========  ===========
                                                              Mid Cap       Small       Balanced    Conservative
                                                               Value         Cap         Growth        Growth        Growth
                                                             Portfolio    Portfolio     Strategy      Strategy      Strategy
                                                             (Class 2)    (Class 2)    (Class 3)     (Class 3)     (Class 3)
                                                            -----------  -----------  -----------  -------------  -----------
Investment income:
 Dividends                                                  $   178,695  $         -  $ 1,329,923  $   1,302,046  $   530,217
                                                            -----------  -----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk          (610,080)    (469,860)    (966,483)      (808,443)  (1,003,814)
                                                            -----------  -----------  -----------  -------------  -----------
Net investment income (loss)                                   (431,385)    (469,860)     363,440        493,603     (473,597)
                                                            -----------  -----------  -----------  -------------  -----------
Net realized gains (losses) from securities transactions     (2,017,199)  (1,004,323)  (1,498,739)     4,793,951   (1,443,925)
Realized gain distributions                                           -            -      447,158        763,341            -
                                                            -----------  -----------  -----------  -------------  -----------
Net realized gains (losses)                                  (2,017,199)  (1,004,323)  (1,051,581)     5,557,292   (1,443,925)
                                                            -----------  -----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                          6,720,436    7,005,430   10,273,257      8,821,764   11,054,930
 End of period                                                6,258,955    5,925,995   12,203,530      4,331,898   13,123,296
                                                            -----------  -----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                 (461,481)  (1,079,435)   1,930,273     (4,489,866)   2,068,366
                                                            -----------  -----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations           $(2,910,065) $(2,553,618) $ 1,242,132  $   1,561,029  $   150,844
                                                            ===========  ===========  ===========  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                                                    Allocation
                                                              Moderate    Allocation   Allocation    Moderate     Allocation
                                                               Growth      Balanced      Growth       Growth       Moderate
                                                              Strategy    Portfolio    Portfolio     Portfolio    Portfolio
                                                             (Class 3)    (Class 3)    (Class 3)     (Class 3)    (Class 3)
                                                            -----------  -----------  -----------  ------------  -----------
Investment income:
 Dividends                                                  $ 1,308,050  $ 1,925,002  $   832,784  $  4,931,354  $ 2,200,693
                                                            -----------  -----------  -----------  ------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk        (1,504,532)  (2,600,917)  (1,593,581)   (7,520,309)  (3,420,495)
                                                            -----------  -----------  -----------  ------------  -----------
Net investment income (loss)                                   (196,482)    (675,915)    (760,797)   (2,588,955)  (1,219,802)
                                                            -----------  -----------  -----------  ------------  -----------
Net realized gains (losses) from securities transactions     (2,820,712)   1,618,641   (4,814,788)   (8,760,922)  (3,728,814)
Realized gain distributions                                   2,017,061            -            -             -            -
                                                            -----------  -----------  -----------  ------------  -----------
Net realized gains (losses)                                    (803,651)   1,618,641   (4,814,788)   (8,760,922)  (3,728,814)
                                                            -----------  -----------  -----------  ------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         14,276,704   21,621,620    5,429,691    37,991,900   24,553,082
 End of period                                               15,699,000   21,022,806    2,111,487    26,615,726   22,601,302
                                                            -----------  -----------  -----------  ------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                1,422,296     (598,814)  (3,318,204)  (11,376,174)  (1,951,780)
                                                            -----------  -----------  -----------  ------------  -----------
Increase (decrease) in net assets from operations           $   422,163  $   343,912  $(8,893,789) $(22,726,051) $(6,900,396)
                                                            ===========  ===========  ===========  ============  ===========
                                                                Cash      Diversified      Focus        Focus      International
                                                             Management   Fixed Income     Growth       Value         Equity
                                                             Portfolio     Portfolio     Portfolio    Portfolio      Portfolio
                                                             (Class 3)     (Class 3)     (Class 3)    (Class 3)      (Class 3)
                                                            -----------  -------------  -----------  -----------  --------------
Investment income:
 Dividends                                                  $         -  $   1,103,522  $    32,134  $   255,729  $      442,666
                                                            -----------  -------------  -----------  -----------  --------------
Expenses:
 Charges for distribution, mortality and expense risk          (745,360)      (738,181)    (739,825)    (308,880)       (554,470)
                                                            -----------  -------------  -----------  -----------  --------------
Net investment income (loss)                                   (745,360)       365,341     (707,691)     (53,151)       (111,804)
                                                            -----------  -------------  -----------  -----------  --------------
Net realized gains (losses) from securities transactions       (435,013)     1,337,012    4,116,421   (2,161,218)     (6,216,481)
Realized gain distributions                                           -        483,940    2,168,379            -               -
                                                            -----------  -------------  -----------  -----------  --------------
Net realized gains (losses)                                    (435,013)     1,820,952    6,284,800   (2,161,218)     (6,216,481)
                                                            -----------  -------------  -----------  -----------  --------------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                           (371,824)     2,284,038   15,029,956     (760,788)       (846,422)
 End of period                                                 (233,763)     2,557,314    6,695,479   (1,246,121)       (904,604)
                                                            -----------  -------------  -----------  -----------  --------------
Change in net unrealized appreciation
 (depreciation) of investments                                  138,061        273,276   (8,334,477)    (485,333)        (58,182)
                                                            -----------  -------------  -----------  -----------  --------------
Increase (decrease) in net assets from operations           $(1,042,312) $   2,459,569  $(2,757,368) $(2,699,702) $   (6,386,467)
                                                            ===========  =============  ===========  ===========  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                             Large Cap   Large Cap    Mid Cap      Mid Cap       Real
                                                              Growth       Value       Growth       Value       Return
                                                             Portfolio   Portfolio   Portfolio    Portfolio    Portfolio
                                                             (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)
                                                            ----------  ----------  -----------  -----------  ----------
Investment income:
 Dividends                                                  $   74,406  $  363,750  $         -  $   112,701  $        -
                                                            ----------  ----------  -----------  -----------  ----------
Expenses:
 Charges for distribution, mortality and expense risk         (526,820)   (431,204)    (424,153)    (450,524)   (517,660)
                                                            ----------  ----------  -----------  -----------  ----------
Net investment income (loss)                                  (452,414)    (67,454)    (424,153)    (337,823)   (517,660)
                                                            ----------  ----------  -----------  -----------  ----------
Net realized gains (losses) from securities transactions        42,588    (918,007)  (1,535,169)  (3,098,171)  1,327,726
Realized gain distributions                                          -           -            -            -           -
                                                            ----------  ----------  -----------  -----------  ----------
Net realized gains (losses)                                     42,588    (918,007)  (1,535,169)  (3,098,171)  1,327,726
                                                            ----------  ----------  -----------  -----------  ----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         5,493,608   1,452,774    7,560,706    3,663,592   2,422,409
 End of period                                               6,859,235   1,487,269    7,649,281    4,873,462   2,630,582
                                                            ----------  ----------  -----------  -----------  ----------
Change in net unrealized appreciation
 (depreciation) of investments                               1,365,627      34,495       88,575    1,209,870     208,173
                                                            ----------  ----------  -----------  -----------  ----------

Increase (decrease) in net assets from operations           $  955,801  $ (950,966) $(1,870,747) $(2,226,124) $1,018,239
                                                            ==========  ==========  ===========  ============ ==========

                                                                                                                            VIP
                                                                        American Funds  American Funds   American Funds  Contrafund
                                                           Small Cap    Global Growth    Growth SAST     Growth-Income   Portfolio
                                                           Portfolio    SAST Portfolio    Portfolio      SAST Portfolio  (Service
                                                           (Class 3)      (Class 3)       (Class 3)        (Class 3)      Class 2)
                                                          -----------  ---------------  --------------  ---------------  ----------
Investment income:
 Dividends                                                $         -  $        95,593  $       20,042  $        75,065  $   67,021
                                                          -----------  ---------------  --------------  ---------------  ----------
Expenses:
 Charges for distribution, mortality and expense risk        (365,535)        (181,628)        (92,584)        (118,984)   (126,197)
                                                          -----------  ---------------  --------------  ---------------  ----------
Net investment income (loss)                                 (365,535)         (86,035)        (72,542)         (43,919)    (59,176)
                                                          -----------  ---------------  --------------  ---------------  ----------
Net realized gains (losses) from securities transactions     (409,123)         630,853         549,844          476,452     772,448
Realized gain distributions                                         -                -               -                -           -
                                                          -----------  ---------------  --------------  ---------------  ----------
Net realized gains (losses)                                  (409,123)         630,853         549,844          476,452     772,448
                                                          -----------  ---------------  --------------  ---------------  ----------
Net unrealized appreciation (depreciation)
 of investments:
 Beginning of period                                        5,944,306        3,132,114       1,663,704        1,827,205   2,249,762
 End of period                                              4,538,281        1,696,388         973,406        1,380,037   1,423,479
                                                          -----------  ---------------  --------------  ---------------  ----------
Change in net unrealized appreciation
 (depreciation) of investments                             (1,406,025)      (1,435,726)       (690,298)        (447,168)   (826,283)
                                                          -----------  ---------------  --------------  ---------------  ----------

Increase (decrease) in net assets from operations         $(2,180,683) $      (890,908) $     (212,996) $       (14,635) $ (113,011)
                                                          ===========  ===============  ==============  ===============  ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                  VIP Investment
                                 VIP Equity-        Grade Bond     VIP Mid Cap   VIP Overseas   T. Rowe Price     T. Rowe Price
                               Income Portfolio     Portfolio       Portfolio     Portfolio       Blue Chip       Equity Income
                                   (Service          (Service       (Service       (Service    Growth Portfolio     Portfolio
                                   Class 2)          Class 2)       Class 2)       Class 2)       (Class II)       (Class II)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Investment income:
 Dividends                    $         244,945  $     1,118,304  $      4,169  $     143,058  $               -  $      206,973
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Expenses:
 Charges for distribution,
 mortality and expense risk            (159,396)        (595,089)     (281,013)      (173,604)           (67,639)       (176,954)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net investment income (loss)             85,549          523,215      (276,844)       (30,546)           (67,639)         30,019
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net realized gains (losses)
 from securities transactions           724,327        1,286,483     1,688,739        747,479            596,557         863,746
Realized gain distributions             260,261          647,551        36,303              -                  -               -
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net realized gains (losses)             984,588        1,934,034     1,725,042        747,479            596,557         863,746
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net unrealized appreciation
 (depreciation) of investments:
   Beginning of period                3,450,154        1,191,255     7,261,055      3,627,983            914,967       3,526,950
   End of period                      2,232,617          717,248     4,110,504        977,667            785,774       2,483,726
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Change in net unrealized
 appreciation (depreciation)
 of investments                      (1,217,537)        (474,007)   (3,150,551)    (2,650,316)          (129,193)     (1,043,224)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Increase (decrease) in net
 assets from operations       $        (147,400) $     1,983,242  $ (1,702,353) $  (1,933,383) $         399,725  $     (149,459)
                              =================  ===============  ============  =============  =================  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012

                                            Balanced    Conservative                 Moderate       Cash      Diversified
                                             Growth        Growth        Growth       Growth     Management   Fixed Income
                                            Strategy      Strategy      Strategy     Strategy    Portfolio     Portfolio
                                           (Class 1)     (Class 1)     (Class 1)    (Class 1)    (Class 1)     (Class 1)
                                          ------------ -------------- ------------ ------------ ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   207,002  $     251,365  $  (105,615) $    37,197  $   (26,070) $      63,360
 Net realized gains (losses)                  (326,288)       543,751     (605,048)    (158,835)     (20,173)       229,939
 Change in net unrealized appreciation
  (depreciation) of investments                656,673       (202,296)     763,822      252,945       13,439         10,662
                                          ------------ -------------- ------------ ------------ ------------ --------------
  Increase (decrease) in net assets
   from operations                             537,387        592,820       53,159      131,307      (32,804)       303,961
                                          ------------ -------------- ------------ ------------ ------------ --------------
From capital transactions:
 Net proceeds from units sold                   24,497          6,283       38,817        8,920           13            110
 Cost of units redeemed                     (3,357,706)    (3,333,853)  (3,983,902)  (4,626,646)    (610,377)      (808,815)
 Net transfers                                (135,131)       448,636     (629,045)  (1,368,545)     734,355        914,831
 Contract maintenance charge                   (12,616)        (7,988)     (21,674)     (18,400)      (1,205)        (1,897)
                                          ------------ -------------- ------------ ------------ ------------ --------------
  Increase (decrease) in net assets
   from capital transactions                (3,480,956)    (2,886,922)  (4,595,804)  (6,004,671)     122,786        104,229
                                          ------------ -------------- ------------ ------------ ------------ --------------
Increase (decrease) in net assets           (2,943,569)    (2,294,102)  (4,542,645)  (5,873,364)      89,982        408,190
Net assets at beginning of period           26,107,118     22,728,208   30,040,514   33,744,316    1,801,686      5,697,484
                                          ------------ -------------- ------------ ------------ ------------ --------------
Net assets at end of period                $23,163,549  $  20,434,106  $25,497,869  $27,870,952  $ 1,891,668  $   6,105,674
                                          ============ ============== ============ ============ ============ ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      1,245            324        1,880          431            1              7
 Units redeemed                               (172,558)      (173,882)    (198,537)    (233,196)     (56,407)       (53,325)
 Units transferred                              (8,737)        22,213      (31,754)     (69,703)      67,600         58,437
                                          ------------ -------------- ------------ ------------ ------------ --------------
Increase (decrease) in units outstanding      (180,050)      (151,345)    (228,411)    (302,468)      11,194          5,119
Beginning units                              1,280,412      1,143,551    1,377,338    1,592,093      164,307        386,520
                                          ------------ -------------- ------------ ------------ ------------ --------------
Ending units                                 1,100,362        992,206    1,148,927    1,289,625      175,501        391,639
                                          ============ ============== ============ ============ ============ ==============
                                             Focus      International   Large Cap    Large Cap
                                             Growth        Equity         Growth       Value
                                           Portfolio      Portfolio     Portfolio    Portfolio
                                           (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                          ------------ --------------- ------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (36,251) $        2,853  $   (43,806) $     3,522

 Net realized gains (losses)                   545,608        (611,141)     (94,150)    (129,248)
 Change in net unrealized appreciation
 (depreciation) of investments                (669,160)        (33,439)     264,874      (56,954)
                                          ------------ --------------- ------------ ------------
  Increase (decrease) in net assets
  from operations                             (159,803)       (641,727)     126,918     (182,680)
                                          ------------ --------------- ------------ ------------
From capital transactions:
 Net proceeds from units sold                    2,557           2,935        2,435       18,411
 Cost of units redeemed                       (472,047)       (405,149)    (643,783)  (1,041,050)
 Net transfers                                (782,062)       (433,246)    (577,644)     148,184
 Contract maintenance charge                    (1,374)         (1,460)      (2,437)      (2,012)
                                          ------------ --------------- ------------ ------------
  Increase (decrease) in net assets
  from capital transactions                 (1,252,926)       (836,920)  (1,221,429)    (876,467)
                                          ------------ --------------- ------------ ------------
Increase (decrease) in net assets           (1,412,729)     (1,478,647)  (1,094,511)  (1,059,147)
Net assets at beginning of period            3,086,682       4,745,392    5,561,204    5,761,016
                                          ------------ --------------- ------------ ------------
Net assets at end of period                $ 1,673,953  $    3,266,745  $ 4,466,693  $ 4,701,869
                                          ============ =============== ============ ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        279             371          239        1,409
 Units redeemed                                (52,537)        (42,989)     (64,195)     (73,733)
 Units transferred                             (80,214)        (44,061)     (56,706)       9,869
                                          ------------ --------------- ------------ ------------
Increase (decrease) in units outstanding      (132,472)        (86,679)    (120,662)     (62,455)
Beginning units                                300,384         430,251      518,497      362,022
                                          ------------ --------------- ------------ ------------
Ending units                                   167,912         343,572      397,835      299,567
                                          ============ =============== ============ ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                   Mid Cap      Mid Cap                  Balanced     Conservative
                                                                    Growth       Value      Small Cap     Growth         Growth
                                                                  Portfolio    Portfolio    Portfolio    Strategy       Strategy
                                                                  (Class 1)    (Class 1)    (Class 1)     (Class 2)     (Class 2)
                                                                 -----------  -----------  ----------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                    $   (78,214) $   (32,361) $  (32,802) $    584,256  $     743,209
 Net realized gains (losses)                                        (254,122)    (518,452)    (61,550)      229,510      4,619,727
 Change in net unrealized appreciation
  (depreciation) of investments                                       (5,080)     232,660    (111,497)    1,145,683     (3,168,341)
                                                                 -----------  -----------  ----------  ------------  -------------
  Increase (decrease) in net assets from operations                 (337,416)    (318,153)   (205,849)    1,959,449      2,194,595
                                                                 -----------  -----------  ----------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                                            687       15,934       2,964       278,256        188,977
 Cost of units redeemed                                             (800,176)    (877,412)   (287,697)  (17,203,189)   (12,040,257)
 Net transfers                                                      (799,863)    (330,904)   (373,557)   (2,835,897)     1,977,325
 Contract maintenance charge                                          (2,353)      (2,177)     (1,297)      (31,694)       (20,289)
                                                                 -----------  -----------  ----------  ------------  -------------
  Increase (decrease) in net assets from capital transactions     (1,601,705)  (1,194,559)   (659,587)  (19,792,524)    (9,894,244)
                                                                 -----------  -----------  ----------  ------------  -------------
Increase (decrease) in net assets                                 (1,939,121)  (1,512,712)   (865,436)  (17,833,075)    (7,699,649)
Net assets at beginning of period                                  6,404,989    5,182,395   3,057,834   118,254,353     86,404,087
                                                                 -----------  -----------  ----------  ------------  -------------
Net assets at end of period                                      $ 4,465,868  $ 3,669,683  $2,192,398  $100,421,278  $  78,704,438
                                                                 ===========  ===========  ==========  ============  =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                               36          716         275        14,764         10,107
 Units redeemed                                                      (39,533)     (36,267)    (22,716)     (908,575)      (643,440)
 Units transferred                                                   (37,362)     (13,801)    (28,738)     (152,620)       103,717
                                                                 -----------  -----------  ----------  ------------  -------------
Increase (decrease) in units outstanding                             (76,859)     (49,352)    (51,179)   (1,046,431)      (529,616)
Beginning units                                                      279,933      192,473     213,659     6,000,915      4,494,685
                                                                 -----------  -----------  ----------  ------------  -------------
Ending units                                                         203,074      143,121     162,480     4,954,484      3,965,069
                                                                 ===========  ===========  ==========  ============  =============

                                                                              Moderate        Cash       Diversified       Focus
                                                                 Growth        Growth      Management    Fixed Income     Growth
                                                                Strategy      Strategy      Portfolio     Portfolio      Portfolio
                                                                (Class 2)     (Class 2)     (Class 2)     (Class 2)      (Class 2)
                                                              ------------  ------------  ------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                 $   (392,358) $   (235,029) $   (373,851) $     536,257  $  (743,501)

 Net realized gains (losses)                                      (366,648)    2,329,881      (109,271)     2,292,505    4,800,166
 Change in net unrealized appreciation
  (depreciation) of investments                                    700,507    (1,961,023)      (12,319)       387,126   (7,144,232)
                                                              ------------  ------------  ------------  -------------  -----------
  Increase (decrease) in net assets from operations                (58,499)      133,829      (495,441)     3,215,888   (3,087,567)
                                                              ------------  ------------  ------------  -------------  -----------
From capital transactions:
 Net proceeds from units sold                                      115,212       793,316       164,899         94,462      137,340
 Cost of units redeemed                                        (10,268,119)  (22,215,618)  (15,745,040)   (12,897,440)  (8,866,978)
 Net transfers                                                  (2,020,673)   (5,267,262)   10,982,446      3,959,248   (4,752,257)
 Contract maintenance charge                                       (28,190)      (39,310)      (10,273)       (15,655)     (21,471)
                                                              ------------  ------------  ------------  -------------  -----------
  Increase (decrease) in net assets from capital transactions  (12,201,770)  (26,728,874)   (4,607,968)    (8,859,385) (13,503,366)
                                                              ------------  ------------  ------------  -------------  -----------
Increase (decrease) in net assets                              (12,260,269)  (26,595,045)   (5,103,409)    (5,643,497) (16,590,933)
Net assets at beginning of period                               65,981,217   138,936,547    25,041,927     64,134,048   64,888,166
                                                              ------------  ------------  ------------  -------------  -----------
Net assets at end of period                                   $ 53,720,948  $112,341,502  $ 19,938,518  $  58,490,551  $48,297,233
                                                              ============  ============  ============  =============  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                          5,383        41,419        15,807          6,508       14,729
 Units redeemed                                                   (519,201)   (1,149,311)   (1,494,995)      (885,403)    (999,637)
 Units transferred                                                (102,643)     (277,445)    1,040,269        275,853     (518,455)
                                                              -----------  ------------  ------------  -------------  ------------
Increase (decrease) in units outstanding                          (616,461)   (1,385,337)     (438,919)      (603,042)  (1,503,363)
Beginning units                                                  3,126,055     6,787,615     2,358,032      4,526,317    6,517,977
                                                              ------------  ------------  ------------  -------------  -----------
Ending units                                                     2,509,594     5,402,278     1,919,113      3,923,275    5,014,614
                                                              ============  ============  ============  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                          Focus      International    Large Cap     Large Cap      Mid Cap
                                                          Value         Equity         Growth         Value        Growth
                                                        Portfolio      Portfolio      Portfolio     Portfolio     Portfolio
                                                        (Class 2)      (Class 2)      (Class 2)     (Class 2)     (Class 2)
                                                       -----------  --------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   (70,160) $     (128,082) $   (612,977) $   (104,425) $   (531,596)
 Net realized gains (losses)                            (3,632,442)     (6,026,840)    1,409,237      (314,230)   (1,809,900)
 Change in net unrealized appreciation
  (depreciation) of investments                            493,604        (513,823)      208,691    (1,256,497)      (45,716)
                                                       -----------  --------------  ------------  ------------  ------------
   Increase (decrease) in net assets from operations    (3,208,998)     (6,668,745)    1,004,951    (1,675,152)   (2,387,212)
                                                       -----------  --------------  ------------  ------------  ------------
From capital transactions:
 Net proceeds from units sold                               91,575          70,064        68,242        50,058        83,962
 Cost of units redeemed                                 (3,943,988)     (5,767,740)   (9,171,446)   (7,001,233)   (6,465,306)
 Net transfers                                          (1,778,975)     (2,211,522)   (3,806,617)   (1,719,585)   (1,825,070)
 Contract maintenance charge                                (7,996)         (9,675)      (12,432)      (10,578)       (9,516)
                                                       -----------  --------------  ------------  ------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                         (5,639,384)     (7,918,873)  (12,922,253)   (8,681,338)   (8,215,930)
                                                       -----------  --------------  ------------  ------------  ------------
Increase (decrease) in net assets                       (8,848,382)    (14,587,618)  (11,917,302)  (10,356,490)  (10,603,142)
Net assets at beginning of period                       29,954,619      48,850,570    57,362,174    51,059,881    42,481,853
                                                       -----------  --------------  ------------  ------------  ------------
Net assets at end of period                            $21,106,237  $   34,262,952  $ 45,444,872  $ 40,703,391  $ 31,878,711
                                                       ===========  ==============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                  5,854           7,823         6,327         3,562         4,191
 Units redeemed                                           (251,490)       (623,304)     (934,376)     (500,439)     (324,089)
 Units transferred                                        (107,713)       (224,122)     (389,768)     (131,771)      (92,048)
                                                       -----------  --------------  ------------  ------------  ------------
Increase (decrease) in units outstanding                  (353,349)       (839,603)   (1,317,817)     (628,648)     (411,946)
Beginning units                                          1,649,210       4,564,314     5,498,428     3,334,478     1,911,975
                                                       -----------  --------------  ------------  ------------  ------------
Ending units                                             1,295,861       3,724,711     4,180,611     2,705,830     1,500,029
                                                       ===========  ==============  ============  ============  ============
                                                          Mid Cap                   Balanced     Conservative
                                                           Value      Small Cap      Growth         Growth        Growth
                                                         Portfolio    Portfolio     Strategy       Strategy      Strategy
                                                         (Class 2)    (Class 2)     (Class 3)     (Class 3)      (Class 3)
                                                       ------------  -----------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   (431,385) $  (469,860) $    363,440  $     493,603  $   (473,597)

 Net realized gains (losses)                             (2,017,199)  (1,004,323)   (1,051,581)     5,557,292    (1,443,925)
 Change in net unrealized appreciation
  (depreciation) of investments                            (461,481)  (1,079,435)    1,930,273     (4,489,866)    2,068,366
                                                       ------------  -----------  ------------  -------------  ------------
   Increase (decrease) in net assets from operations     (2,910,065)  (2,553,618)    1,242,132      1,561,029       150,844
                                                       ------------  -----------  ------------  -------------  ------------
From capital transactions:
 Net proceeds from units sold                                74,083       39,983       225,971        539,840       355,972
 Cost of units redeemed                                  (6,375,555)  (4,792,035)   (9,869,553)    (7,362,374)   (7,166,892)
 Net transfers                                           (2,213,185)  (1,192,729)   (1,564,783)     3,171,286    (4,627,966)
 Contract maintenance charge                                (10,986)      (7,889)      (19,775)        (9,773)      (27,944)
                                                       ------------  -----------  ------------  -------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                          (8,525,643)  (5,952,670)  (11,228,140)    (3,661,021)  (11,466,830)
                                                       ------------  -----------  ------------  -------------  ------------
Increase (decrease) in net assets                       (11,435,708)  (8,506,288)   (9,986,008)    (2,099,992)  (11,315,986)
Net assets at beginning of period                        47,910,534   37,148,385    72,986,392     55,979,144    77,028,848
                                                       ------------  -----------  ------------  -------------  ------------
Net assets at end of period                            $ 36,474,826  $28,642,097  $ 63,000,384  $  53,879,152  $ 65,712,862
                                                       ============  ===========  ============  =============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                   2,723        2,715        11,614         28,737        17,863
 Units redeemed                                            (276,524)    (390,172)     (521,437)      (391,126)     (362,415)
 Units transferred                                          (93,642)     (93,579)      (86,275)       164,194      (233,478)
                                                       ------------  -----------  ------------  -------------  ------------
Increase (decrease) in units outstanding                   (367,443)    (481,036)     (596,098)      (198,195)     (578,030)
Beginning units                                           1,865,190    2,678,460     3,711,644      2,906,250     3,647,029
                                                       ------------  -----------  ------------  -------------  ------------
Ending units                                              1,497,747    2,197,424     3,115,546      2,708,055     3,068,999
                                                       ============  ===========  ============  =============  ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                                                         Allocation
                                                                Moderate     Allocation    Allocation     Moderate     Allocation
                                                                 Growth       Balanced       Growth        Growth       Moderate
                                                                Strategy      Portfolio     Portfolio     Portfolio     Portfolio
                                                                (Class 3)     (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                                              ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                 $   (196,482) $   (675,915) $   (760,797) $ (2,588,955) $ (1,219,802)
 Net realized gains (losses)                                      (803,651)    1,618,641    (4,814,788)   (8,760,922)   (3,728,814)
 Change in net unrealized appreciation
  (depreciation) of investments                                  1,422,296      (598,814)   (3,318,204)  (11,376,174)   (1,951,780)
                                                              ------------  ------------  ------------  ------------  ------------
   Increase (decrease) in net assets from operations               422,163       343,912    (8,893,789)  (22,726,051)   (6,900,396)
                                                              ------------  ------------  ------------  ------------  ------------
From capital transactions:
 Net proceeds from units sold                                    1,331,597       895,338       346,180     2,054,676     1,237,020
 Cost of units redeemed                                        (14,645,343)  (16,283,445)  (13,284,899)  (43,572,666)  (22,643,477)
 Net transfers                                                  (6,483,428)    8,914,398    (3,846,977)  (17,608,258)   (6,215,012)
 Contract maintenance charge                                       (33,016)      (23,409)      (45,256)      (94,207)      (43,098)
                                                              ------------  ------------  ------------  ------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                                (19,830,190)   (6,497,118)  (16,830,952)  (59,220,455)  (27,664,567)
                                                              ------------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets                              (19,408,027)   (6,153,206)  (25,724,741)  (81,946,506)  (34,564,963)
Net assets at beginning of period                              117,083,961   180,578,412   125,971,833   562,542,942   252,360,656
                                                              ------------  ------------  ------------  ------------  ------------
Net assets at end of period                                   $ 97,675,934  $174,425,206  $100,247,092  $480,596,436  $217,795,693
                                                              ============  ============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                         65,765        78,222        30,984       188,079       109,082
 Units redeemed                                                   (751,552)   (1,409,016)   (1,233,397)   (3,955,746)   (1,991,966)
 Units transferred                                                (338,250)      784,323      (361,942)   (1,589,925)     (571,480)
                                                              ------------  ------------  ------------  ------------  ------------
Increase (decrease) in units outstanding                        (1,024,037)     (546,471)   (1,564,355)   (5,357,592)   (2,454,364)
Beginning units                                                  5,720,603    15,017,671    10,441,130    47,324,759    20,884,417
                                                              ------------  ------------  ------------  ------------  ------------
Ending units                                                     4,696,566    14,471,200     8,876,775    41,967,167    18,430,053
                                                              ============  ============  ============  ============  ============

                                                                Cash       Diversified       Focus        Focus      International
                                                             Management    Fixed Income     Growth        Value         Equity
                                                              Portfolio     Portfolio      Portfolio    Portfolio      Portfolio
                                                              (Class 3)     (Class 3)      (Class 3)    (Class 3)      (Class 3)
                                                            ------------  -------------  ------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                               $   (745,360) $     365,341  $   (707,691) $   (53,151) $     (111,804)
 Net realized gains (losses)                                    (435,013)     1,820,952     6,284,800   (2,161,218)     (6,216,481)
 Change in net unrealized appreciation
  (depreciation) of investments                                  138,061        273,276    (8,334,477)    (485,333)        (58,182)
                                                            ------------  -------------  ------------  -----------  --------------
   Increase (decrease) in net assets from operations          (1,042,312)     2,459,569    (2,757,368)  (2,699,702)     (6,386,467)
                                                            ------------  -------------  ------------  -----------  --------------
From capital transactions:
 Net proceeds from units sold                                    930,360        462,164       412,285      109,983         163,227
 Cost of units redeemed                                      (21,777,547)   (10,349,533)   (8,977,120)  (2,671,070)     (5,814,082)
 Net transfers                                                17,162,563      3,673,874    (3,263,019)    (853,635)     (1,572,084)
 Contract maintenance charge                                     (12,048)        (8,342)      (22,436)      (7,384)        (10,936)
                                                            ------------  -------------  ------------  -----------  --------------
  Increase (decrease) in net assets from capital
   transactions                                               (3,696,672)    (6,221,837)  (11,850,290)  (3,422,106)     (7,233,875)
                                                            ------------  -------------  ------------  -----------  --------------
Increase (decrease) in net assets                             (4,738,984)    (3,762,268)  (14,607,658)  (6,121,808)    (13,620,342)
Net assets at beginning of period                             45,408,208     49,476,813    61,467,987   25,484,956      46,132,149
                                                            ------------  -------------  ------------  -----------  --------------
Net assets at end of period                                 $ 40,669,224  $  45,714,545  $ 46,860,329  $19,363,148  $   32,511,807
                                                            ============  =============  ============  ===========  ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                       86,696         30,877        44,606        6,972          18,094
 Units redeemed                                               (2,078,723)      (711,862)     (998,351)    (169,324)       (633,034)
 Units transferred                                             1,630,343        254,361      (356,579)     (53,254)       (160,377)
                                                            ------------  -------------  ------------  -----------  --------------
Increase (decrease) in units outstanding                        (361,684)      (426,624)   (1,310,324)    (215,606)       (775,317)
Beginning units                                                4,291,356      3,523,187     6,181,942    1,409,814       4,320,621
                                                            ------------  -------------  ------------  -----------  --------------
Ending units                                                   3,929,672      3,096,563     4,871,618    1,194,208       3,545,304
                                                            ============  =============  ============  ===========  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                        Large Cap    Large Cap     Mid Cap      Mid Cap        Real
                                                          Growth       Value        Growth       Value        Return     Small Cap
                                                        Portfolio    Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                                                        (Class 3)    (Class 3)    (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $  (452,414) $   (67,454) $  (424,153) $  (337,823) $  (517,660) $  (365,535)
 Net realized gains (losses)                                42,588     (918,007)  (1,535,169)  (3,098,171)   1,327,726     (409,123)
 Change in net unrealized appreciation
  (depreciation) of investments                          1,365,627       34,495       88,575    1,209,870      208,173   (1,406,025)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
   Increase (decrease) in net assets from operations       955,801     (950,966)  (1,870,747)  (2,226,124)   1,018,239   (2,180,683)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
From capital transactions:
 Net proceeds from units sold                              142,237      314,525      192,428      253,183      179,389      122,497
 Cost of units redeemed                                 (5,828,610)  (4,120,800)  (4,522,435)  (3,975,238)  (6,297,968)  (4,104,108)
 Net transfers                                          (2,776,468)    (564,205)  (1,106,278)  (1,395,769)   1,783,263   (2,175,738)
 Contract maintenance charge                                (9,965)      (8,168)      (9,332)     (10,612)      (4,359)      (8,072)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
  Increase (decrease) in net assets from capital
   transactions                                         (8,472,806)  (4,378,648)  (5,445,617)  (5,128,436)  (4,339,675)  (6,165,421)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                       (7,517,005)  (5,329,614)  (7,316,364)  (7,354,560)  (3,321,436)  (8,346,104)
Net assets at beginning of period                       40,500,310   33,269,108   33,798,729   35,818,229   34,220,616   30,753,449
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Net assets at end of period                            $32,983,305  $27,939,494  $26,482,365  $28,463,669  $30,899,180  $22,407,345
                                                       ===========  ===========  ===========  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                 15,252       21,876       10,649       11,109       14,845       11,180
 Units redeemed                                           (583,070)    (293,198)    (226,226)    (172,848)    (533,480)    (331,350)
 Units transferred                                        (279,332)     (44,452)     (59,956)     (66,735)     151,243     (178,732)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Increase (decrease) in units outstanding                  (847,150)    (315,774)    (275,533)    (228,474)    (367,392)    (498,902)
Beginning units                                          3,883,730    2,179,949    1,520,876    1,403,882    2,943,825    2,220,918
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Ending units                                             3,036,580    1,864,175    1,245,343    1,175,408    2,576,433    1,722,016
                                                       ===========  ===========  ===========  ===========  ===========  ===========
                                                        American Funds      American      American Funds         VIP
                                                        Global Growth     Funds Growth    Growth-Income       Contrafund
                                                        SAST Portfolio   SAST Portfolio   SAST Portfolio      Portfolio
                                                          (Class 3)        (Class 3)        (Class 3)     (Service Class 2)
                                                       ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $       (86,035) $       (72,542) $       (43,919) $         (59,176)
 Net realized gains (losses)                                   630,853          549,844          476,452            772,448
 Change in net unrealized appreciation
  (depreciation) of investments                             (1,435,726)        (690,298)        (447,168)          (826,283)
                                                       ---------------  ---------------  ---------------  -----------------
   Increase (decrease) in net assets from operations          (890,908)        (212,996)         (14,635)          (113,011)
                                                       ---------------  ---------------  ---------------  -----------------
From capital transactions:
 Net proceeds from units sold                                   98,725           35,601           53,915             39,992
 Cost of units redeemed                                     (1,003,111)        (833,311)        (624,942)          (871,984)
 Net transfers                                                  69,560          228,225        1,039,175          1,014,369
 Contract maintenance charge                                    (1,754)          (1,119)          (1,262)            (1,406)
                                                       ---------------  ---------------  ---------------  -----------------
  Increase (decrease) in net assets from capital
   transactions                                               (836,580)        (570,604)         466,886            180,971
                                                       ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net assets                           (1,727,488)        (783,600)         452,251             67,960
Net assets at beginning of period                           13,576,142        7,064,949        8,495,683          8,905,388
                                                       ---------------  ---------------  ---------------  -----------------
Net assets at end of period                            $    11,848,654  $     6,281,349  $     8,947,934  $       8,973,348
                                                       ===============  ===============  ===============  =================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                      9,206            3,426            5,512              4,358
 Units redeemed                                                (92,101)         (83,232)         (65,324)           (93,500)
 Units transferred                                               9,189           16,747          105,829            107,618
                                                       ---------------  ---------------  ---------------  -----------------
Increase (decrease) in units outstanding                       (73,706)         (63,059)          46,017             18,476
Beginning units                                              1,108,196          634,521          838,686            891,464
                                                       ---------------  ---------------  ---------------  -----------------
Ending units                                                 1,034,490          571,462          884,703            909,940
                                                       ===============  ===============  ===============  =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                              VIP          VIP                                    T. Rowe     T. Rowe
                                            Equity-     Investment      VIP                        Price       Price
                                             Income     Grade Bond    Mid Cap     VIP Overseas   Blue Chip     Equity
                                           Portfolio    Portfolio    Portfolio     Portfolio      Growth       Income
                                            (Service     (Service     (Service      (Service     Portfolio   Portfolio
                                            Class 2)     Class 2)     Class 2)      Class 2)    (Class II)   (Class II)
                                          -----------  -----------  -----------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $    85,549  $   523,215  $  (276,844) $     (30,546) $  (67,639) $    30,019
 Net realized gains (losses)                  984,588    1,934,034    1,725,042        747,479     596,557      863,746
 Change in net unrealized appreciation
  (depreciation) of investments            (1,217,537)    (474,007)  (3,150,551)    (2,650,316)   (129,193)  (1,043,224)
                                          -----------  -----------  -----------  -------------  ----------  -----------
   Increase (decrease) in
    net assets from operations               (147,400)   1,983,242   (1,702,353)    (1,933,383)    399,725     (149,459)
                                          -----------  -----------  -----------  -------------  ----------  -----------

From capital transactions:
 Net proceeds from units sold                  59,511      270,490      105,564         61,490      20,909       67,293
 Cost of units redeemed                      (746,145)  (4,596,688)  (1,307,963)      (979,991)   (382,044)    (777,865)
 Net transfers                                 (8,154)   1,667,169     (235,742)       196,072     857,288     (434,724)
 Contract maintenance charge                   (1,605)      (5,049)      (2,561)        (1,565)       (711)      (1,461)
                                          -----------  -----------  -----------  -------------  ----------  -----------
  Increase (decrease) in net assets
   from capital transactions                 (696,393)  (2,664,078)  (1,440,702)      (723,994)    495,442   (1,146,757)
                                          -----------  -----------  -----------  -------------  ----------  -----------

Increase (decrease) in net assets            (843,793)    (680,836)  (3,143,055)    (2,657,377)    895,167   (1,296,216)
Net assets at beginning of period          11,617,039   40,408,883   21,248,435     13,501,351   4,350,543   12,979,936
                                          -----------  -----------  -----------  -------------  ----------  -----------
Net assets at end of period               $10,773,246  $39,728,047  $18,105,380  $  10,843,974  $5,245,710  $11,683,720
                                          ===========  ===========  ===========  =============  ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     6,891       22,534       10,096          8,127       2,051        7,386
 Units redeemed                               (87,830)    (384,914)    (125,204)      (131,690)    (37,280)     (86,240)
 Units transferred                               (845)     133,349      (19,659)        51,063      76,398      (45,778)
                                          -----------  -----------  -----------  -------------  ----------  -----------
Increase (decrease) in units outstanding      (81,784)    (229,031)    (134,767)       (72,500)     41,169     (124,632)
Beginning units                             1,266,115    3,484,861    1,829,219      1,531,010     420,325    1,334,159
                                          -----------  -----------  -----------  -------------  ----------  -----------
Ending units                                1,184,331    3,255,830    1,694,452      1,458,510     461,494    1,209,527
                                          ===========  ===========  ===========  =============  ==========  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011

                                                                   Balanced     Conservative                 Moderate       Cash
                                                                    Growth         Growth        Growth       Growth     Management
                                                                   Strategy       Strategy      Strategy     Strategy    Portfolio
                                                                   (Class 1)     (Class 1)     (Class 1)    (Class 1)    (Class 1)
                                                                -------------  -------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                   $     290,442  $     246,585  $   (67,083) $   116,415  $   (31,603)
 Net realized gains (losses)                                         (802,924)      (361,198)    (985,635)    (952,647)     (33,562)
 Change in net unrealized appreciation
  (depreciation) of investments                                     3,037,927      2,094,710    4,841,193    4,560,598       27,067
                                                                -------------  -------------  -----------  -----------  -----------
   Increase (decrease) in net assets from operations                2,525,445      1,980,097    3,788,475    3,724,366      (38,098)
                                                                -------------  -------------  -----------  -----------  -----------
From capital transactions:
 Net proceeds from units sold                                          48,811          6,174       37,307       16,857       11,735
 Cost of units redeemed                                            (5,611,036)    (4,113,239)  (4,753,675)  (5,972,980)    (555,715)
 Net transfers                                                       (746,799)      (498,921)    (926,321)    (713,421)    (320,732)
 Contract maintenance charge                                          (14,661)        (9,770)     (25,894)     (21,111)      (1,327)
                                                                -------------  -------------  -----------  -----------  -----------
   Increase (decrease) in net assets from capital transactions     (6,323,685)    (4,615,756)  (5,668,583)  (6,690,655)    (866,039)
                                                                -------------  -------------  -----------  -----------  -----------
Increase (decrease) in net assets                                  (3,798,240)    (2,635,659)  (1,880,108)  (2,966,289)    (904,137)
Net assets at beginning of period                                  29,905,358     25,363,867   31,920,622   36,710,605    2,705,823
                                                                -------------  -------------  -----------  -----------  -----------
Net assets at end of period                                     $  26,107,118  $  22,728,208  $30,040,514  $33,744,316  $ 1,801,686
                                                                =============  =============  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                             2,718            335        2,021          825        1,062
 Units redeemed                                                      (304,017)      (222,565)    (243,765)    (316,799)     (50,415)
 Units transferred                                                    (41,333)       (26,415)     (49,073)     (40,304)     (28,940)
                                                                -------------  -------------  -----------  -----------  -----------
Increase (decrease) in units outstanding                             (342,632)      (248,645)    (290,817)    (356,278)     (78,293)
Beginning units                                                     1,623,044      1,392,196    1,668,155    1,948,371      242,600
                                                                -------------  -------------  -----------  -----------  -----------
Ending units                                                        1,280,412      1,143,551    1,377,338    1,592,093      164,307
                                                                =============  =============  ===========  ===========  ===========

                                                                 Diversified      Focus     International   Large Cap    Large Cap
                                                                 Fixed Income    Growth        Equity       Composite     Growth
                                                                  Portfolio     Portfolio     Portfolio     Portfolio    Portfolio
                                                                  (Class 1)     (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                                                 ------------  ----------  --------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                   $      79,292  $  (33,935) $        6,743  $     3,738  $  (52,897)
 Net realized gains (losses)                                           89,683      65,180      (1,195,557)    (151,912)   (124,730)
 Change in net unrealized appreciation
  (depreciation) of investments                                       125,828     634,299       1,956,156      106,775     824,991
                                                                 ------------  ----------  --------------  -----------  ----------
   Increase (decrease) in net assets from operations                  294,803     665,544         767,342      (41,399)    647,364
                                                                 ------------  ----------  --------------  -----------  ----------
From capital transactions:
 Net proceeds from units sold                                           4,769       2,560             557            -       3,081
 Cost of units redeemed                                            (1,239,825)   (350,630)       (881,990)     (28,512)   (570,804)
 Net transfers                                                        467,201     610,757        (710,840)  (1,057,538)    916,345
 Contract maintenance charge                                           (2,363)     (1,318)         (1,773)        (517)     (2,517)
                                                                 ------------  ----------  --------------  -----------  ----------
   Increase (decrease) in net assets from capital transactions       (770,218)    261,369      (1,594,046)  (1,086,567)    346,105
                                                                 ------------  ----------  --------------  -----------  ----------
Increase (decrease) in net assets                                    (475,415)    926,913        (826,704)  (1,127,966)    993,469
Net assets at beginning of period                                   6,172,899   2,159,769       5,572,096    1,127,966   4,567,735
                                                                 ------------  ----------  --------------  -----------  ----------
Net assets at end of period                                     $   5,697,484  $3,086,682  $    4,745,392  $         -  $5,561,204
                                                                =============  ==========  ==============  ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                               325         306              57            -         322
 Units redeemed                                                       (85,789)    (40,981)        (89,541)      (3,239)    (60,889)
 Units transferred                                                     32,696      67,299         (72,111)    (115,657)     97,311
                                                                 ------------  ----------  --------------  -----------  ----------
Increase (decrease) in units outstanding                              (52,768)     26,624        (161,595)    (118,896)     36,744
Beginning units                                                       439,288     273,760         591,846      118,896     481,753
                                                                 ------------  ----------  --------------  -----------  ----------
Ending units                                                          386,520     300,384         430,251            -     518,497
                                                                =============  ==========  ==============  ===========  ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)


                                                        Large Cap    Mid Cap     Mid Cap                 Balanced     Conservative
                                                          Value      Growth       Value     Small Cap     Growth         Growth
                                                        Portfolio   Portfolio   Portfolio   Portfolio    Strategy       Strategy
                                                        (Class 1)   (Class 1)   (Class 1)   (Class 1)    (Class 2)     (Class 2)
                                                       ----------  ----------  ----------  ----------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   22,083  $  (76,365) $  (30,393) $  (40,282) $    973,968  $     738,200
 Net realized gains (losses)                              (91,104)   (218,636)   (267,552)   (113,330)   (4,192,685)    (2,450,101)
 Change in net unrealized appreciation
  (depreciation) of investments                           754,667   1,614,636   1,090,781     654,238    14,328,395      9,509,567
                                                       ----------  ----------  ----------  ----------  ------------  -------------
   Increase (decrease) in net assets from operations      685,646   1,319,635     792,836     500,626    11,109,678      7,797,666
                                                       ----------  ----------  ----------  ----------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                               2,405         553       1,425         619       183,923         67,103
 Cost of units redeemed                                  (837,339)   (713,206)   (865,911)   (555,302)  (24,069,205)   (20,732,335)
 Net transfers                                            (74,710)    253,796      63,834    (221,456)   (3,501,410)       559,984
 Contract maintenance charge                               (2,410)     (2,807)     (2,585)     (1,631)      (36,265)       (23,567)
                                                       ----------  ----------  ----------  ----------  ------------  -------------
  Increase (decrease) in net assets from capital
   transactions                                          (912,054)   (461,664)   (803,237)   (777,770)  (27,422,957)   (20,128,815)
                                                       ----------  ----------  ----------  ----------  ------------  -------------

Increase (decrease) in net assets                        (226,408)    857,971     (10,401)   (277,144)  (16,313,279)   (12,331,149)
Net assets at beginning of period                       5,987,424   5,547,018   5,192,796   3,334,978   134,567,632     98,735,236
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Net assets at end of period                            $5,761,016  $6,404,989  $5,182,395  $3,057,834  $118,254,353  $  86,404,087
                                                       ==========  ==========  ==========  ==========  ============  =============

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                   199          29          62          53        10,435          3,823
 Units redeemed                                           (58,152)    (39,818)    (38,801)    (48,648)   (1,333,923)    (1,156,642)
 Units transferred                                         (5,347)     14,159       1,456     (17,988)     (205,929)        65,884
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Increase (decrease) in units outstanding                  (63,300)    (25,630)    (37,283)    (66,583)   (1,529,417)    (1,086,935)
Beginning units                                           425,322     305,563     229,756     280,242     7,530,332      5,581,620
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Ending units                                              362,022     279,933     192,473     213,659     6,000,915      4,494,685
                                                       ==========  ==========  ==========  ==========  ============  =============
                                                                          Moderate        Cash       Diversified
                                                             Growth        Growth      Management    Fixed Income
                                                            Strategy      Strategy      Portfolio     Portfolio
                                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                                          ------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                             $   (361,604) $      8,738  $   (538,840) $     736,424
 Net realized gains (losses)                                   388,202      (925,645)     (879,159)     1,600,272
 Change in net unrealized appreciation
  (depreciation) of investments                              7,820,831    15,524,838       731,635        882,456
                                                          ------------  ------------  ------------  -------------
   Increase (decrease) in net assets from operations         7,847,429    14,607,931      (686,364)     3,219,152
                                                          ------------  ------------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                                  367,935       579,372       695,615         73,792
 Cost of units redeemed                                    (14,110,094)  (37,042,489)  (29,090,315)   (19,169,770)
 Net transfers                                              (3,557,174)   (8,190,417)   14,120,748      1,901,787
 Contract maintenance charge                                   (33,628)      (45,788)      (11,986)       (17,428)
                                                          ------------  ------------  ------------  -------------
  Increase (decrease) in net assets from capital
   transactions                                            (17,332,961)  (44,699,322)  (14,285,938)   (17,211,619)
                                                          ------------  ------------  ------------  -------------

Increase (decrease) in net assets                           (9,485,532)  (30,091,391)  (14,972,302)   (13,992,467)
Net assets at beginning of period                           75,466,749   169,027,938    40,014,229     78,126,515
                                                          ------------  ------------  ------------  -------------
Net assets at end of period                               $ 65,981,217  $138,936,547  $ 25,041,927  $  64,134,048
                                                          ============  ============  ============  =============

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                     19,037        32,256        64,547          5,384
 Units redeemed                                               (754,536)   (2,004,657)   (2,715,439)    (1,372,202)
 Units transferred                                            (198,755)     (495,864)    1,315,632        134,262
                                                          ------------  ------------  ------------  -------------
Increase (decrease) in units outstanding                      (934,254)   (2,468,265)   (1,335,260)    (1,232,556)
Beginning units                                              4,060,309     9,255,880     3,693,292      5,758,873
                                                          ------------  ------------  ------------  -------------
Ending units                                                 3,126,055     6,787,615     2,358,032      4,526,317
                                                          ============  ============  ============  =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                            Focus Growth                       Focus                      International
                                             and Income     Focus Growth      TechNet      Focus Value       Equity
                                             Portfolio       Portfolio       Portfolio      Portfolio       Portfolio
                                             (Class 2)       (Class 2)       (Class 2)      (Class 2)       (Class 2)
                                           --------------  --------------  -------------  -------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      80,117   $    (763,268)  $    (85,680)  $     88,261   $      (69,720)
 Net realized gains (losses)                  (4,230,382)      2,307,896      3,568,913     (1,664,303)      (4,776,439)
 Change in net unrealized appreciation
  (depreciation) of investments                3,842,304      14,026,627     (2,268,796)     5,016,959       12,050,599
                                           -------------   -------------   ------------   ------------   --------------
  Increase (decrease) in net assets
   from operations                              (307,961)     15,571,255      1,214,437      3,440,917        7,204,440
                                           -------------   -------------   ------------   ------------   --------------
From capital transactions:
 Net proceeds from units sold                     25,158         203,829         18,281         70,590           67,099
 Cost of units redeemed                       (1,197,995)    (10,394,685)      (909,058)    (5,989,147)      (8,614,536)
 Net transfers                               (18,864,761)     28,371,217    (14,933,637)    (1,702,001)      (1,922,638)
 Contract maintenance charge                      (2,960)        (19,654)        (2,671)       (10,417)         (12,553)
                                           -------------   -------------   ------------   ------------   --------------
  Increase (decrease) in net assets from
   capital transactions                      (20,040,558)     18,160,707    (15,827,085)    (7,630,975)     (10,482,628)
                                           -------------   -------------   ------------   ------------   --------------
Increase (decrease) in net assets            (20,348,519)     33,731,962    (14,612,648)    (4,190,058)      (3,278,188)
Net assets at beginning of period             20,348,519      31,156,204     14,612,648     34,144,677       52,128,758
                                           -------------   -------------   ------------   ------------   --------------
Net assets at end of period                $           -   $  64,888,166   $          -   $ 29,954,619   $   48,850,570
                                           =============   =============   ============   ============   ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        2,863          22,910          3,517          4,234            7,071
 Units redeemed                                 (139,141)     (1,213,214)      (170,263)      (368,886)        (916,986)
 Units transferred                            (2,072,910)      3,644,430     (2,517,088)      (110,222)        (214,631)
                                           -------------   -------------   ------------   ------------   --------------
Increase (decrease) in units outstanding      (2,209,188)      2,454,126     (2,683,834)      (474,874)      (1,124,546)
Beginning units                                2,209,188       4,063,851      2,683,834      2,124,084        5,688,860
                                           -------------   -------------   ------------   ------------   --------------
Ending units                                           -       6,517,977              -      1,649,210        4,564,314
                                           =============   =============   ============   ============   ==============
                                             Large Cap       Large Cap      Large Cap       Mid Cap          Mid Cap
                                             Composite         Growth         Value          Growth           Value
                                             Portfolio       Portfolio      Portfolio      Portfolio        Portfolio
                                             (Class 2)       (Class 2)      (Class 2)      (Class 2)        (Class 2)
                                           -------------    ------------   ------------   ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     12,383     $  (727,875)   $    32,559    $  (623,928)     $  (431,381)
 Net realized gains (losses)                 (1,029,401)      1,395,407       (576,214)    (1,417,497)      (2,586,108)
 Change in net unrealized appreciation
  (depreciation) of investments                 518,121       6,119,460      6,188,938     11,047,775       10,783,391
                                           ------------     -----------    -----------    -----------      -----------
  Increase (decrease) in net assets
   from operations                             (498,897)      6,786,992      5,645,283      9,006,350        7,765,902
                                           ------------     -----------    -----------    -----------      -----------
From capital transactions:
 Net proceeds from units sold                    14,400          71,329         72,553         55,422           61,917
 Cost of units redeemed                        (900,100)     (8,409,878)    (8,485,633)    (7,120,458)      (7,628,218)
 Net transfers                              (12,559,511)      9,738,440       (719,197)    (2,060,833)        (476,182)
 Contract maintenance charge                     (1,816)        (12,906)       (12,119)       (10,727)         (13,007)
                                           ------------     -----------    -----------    -----------      -----------
  Increase (decrease) in net assets from
   capital transactions                     (13,447,027)      1,386,985     (9,144,396)    (9,136,596)      (8,055,490)
                                           ------------     -----------    -----------    -----------      -----------
Increase (decrease) in net assets           (13,945,924)      8,173,977     (3,499,113)      (130,246)        (289,588)
Net assets at beginning of period            13,945,924      49,188,197     54,558,994     42,612,099       48,200,122
                                           ------------     -----------    -----------    -----------      -----------
Net assets at end of period                $          -     $57,362,174    $51,059,881    $42,481,853      $47,910,534
                                           ============     ===========    ===========    ===========      ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       1,576           7,545          5,244          2,953            2,711
 Units redeemed                                (104,965)       (893,215)      (621,724)      (385,499)        (341,714)
 Units transferred                           (1,407,469)      1,073,670        (61,604)      (114,074)         (24,637)
                                           ------------     -----------    -----------    -----------      -----------
Increase (decrease) in units outstanding     (1,510,858)        188,000       (678,084)      (496,620)        (363,640)
Beginning units                               1,510,858       5,310,428      4,012,562      2,408,595        2,228,830
                                           ------------     -----------    -----------    -----------      -----------
Ending units                                          -       5,498,428      3,334,478      1,911,975        1,865,190
                                           ============     ===========    ===========    ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                           Balanced      Conservative                    Moderate
                                            Small Cap       Growth          Growth         Growth         Growth
                                            Portfolio      Strategy        Strategy       Strategy       Strategy
                                            (Class 2)      (Class 3)      (Class 3)       (Class 3)      (Class 3)
                                           ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (542,779)  $    603,029   $     430,304   $   (389,573)  $     90,625
 Net realized gains (losses)                  (610,929)    (3,454,314)       (820,666)    (3,485,757)    (1,687,723)
 Change in net unrealized appreciation
  (depreciation) of investments              7,227,369      9,779,730       5,049,805     12,532,495     14,327,746
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets
   from operations                           6,073,661      6,928,445       4,659,443      8,657,165     12,730,648
                                           ------------   ------------   ------------   ------------   ------------
From capital transactions:
 Net proceeds from units sold                   68,435        609,896         385,781        443,534      1,519,501
 Cost of units redeemed                     (5,421,361)   (11,468,863)     (8,530,101)    (6,385,635)   (13,258,757)
 Net transfers                              (2,120,120)      (141,672)      2,738,794     (4,674,524)    (1,309,450)
 Contract maintenance charge                    (8,977)       (21,335)        (10,937)       (30,953)       (35,551)
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                     (7,482,023)   (11,021,974)     (5,416,463)   (10,647,578)   (13,084,257)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets           (1,408,362)    (4,093,529)       (757,020)    (1,990,413)      (353,609)
Net assets at beginning of period           38,556,747     77,079,921      56,736,164     79,019,261    117,437,570
                                           ------------   ------------   ------------   ------------   ------------
Net assets at end of period                $37,148,385   $ 72,986,392   $  55,979,144   $ 77,028,848   $117,083,961
                                           ============   ============   ============   ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      6,122         31,927          21,360         23,263         77,023
 Units redeemed                               (464,019)      (627,719)       (480,579)      (339,002)      (714,580)
 Units transferred                            (196,204)       (15,519)        162,623       (286,794)       (73,242)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in units outstanding      (654,101)      (611,311)       (296,596)      (602,533)      (710,799)
Beginning units                              3,332,561      4,322,955       3,202,846      4,249,562      6,431,402
                                           ------------   ------------   ------------   ------------   ------------
Ending units                                 2,678,460      3,711,644       2,906,250      3,647,029      5,720,603
                                           ============   ============   ============   ============   ============
                                                                          Allocation
                                            Allocation     Allocation      Moderate      Allocation        Cash
                                             Balanced        Growth         Growth        Moderate      Management
                                             Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                                             (Class 3)      (Class 3)      (Class 3)      (Class 3)      (Class 3)
                                           ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    618,078   $   (590,749)  $   (313,745)  $    413,827   $   (739,581)
 Net realized gains (losses)                 (1,715,269)    (7,919,073)    (9,670,820)    (5,647,241)      (924,322)
 Change in net unrealized appreciation
  (depreciation) of investments              17,843,414     24,801,186     72,693,140     30,879,607        668,761
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets
   from operations                           16,746,223     16,291,364     62,708,575     25,646,193       (995,142)
                                           ------------   ------------   ------------   ------------   ------------
From capital transactions:
 Net proceeds from units sold                 1,204,074        493,690      4,148,201        891,690      1,146,709
 Cost of units redeemed                     (15,802,459)   (14,480,363)   (33,713,573)   (21,414,735)   (14,050,021)
 Net transfers                               10,246,573     (7,149,650)    (7,347,885)       544,442      8,474,617
 Contract maintenance charge                    (23,812)       (48,955)      (100,828)       (46,152)       (12,338)
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                      (4,375,624)   (21,185,278)   (37,014,085)   (20,024,755)    (4,441,033)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets            12,370,599     (4,893,914)    25,694,490      5,621,438     (5,436,175)
Net assets at beginning of period           168,207,813    130,865,747    536,848,452    246,739,218     50,844,383
                                           ------------   ------------   ------------   ------------   ------------
Net assets at end of period                $180,578,412   $125,971,833   $562,542,942   $252,360,656   $ 45,408,208
                                           ============   ============   ============   ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     106,653         45,251        389,370         81,914        105,720
 Units redeemed                              (1,412,455)    (1,353,125)    (3,166,444)    (1,947,940)    (1,315,490)
 Units transferred                              978,047       (738,427)      (769,285)         8,579        793,590
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in units outstanding       (327,755)    (2,046,301)    (3,546,359)    (1,857,447)      (416,180)
Beginning units                              15,345,426     12,487,431     50,871,118     22,741,864      4,707,536
                                           ------------   ------------   ------------   ------------   ------------
Ending units                                 15,017,671     10,441,130     47,324,759     20,884,417      4,291,356
                                           ============   ============   ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                               Focus
                                            Diversified     Growth and       Focus          Focus
                                            Fixed Income      Income         Growth        TechNet      Focus Value
                                             Portfolio       Portfolio     Portfolio      Portfolio      Portfolio
                                             (Class 3)       (Class 3)     (Class 3)      (Class 3)      (Class 3)
                                           -------------   ------------   ------------  ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     579,107   $     63,022   $  (658,323)  $   (104,666)  $     79,655
 Net realized gains (losses)                   1,154,432     (4,412,072)      986,234      3,276,386     (1,010,075)
 Change in net unrealized appreciation
  (depreciation) of investments                  527,773      4,132,279    14,251,772     (1,520,613)     3,925,736
                                           -------------   ------------   ------------  ------------   ------------
  Increase (decrease) in net assets
   from operations                             2,261,312       (216,771)   14,579,683      1,651,107      2,995,316
                                           -------------   ------------   ------------  ------------   ------------
From capital transactions:
 Net proceeds from units sold                    332,508         11,647       209,280         19,729        213,826
 Cost of units redeemed                       (6,374,245)      (733,831)   (6,970,687)      (634,098)    (3,266,816)
 Net transfers                                   753,678    (18,424,473)   31,916,623    (18,238,299)      (112,869)
 Contract maintenance charge                      (8,991)        (2,968)      (19,233)        (2,677)        (8,720)
                                           -------------   ------------   ------------  ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                       (5,297,050)   (19,149,625)   25,135,983    (18,855,345)    (3,174,579)
                                           -------------   ------------   ------------  ------------   ------------
Increase (decrease) in net assets             (3,035,738)   (19,366,396)   39,715,666    (17,204,238)      (179,263)
Net assets at beginning of period             52,512,551     19,366,396    21,752,321     17,204,238     25,664,219
                                           -------------   ------------   ------------  ------------   ------------
Net assets at end of period                $  49,476,813   $          -   $61,467,987   $          -   $ 25,484,956
                                           =============   ============   ============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       23,301          1,339        23,558          3,541         12,976
 Units redeemed                                 (458,920)       (86,334)     (794,050)      (118,156)      (198,167)
 Units transferred                                52,586     (1,990,971)    4,116,022     (3,137,141)        (7,754)
                                           -------------   ------------   ------------  ------------   ------------
Increase (decrease) in units outstanding        (383,033)    (2,075,966)    3,345,530     (3,251,756)      (192,945)
Beginning units                                3,906,220      2,075,966     2,836,412      3,251,756      1,602,759
                                           -------------   ------------   ------------  ------------   ------------
Ending units                                   3,523,187              -     6,181,942              -      1,409,814
                                           =============   ============   ============  ============   ============
                                            International    Large Cap     Large Cap     Large Cap      Mid Cap
                                               Equity        Composite       Growth        Value         Growth
                                              Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                              (Class 3)      (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                           --------------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (50,529)  $     1,080   $  (520,682)  $    18,863   $  (471,452)
 Net realized gains (losses)                   (4,667,815)   (1,397,110)     (178,471)   (1,252,084)   (1,555,126)
 Change in net unrealized appreciation
  (depreciation) of investments                11,523,876     1,092,114     5,521,409     4,970,424     9,163,129
                                           --------------   -----------   -----------   -----------   -----------
  Increase (decrease) in net assets
   from operations                              6,805,532      (303,916)    4,822,256     3,737,203     7,136,551
                                           --------------   -----------   -----------   -----------   -----------
From capital transactions:
 Net proceeds from units sold                     293,743         3,511       156,071       278,386       106,189
 Cost of units redeemed                        (5,079,709)     (301,624)   (5,178,215)   (4,248,194)   (4,461,138)
 Net transfers                                   (933,003)   (8,927,338)    6,953,542      (710,551)   (1,450,323)
 Contract maintenance charge                      (12,749)       (1,044)      (10,070)       (9,064)       (9,637)
                                           --------------   -----------   -----------   -----------   -----------
  Increase (decrease) in net assets from
   capital transactions                        (5,731,718)   (9,226,495)    1,921,328    (4,689,423)   (5,814,909)
                                           --------------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets               1,073,814    (9,530,411)    6,743,584      (952,220)    1,321,642
Net assets at beginning of period              45,058,335     9,530,411    33,756,726    34,221,328    32,477,087
                                           --------------   -----------   -----------   -----------   -----------
Net assets at end of period                $   46,132,149   $         -   $40,500,310   $33,269,108   $33,798,729
                                           ==============   ===========   ===========   ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        30,903           414        16,452        20,538         5,593
 Units redeemed                                  (528,166)      (34,908)     (543,649)     (309,572)     (236,376)
 Units transferred                               (109,796)     (997,502)      766,016       (54,102)      (83,215)
                                           --------------   -----------   -----------   -----------   -----------
Increase (decrease) in units outstanding         (607,059)   (1,031,996)      238,819      (343,136)     (313,998)
Beginning units                                 4,927,680     1,031,996     3,644,911     2,523,085     1,834,874
                                           --------------   -----------   -----------   -----------   -----------
Ending units                                    4,320,621             -     3,883,730     2,179,949     1,520,876
                                           ==============   ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                                              American
                                                                                            Funds Global
                                                                                               Growth          American
                                                Mid Cap        Real Return    Small Cap         SAST         Funds Growth
                                            Value Portfolio     Portfolio     Portfolio      Portfolio      SAST Portfolio
                                               (Class 3)        (Class 3)     (Class 3)      (Class 3)        (Class 3)
                                           ----------------   ------------   -----------   -------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $       (326,445)  $   (173,322)  $  (434,415)  $    (106,569)  $       (81,219)
 Net realized gains (losses)                     (3,286,142)       708,577      (978,571)        580,649           436,248
 Change in net unrealized appreciation
  (depreciation) of investments                   9,430,787        493,475     6,479,629       1,635,184           754,324
                                           ----------------   ------------   -----------   -------------   ---------------
  Increase (decrease) in net assets
   from operations                                5,818,200      1,028,730     5,066,643       2,109,264         1,109,353
                                           ----------------   ------------   -----------   -------------   ---------------
From capital transactions:
 Net proceeds from units sold                       133,404        509,989       155,262         211,467           136,289
 Cost of units redeemed                          (4,647,718)    (5,470,825)   (4,104,432)     (1,187,058)         (561,378)
 Net transfers                                   (1,532,395)    (1,398,829)   (2,041,200)        415,623           141,674
 Contract maintenance charge                        (11,668)        (4,407)       (9,148)         (1,693)             (975)
                                           ----------------   ------------   -----------   -------------   ---------------
  Increase (decrease) in net assets from
   capital transactions                          (6,058,377)    (6,364,072)   (5,999,518)       (561,661)         (284,390)
                                           ----------------   ------------   -----------   -------------   ---------------
Increase (decrease) in net assets                  (240,177)    (5,335,342)     (932,875)      1,547,603           824,963
Net assets at beginning of period                36,058,406     39,555,958    31,686,324      12,028,539         6,239,986
                                           ----------------   ------------   -----------   -------------   ---------------
Net assets at end of period                $     35,818,229   $ 34,220,616   $30,753,449   $  13,576,142   $     7,064,949
                                           ================   ============   ===========   =============   ===============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                           5,755         44,118        13,321          19,909            13,055
 Units redeemed                                    (209,312)      (479,398)     (348,859)       (112,278)          (60,925)
 Units transferred                                  (68,743)      (125,086)     (183,586)         41,871            15,614
                                           ----------------   ------------   -----------   -------------   ---------------
Increase (decrease) in units outstanding           (272,300)      (560,366)     (519,124)        (50,498)          (32,256)
Beginning units                                   1,676,182      3,504,191     2,740,042       1,158,694           666,777
                                           ----------------   ------------   -----------   -------------   ---------------
Ending units                                      1,403,882      2,943,825     2,220,918       1,108,196           634,521
                                           ================   ============   ===========   =============   ===============
                                                                                                VIP
                                                                 VIP             VIP         Investment
                                            American Funds    Contrafund    Equity-Income    Grade Bond    VIP Mid Cap
                                            Growth-Income     Portfolio       Portfolio      Portfolio      Portfolio
                                            SAST Portfolio     (Service       (Service        (Service      (Service
                                              (Class 3)        Class 2)       Class 2)        Class 2)      Class 2)
                                           ---------------   -----------   --------------   -----------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $       (39,767)  $   (47,234)  $       (1,030)  $   693,426   $   (271,778)
 Net realized gains (losses)                        18,335       839,970          143,011     2,298,237      1,369,600
 Change in net unrealized appreciation
  (depreciation) of investments                    930,373       546,161        1,339,894    (1,288,360)     2,723,224
                                           ---------------   -----------   --------------   -----------   ------------
  Increase (decrease) in net assets
   from operations                                 908,941     1,338,897        1,481,875     1,703,303      3,821,046
                                           ---------------   -----------   --------------   -----------   ------------
From capital transactions:
 Net proceeds from units sold                      148,185        64,817           93,610       288,666        304,272
 Cost of units redeemed                           (720,271)     (532,867)        (714,426)   (3,269,990)    (1,473,434)
 Net transfers                                     574,353       (18,211)        (225,007)    4,594,671       (169,880)
 Contract maintenance charge                        (1,237)       (1,195)          (1,375)       (4,731)        (2,615)
                                           ---------------   -----------   --------------   -----------   ------------
  Increase (decrease) in net assets from
   capital transactions                              1,030      (487,456)        (847,198)    1,608,616     (1,341,657)
                                           ---------------   -----------   --------------   -----------   ------------
Increase (decrease) in net assets                  909,971       851,441          634,677     3,311,919      2,479,389
Net assets at beginning of period                7,585,712     8,053,947       10,982,362    37,096,964     18,769,046
                                           ---------------   -----------   --------------   -----------   ------------
Net assets at end of period                $     8,495,683   $ 8,905,388   $   11,617,039   $40,408,883   $ 21,248,435
                                           ===============   ===========   ==============   ===========   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                         16,522         7,621           12,058        25,422         30,026
 Units redeemed                                    (79,466)      (61,198)         (89,040)     (287,135)      (143,308)
 Units transferred                                  65,883            91          (20,231)      401,842        (28,016)
                                           ---------------   -----------   --------------   -----------   ------------
Increase (decrease) in units outstanding             2,939       (53,486)         (97,213)      140,129       (141,298)
Beginning units                                    835,747       944,950        1,363,328     3,344,732      1,970,517
                                           ---------------   -----------   --------------   -----------   ------------
Ending units                                       838,686       891,464        1,266,115     3,484,861      1,829,219
                                           ===============   ===========   ==============   ===========   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                T. Rowe Price
                                                                  Blue Chip      T. Rowe Price
                                              VIP Overseas         Growth        Equity Income
                                               Portfolio          Portfolio        Portfolio
                                           (Service Class 2)     (Class II)       (Class II)
                                           -----------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $         (45,248)  $      (61,142)  $       (7,925)
 Net realized gains (losses)                         220,788          492,268          206,239
 Change in net unrealized appreciation
  (depreciation) of investments                    2,427,923          190,117        1,130,206
                                           -----------------   --------------   --------------
  Increase (decrease) in net assets
   from operations                                 2,603,463          621,243        1,328,520
                                           -----------------   --------------   --------------
From capital transactions:
 Net proceeds from units sold                         98,458          128,588          123,302
 Cost of units redeemed                             (728,184)        (404,982)        (834,566)
 Net transfers                                       669,606          104,394          587,541
 Contract maintenance charge                          (1,567)            (506)          (1,528)
                                           -----------------   --------------   --------------
  Increase (decrease) in net assets from
   capital transactions                               38,313         (172,506)        (125,251)
                                           -----------------   --------------   --------------
Increase (decrease) in net assets                  2,641,776          448,737        1,203,269
Net assets at beginning of period                 10,859,575        3,901,806       11,776,667
                                           -----------------   --------------   --------------
Net assets at end of period                $      13,501,351   $    4,350,543   $   12,979,936
                                           =================   ==============   ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                           13,815           13,979           14,646
 Units redeemed                                      (95,889)         (42,631)         (97,826)
 Units transferred                                    96,245           10,237           72,551
                                           -----------------   --------------   --------------
Increase (decrease) in units outstanding              14,171          (18,415)         (10,629)
Beginning units                                    1,516,839          438,740        1,344,788
                                           -----------------   --------------   --------------
Ending units                                       1,531,010          420,325        1,334,159
                                           =================   ==============   ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company (the "Separate Account") is an investment account of SunAmerica Annuity and Life Assurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products:
     Seasons, Seasons Select, Seasons Select II, Seasons Advisor, Seasons Triple Elite, Seasons Advisor II, Seasons Preferred Solution, Seasons Elite, Seasons Advisor III, and Seasons Advantage.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of forty-four variable portfolios and twelve variable strategies of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the twelve Class 1, Class 2, and Class 3 multi-managed variable investment strategies (the "Seasons Strategies"), twenty-five Class 1, Class 2, and Class 3 variable portfolios (the "Select Portfolios"), five Class 1, Class 2, and Class 3 focused portfolios (the "Focused Portfolios"), and four Class 3 managed allocation portfolios (the "Managed Allocation Portfolios"), each with a distinct investment objective, of the Seasons Series Trust (the "Seasons Trust"),
     (2) the three currently available Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the five currently available Service Class 2 investment portfolios of the Fidelity Variable Insurance Products (the "Fidelity Products"), or (4) the two currently available Class II investment portfolios of the T. Rowe Price Equity Series, Inc. (the "T. Rowe Price Series"). The Seasons Strategies are comprised of Growth, Moderate Growth, Balanced Growth, and Conservative Growth. Each strategy invests in the shares of a designated multi-managed portfolio as well as in the shares of two other portfolios of the Seasons Trust. Each of the Select Portfolios, Managed Allocation Portfolios, and Focused Portfolios is invested solely in the shares of a designated portfolio of the Seasons Trust. The Seasons Trust, SunAmerica Trust, Fidelity Products, and T. Rowe Price Series are diversified, open-ended investment companies, which retain investment advisors to assist in their

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     investment activities. The Seasons Trust and the SunAmerica Trust are affiliated investment companies. The contract holder may elect to have investments allocated to the guaranteed-interest funds of the company (the "General Account"), which are not a part of the Separate Account. The products offer investments in different classes of shares of the portfolios of the Trusts. The primary difference between the classes is that the Class 2 shares of the Seasons Trust are subject to 12b-1 fees of 0.15%, the Class 3 shares of the Seasons Trust, the Class 3 shares of the SunAmerica Trust, the Service Class 2 shares of the Fidelity Products and the Class II shares of the T. Rowe Price Series are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares of the Seasons Trust are not subject to 12b-1 fees. The financial Statements include balances allocated by the participant to the Variable Accounts and do not include balances allocated to the General Account

     On October 1, 2010 the Focus Technet Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Technet Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Large Cap Composite Portfolio of the Seasons Trust was merged with and into the Large Cap Growth Portfolio. On that date, all assets and liabilities of the Large Cap Composite Portfolio were transferred to the Large Cap Growth Portfolio in exchange for shares of the Large Cap Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Focus Growth & Income Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Growth & Income Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gain and losses on the sale of investments in the Trusts are

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment grated to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provision of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Transfers are recorded as cost of units redeemed or as net proceeds from units sold in the accompanying Statements of Changes in Net Assets.

     Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

3.   FAIR VALUE MEASUREMENTS

     Assets and liabilities recorded at fair value in the Separate Account statements of assets and liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets, and most mutual funds.

     Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

     The Separate Account assets measured at fair value as of April 30, 2012 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 as of April 30, 2012 and for the year then ended. The Separate Account had no liabilities as of April 30, 2012. See the Schedules of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at April 30, 2012, and respective hierarchy levels.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% (applicable to contracts with the Seasons Rewards) of any amount withdrawn that exceeds the free withdrawal amount. Withdrawal charges are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no withdrawal charges under the Seasons Advisor, Seasons Advisor II, and Seasons Advisor III contracts.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on state) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statements of Changes in Net Assets. There are no contract maintenance charges under the Seasons Advisor and Seasons Advisor II contracts.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Company deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account annual charges are recorded as a charge in the Statements of Operations. The total annual rates of the net asset value of each Seasons Strategy/Select Portfolio/Managed Allocation Portfolio/Focused Portfolio, depending on any optional death benefits elected for each product, are as follows: Seasons 1.40%, Seasons Select 1.40% or 1.52%, Seasons Select II 1.40%, 1.55%, 1.65%, 1.80%, or 2.05%, Seasons Advisor 1.40% or 1.65%,
     Seasons Triple Elite 1.55%, 1.70%, or 1.95%, Seasons Advisor II 1.55%, 1.70%, or 1.95%, Seasons Preferred Solution 1.15%, 1.40%, 1.55%, 1.65%,
     1.80%, or 2.05%, Seasons Elite 1.55%, 1.75%, 2.00%, or 2.20%, Seasons
     Advisor III 1.65%, 1.85%, or 2.30%, and Seasons Advantage 1.65%, 1.90%, or 2.30%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each Strategy or Portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas, depending on the contract provisions) may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

     INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Seasons Select, Seasons Select II, and Seasons Triple Elite, provides a guaranteed fixed minimum retirement income upon annuitization. The fee is 0.10% of the Income Benefit Base deducted annually from the contract value, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Income Benefit Base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees, and charges.

     SEASONS PROMISE FEE: The optional Seasons Promise Program offered is Seasons Select II, Seasons Triple Elite, Seasons Preferred Solution, and Seasons Elite provides a guaranteed minimum contract value at the end of ten full contract years. The fee ranges from 0.25% to 0.65% of the contract value less purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the first ten full contract years, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, MARCKETLOCK FOR LIFE, AND SEASONS INCOME REWARDS FEE: The optional MarketLock, MarketLock for Two, MarketLock for Life Plus, MarketLock Income Plus, MarketLock for Life, and Seasons Income Rewards features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Triple Elite, Seasons Elite, and Seasons Advantage. The Seasons Income Rewards feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Triple Elite, and Seasons Elite. The MarketLock for Two feature is offered in Seasons Preferred Solution, Seasons Elite, Seasons Triple Elite, and Seasons Select
     II. The annual fee is 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal and 0.65% for Seasons Income Rewards in years 0-7 and 0.45% in years 8-10, of the Maximum Anniversary Value Benefit Base or Withdrawal Benefit Base (as described below), deducted quarterly from the contract value and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock and MarketLock for Two is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals. The Withdrawal Benefit Base for Seasons Income Rewards is calculated as eligible purchase payments adjusted for withdrawals received during the first 90 days.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     The MarketLock for Life Plus and MarketLock Income Plus features are offered in Seasons Select II, Seasons Preferred Solution, Seasons Elite, Seasons Advisor III, and Seasons Advantage. The annual fee ranges from 0.65% to 0.95% for one covered person or from 0.90% to 1.25% for two covered persons for MarketLock for Life Plus and ranges from 0.95% to 1.10% for one covered person and 1.20% to 1.35% for two covered persons for MarketLock Income Plus, of the Income Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Income Base for MarketLock for Life Plus and MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock for Life feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Advantage, and Seasons Elite. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus, or the highest anniversary date contract value less purchase payments in year 2-5 over the first year purchase payments.

     PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment in made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statements of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended April 30, 2012 consist of the following:

                                                          Cost of Shares   Proceeds from
Variable Account:                                            Acquired       Shares Sold
-----------------                                         ---------------  --------------
SEASONS TRUST:
Asset Allocation: Diversified Growth Portfolio (Class 1)  $     2,339,350  $   5,721,429
Multi-Managed Growth Portfolio (Class 1)                          370,408      2,639,006
Multi-Managed Income Portfolio (Class 1)                        1,881,083      3,065,517
Multi-Managed Income/Equity Portfolio (Class 1)                 1,434,370      2,920,802
Multi-Managed Moderate Growth Portfolio (Class 1)               1,248,154      3,836,557
Stock Portfolio (Class 1)                                         941,222      5,581,944
Cash Management Portfolio (Class 1)                               826,348        729,632
Diversified Fixed Income Portfolio (Class 1)                    1,791,167      1,568,229
Focus Growth Portfolio (Class 1)                                  642,685      1,811,025
International Equity Portfolio (Class 1)                          143,770        977,837
Large Cap Growth Portfolio (Class 1)                              108,201      1,373,436
Large Cap Value Portfolio (Class 1)                               612,297      1,485,242
Mid Cap Growth Portfolio (Class 1)                                541,625      2,221,544
Mid Cap Value Portfolio (Class 1)                                 267,711      1,494,631
Small Cap Portfolio (Class 1)                                      74,931        767,320
Asset Allocation: Diversified Growth Portfolio (Class 2)        8,876,315     23,268,667
Multi-Managed Growth Portfolio (Class 2)                          849,971      6,984,457
Multi-Managed Income Portfolio (Class 2)                        8,052,702     11,949,088
Multi-Managed Income/Equity Portfolio (Class 2)                 5,607,520     14,809,586
Multi-Managed Moderate Growth Portfolio (Class 2)               5,660,150     17,720,419
Stock Portfolio (Class 2)                                       3,806,715     21,856,003
Cash Management Portfolio (Class 2)                            18,779,384     23,761,203
Diversified Fixed Income Portfolio (Class 2)                   10,976,007     18,658,554
Focus Growth Portfolio (Class 2)                                3,868,381     15,920,049
Focus Value Portfolio (Class 2)                                 1,121,194      6,830,738
International Equity Portfolio (Class 2)                        2,236,414     10,283,369
Large Cap Growth Portfolio (Class 2)                            1,026,940     14,562,170
Large Cap Value Portfolio (Class 2)                             2,200,476     10,986,239
Mid Cap Growth Portfolio (Class 2)                              1,236,051      9,983,577
Mid Cap Value Portfolio (Class 2)                               1,056,157     10,013,185
Small Cap Portfolio (Class 2)                                   1,573,825      7,996,355
Asset Allocation: Diversified Growth Portfolio (Class 3)       11,227,652     20,581,160
Multi-Managed Growth Portfolio (Class 3)                        2,010,284      7,785,511
Multi-Managed Income Portfolio (Class 3)                       11,984,143     12,785,859
Multi-Managed Income/Equity Portfolio (Class 3)                 4,399,305      9,517,396
Multi-Managed Moderate Growth Portfolio (Class 3)               6,543,162     15,156,207

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                          Cost of Shares    Proceeds from
Variable Account:                                            Acquired        Shares Sold
-----------------                                         ---------------  --------------
SEASONS TRUST (continued):
Stock Portfolio (Class 3)                                 $     6,011,576  $  19,121,644
Allocation Balanced Portfolio (Class 3)                        25,792,291     32,965,324
Allocation Growth Portfolio (Class 3)                           3,275,010     20,866,759
Allocation Moderate Growth Portfolio (Class 3)                 19,360,936     81,170,346
Allocation Moderate Portfolio (Class 3)                        18,022,698     46,907,067
Cash Management Portfolio (Class 3)                            43,630,232     48,072,264
Diversified Fixed Income Portfolio (Class 3)                   11,352,568     16,725,124
Focus Growth Portfolio (Class 3)                                7,185,314     17,574,916
Focus Value Portfolio (Class 3)                                 1,648,351      5,123,608
International Equity Portfolio (Class 3)                        3,285,307     10,630,986
Large Cap Growth Portfolio (Class 3)                            2,196,036     11,121,256
Large Cap Value Portfolio (Class 3)                             3,372,003      7,818,105
Mid Cap Growth Portfolio (Class 3)                              3,307,367      9,177,137
Mid Cap Value Portfolio (Class 3)                               2,033,567      7,499,826
Real Return Portfolio (Class 3)                                 6,304,780     11,162,115
Small Cap Portfolio (Class 3)                                   1,779,136      8,310,092

SUNAMERICA TRUST (Class 3):
American Funds Global Growth SAST Portfolio               $     1,929,025  $   2,851,640
American Funds Growth SAST Portfolio                            1,890,329      2,533,475
American Funds Growth-Income SAST Portfolio                     2,619,517      2,196,550

FIDELITY TRUST (Service Class 2):
VIP Contrafund Portfolio                                  $     2,630,742  $   2,508,947
VIP Equity-Income Portfolio                                     2,017,634      2,368,217
VIP Investment Grade Bond Portfolio                            12,181,729     13,675,041
VIP Mid Cap Portfolio                                           2,753,328      4,434,571
VIP Overseas Portfolio                                          2,457,190      3,211,730

T. ROWE PRICE TRUST (Class II):
T. Rowe Price Blue Chip Growth Portfolio                  $     3,131,402  $   2,703,599
T. Rowe Price Equity Income Portfolio                           1,906,346      3,023,084

6.   OTHER MATTERS

     The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.  UNIT VALUES

    A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended April 30, 2012, 2011, 2010, 2009 and 2008, follows:

                        At April 30                                           For the Year Ended April 30
-----------------------------------------------------------      ---------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to           Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)            ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ---------       --------------         ----------      --------------    ----------     ------------------

Balanced Growth Strategy (Class 1)
2012      1,100,362       20.73 to 21.06         23,163,549      1.40% to 1.52%       2.30%         3.12% to   3.24%
2011      1,280,412       20.10 to 20.39         26,107,118      1.40% to 1.52%       2.51%        10.52% to  10.65%
2010      1,623,044       18.19 to 18.43         29,905,358      1.40% to 1.52%       3.22%        28.30% to  28.46%
2009      2,048,932       14.18 to 14.35         29,388,835      1.40% to 1.52%       4.40%       -22.41% to -22.32%
2008      2,674,991       18.27 to 18.47         49,393,079      1.40% to 1.52%       2.59%         1.25% to   1.37%

Conservative Growth Strategy (Class 1)
2012        992,206       20.28 to 20.60         20,434,106      1.40% to 1.52%       2.64%         3.49% to   3.61%
2011      1,143,551       19.60 to 19.88         22,728,208      1.40% to 1.52%       2.46%         8.95% to   9.08%
2010      1,392,196       17.99 to 18.23         25,363,867      1.40% to 1.52%       3.37%        25.89% to  26.04%
2009      1,503,401       14.29 to 14.46         21,731,398      1.40% to 1.52%       4.73%       -17.93% to -17.84%
2008      2,033,355       17.41 to 17.60         35,775,496      1.40% to 1.52%       3.29%         0.89% to   1.01%

Growth Strategy (Class 1)
2012      1,148,927       21.85 to 22.20         25,497,869      1.40% to 1.52%       0.98%         1.63% to   1.75%
2011      1,377,338       21.50 to 21.82         30,040,514      1.40% to 1.52%       1.18%        13.85% to  13.98%
2010      1,668,155       18.89 to 19.14         31,920,622      1.40% to 1.52%       1.15%        33.48% to  33.64%
2009      2,178,566       14.15 to 14.32         31,195,450      1.40% to 1.52%       2.45%       -28.80% to -28.72%
2008      2,781,306       19.87 to 20.09         55,871,634      1.40% to 1.52%       1.44%        -0.02% to   0.10%

Moderate Growth Strategy (Class 1)
2012      1,289,625       21.28 to 21.62         27,870,952      1.40% to 1.52%       1.53%         1.83% to   1.95%
2011      1,592,093       20.90 to 21.20         33,744,316      1.40% to 1.52%       1.76%        12.35% to  12.49%
2010      1,948,371       18.60 to 18.85         36,710,605      1.40% to 1.52%       2.00%        31.58% to  31.74%
2009      2,465,505       14.14 to 14.31         35,264,304      1.40% to 1.52%       3.25%       -25.82% to -25.73%
2008      3,267,711       19.06 to 19.27         62,938,408      1.40% to 1.52%       1.86%        -0.36% to  -0.24%

Cash Management Portfolio (Class 1)
2012        175,501       10.59 to 10.78          1,891,668      1.40% to 1.52%       0.00%        -1.87% to  -1.74%
2011        164,307       10.80 to 10.97          1,801,686      1.40% to 1.52%       0.00%        -1.79% to  -1.67%
2010        242,600       10.99 to 11.16          2,705,823      1.40% to 1.52%       1.90%        -1.61% to  -1.50%
2009        614,292       11.17 to 11.33          6,956,163      1.40% to 1.52%       2.48%        -0.98% to  -0.87%
2008        806,497       11.28 to 11.43          9,213,724      1.40% to 1.52%       3.68%         1.74% to   1.85%

Diversified Fixed Income Portfolio (Class 1)
2012        391,639       15.17 to 15.60          6,105,674      1.40% to 1.52%       2.55%         5.60% to   5.72%
2011        386,520       14.36 to 14.75          5,697,484      1.40% to 1.52%       2.71%         4.76% to   4.89%
2010        439,288       13.71 to 14.07          6,172,899      1.40% to 1.52%       3.55%         8.37% to   8.50%
2009        534,122       12.65 to 12.96          6,911,024      1.40% to 1.52%       3.88%        -1.26% to  -1.14%
2008        588,566       12.81 to 13.11          7,703,759      1.40% to 1.52%       3.08%         4.47% to   4.60%

Focus Growth Portfolio (Class 1)
2012        167,912        9.28 to  9.98          1,673,953      1.40% to 1.52%       0.13%        -3.05% to  -2.94%
2011        300,384        9.57 to 10.28          3,086,682      1.40% to 1.52%       0.00%        30.07% to  30.22%
2010        273,760        7.36 to  7.90          2,159,769      1.40% to 1.52%       0.00%        39.42% to  39.59%
2009        368,184        5.28 to  5.66          2,081,040      1.40% to 1.52%       0.00%       -36.59% to -36.51%
2008        398,712        8.32 to  8.91          3,549,210      1.40% to 1.52%       0.00%         5.38% to   5.51%

International Equity Portfolio (Class 1)
2012        343,572        8.79 to  9.55          3,266,745      1.40% to 1.52%       1.48%       -13.85% to -13.74%
2011        430,251       10.21 to 11.08          4,745,392      1.40% to 1.52%       1.57%        17.14% to  17.28%
2010        591,846        8.71 to  9.44          5,572,096      1.40% to 1.52%       1.68%        32.50% to  32.66%
2009        832,288        6.58 to  7.12          5,913,276      1.40% to 1.52%       2.54%       -44.36% to -44.29%
2008      1,073,251       11.82 to 12.78         13,691,881      1.40% to 1.52%       0.89%        -3.21% to  -3.10%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At April 30                                           For the Year Ended April 30
-----------------------------------------------------------      ---------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to           Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)            ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ----------      --------------         ----------      --------------    ----------     ------------------

Large Cap Growth Portfolio (Class 1)
2012         397,835      10.09 to 11.30         4,466,693       1.40% to 1.52%       0.46%         4.45% to   4.58%
2011         518,497       9.66 to 10.81         5,561,204       1.40% to 1.52%       0.30%        13.02% to  13.15%
2010         481,753       8.54 to  9.55         4,567,735       1.40% to 1.52%       0.00%        32.92% to  33.08%
2009         596,465       6.43 to  7.18         4,251,835       1.40% to 1.52%       0.00%       -35.62% to -35.54%
2008         781,551       9.99 to 11.13         8,641,999       1.40% to 1.52%       0.63%         6.24% to   6.37%

Large Cap Value Portfolio (Class 1)
2012         299,567      14.88 to 15.73         4,701,869       1.40% to 1.52%       1.47%        -1.48% to  -1.37%
2011         362,022      15.10 to 15.95         5,761,016       1.40% to 1.52%       1.81%        12.95% to  13.08%
2010         425,322      13.37 to 14.11         5,987,424       1.40% to 1.52%       2.53%        40.90% to  41.07%
2009         626,206       9.49 to 10.00         6,251,192       1.40% to 1.52%       1.85%       -36.10% to -36.02%
2008         884,123      14.85 to 15.63        13,796,646       1.40% to 1.52%       1.11%        -7.34% to  -7.23%

Mid Cap Growth Portfolio (Class 1)
2012         203,074      20.03 to 22.08         4,465,868       1.40% to 1.52%       0.00%        -4.06% to  -3.95%
2011         279,933      20.88 to 22.99         6,404,989       1.40% to 1.52%       0.00%        25.91% to  26.07%
2010         305,563      16.58 to 18.23         5,547,018       1.40% to 1.52%       0.00%        44.23% to  44.40%
2009         396,875      11.50 to 12.63         4,992,475       1.40% to 1.52%       0.00%       -36.44% to -36.37%
2008         481,615      18.09 to 19.84         9,511,310       1.40% to 1.52%       0.00%        -0.32% to  -0.20%

Mid Cap Value Portfolio (Class 1)
2012         143,121      24.95 to 25.67         3,669,683       1.40% to 1.52%       0.58%        -4.86% to  -4.74%
2011         192,473      26.22 to 26.95         5,182,395       1.40% to 1.52%       0.76%        19.01% to  19.15%
2010         229,756      22.04 to 22.62         5,192,796       1.40% to 1.52%       1.56%        46.69% to  46.87%
2009         328,788      15.02 to 15.40         5,060,975       1.40% to 1.52%       1.21%       -36.85% to -36.78%
2008         462,400      23.79 to 24.36        11,255,868       1.40% to 1.52%       0.76%       -12.71% to -12.60%

Small Cap Portfolio (Class 1)
2012         162,480      12.83 to 13.51         2,192,398       1.40% to 1.52%       0.00%        -5.80% to  -5.68%
2011         213,659      13.62 to 14.33         3,057,834       1.40% to 1.52%       0.00%        20.14% to  20.29%
2010         280,242      11.34 to 11.91         3,334,978       1.40% to 1.52%       0.13%        47.03% to  47.21%
2009         427,218       7.71 to  8.09         3,453,249       1.40% to 1.52%       0.00%       -30.69% to -30.61%
2008         537,541      11.13 to 11.66         6,262,427       1.40% to 1.52%       0.00%       -16.58% to -16.48%

Balanced Growth Strategy (Class 2)
2012       4,954,484      19.59 to 20.69       100,421,278       1.40% to 1.95%       2.15%         2.52% to   3.09%
2011       6,000,915      19.10 to 20.07       118,254,353       1.40% to 1.95%       2.40%         9.88% to  10.49%
2010       7,530,332      17.39 to 18.16       134,567,632       1.40% to 1.95%       3.12%        27.56% to  28.26%
2009       9,368,587      13.63 to 14.16       130,852,927       1.40% to 1.95%       4.09%       -22.86% to -22.43%
2008      12,995,321      17.67 to 18.26       234,446,502       1.40% to 1.95%       2.54%         0.67% to   1.22%

Conservative Growth Strategy (Class 2)
2012       3,965,069      19.31 to 20.24        78,704,438       1.40% to 1.95%       2.52%         2.89% to   3.46%
2011       4,494,685      18.77 to 19.56        86,404,087       1.40% to 1.95%       2.38%         8.33% to   8.92%
2010       5,581,620      17.32 to 17.96        98,735,236       1.40% to 1.95%       3.28%        25.16% to  25.85%
2009       6,203,122      13.84 to 14.27        87,361,070       1.40% to 1.95%       4.66%       -18.40% to -17.95%
2008       8,828,236      16.96 to 17.40       151,782,847       1.40% to 1.95%       3.16%         0.30% to   0.86%

Growth Strategy (Class 2)
2012       2,509,594      20.78 to 21.81        53,720,948       1.40% to 1.95%       0.86%         1.04% to   1.60%
2011       3,126,055      20.57 to 21.46        65,981,217       1.40% to 1.95%       1.04%        13.19% to  13.81%
2010       4,060,309      18.17 to 18.86        75,466,749       1.40% to 1.95%       1.01%        32.70% to  33.44%
2009       5,141,339      13.69 to 14.13        71,725,766       1.40% to 1.95%       2.23%       -29.21% to -28.82%
2008       7,127,354      19.35 to 19.86       139,961,778       1.40% to 1.95%       1.35%        -0.60% to  -0.05%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At April 30                                           For the Year Ended April 30
------------------------------------------------------------     ----------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to            Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)             ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ----------      --------------         -----------      --------------    ----------     ------------------

Moderate Growth Strategy (Class 2)
2012       5,402,278      20.05 to 21.24         112,341,502      1.40% to 1.95%       1.38%         1.24% to   1.80%
2011       6,787,615      19.81 to 20.87         138,936,547      1.40% to 1.95%       1.61%        11.71% to  12.32%
2010       9,255,880      17.73 to 18.58         169,027,938      1.40% to 1.95%       1.84%        30.82% to  31.55%
2009      11,023,548      13.55 to 14.12         153,330,109      1.40% to 1.95%       2.99%       -26.25% to -25.84%
2008      15,405,373      18.38 to 19.05         289,586,312      1.40% to 1.95%       1.78%        -0.93% to  -0.39%

Cash Management Portfolio (Class 2)
2012       1,919,113      10.03 to 10.60          19,938,518      1.40% to 1.95%       0.00%        -2.43% to  -1.89%
2011       2,358,032      10.28 to 10.80          25,041,927      1.40% to 1.95%       0.00%        -2.35% to  -1.82%
2010       3,693,292      10.52 to 11.00          40,014,229      1.40% to 1.95%       1.63%        -2.18% to  -1.64%
2009       7,450,870      10.76 to 11.19          82,158,624      1.40% to 1.95%       2.82%        -1.56% to  -1.01%
2008       5,789,167      10.93 to 11.30          64,636,139      1.40% to 1.95%       3.66%         1.14% to   1.70%

Diversified Fixed Income Portfolio (Class 2)
2012       3,923,275      14.13 to 15.33          58,490,551      1.40% to 1.95%       2.47%         4.99% to   5.56%
2011       4,526,317      13.46 to 14.53          64,134,048      1.40% to 1.95%       2.62%         4.16% to   4.73%
2010       5,758,873      12.92 to 13.87          78,126,515      1.40% to 1.95%       3.33%         7.74% to   8.34%
2009       6,559,452      11.99 to 12.80          82,282,882      1.40% to 1.95%       3.71%        -1.83% to  -1.29%
2008       8,766,566      12.22 to 12.97         111,695,901      1.40% to 1.95%       3.00%         3.87% to   4.44%

Focus Growth Portfolio (Class 2)
2012       5,014,614       9.29 to  9.81          48,297,233      1.40% to 1.95%       0.09%        -3.61% to  -3.08%
2011       6,517,977       9.64 to 10.12          64,888,166      1.40% to 1.95%       0.00%        29.31% to  30.03%
2010       4,063,851       7.45 to  7.79          31,156,204      1.40% to 1.95%       0.00%        38.61% to  39.38%
2009       5,354,550       5.38 to  5.59          29,514,036      1.40% to 1.95%       0.00%       -36.95% to -36.60%
2008       7,002,198       8.53 to  8.81          60,994,001      1.40% to 1.95%       0.00%         4.77% to   5.35%

Focus Value Portfolio (Class 2)
2012       1,295,861      15.59 to 16.60          21,106,237      1.40% to 1.95%       1.27%       -10.61% to -10.12%
2011       1,649,210      17.44 to 18.47          29,954,619      1.40% to 1.95%       1.88%        12.57% to  13.19%
2010       2,124,084      15.49 to 16.32          34,144,677      1.40% to 1.95%       2.02%        32.05% to  32.78%
2009       2,748,042      11.73 to 12.29          33,335,633      1.40% to 1.95%       1.81%       -32.18% to -31.81%
2008       4,016,867      17.29 to 18.02          71,591,375      1.40% to 1.95%       0.78%        -8.49% to  -7.99%

International Equity Portfolio (Class 2)
2012       3,724,711       8.92 to  9.39          34,262,952      1.40% to 1.95%       1.25%       -14.34% to -13.87%
2011       4,564,314      10.42 to 10.90          48,850,570      1.40% to 1.95%       1.46%        16.47% to  17.11%
2010       5,688,860       8.95 to  9.31          52,128,758      1.40% to 1.95%       1.58%        31.73% to  32.46%
2009       6,860,806       6.79 to  7.03          47,580,660      1.40% to 1.95%       2.21%       -44.66% to -44.35%
2008      10,079,033      12.27 to 12.63         125,857,123      1.40% to 1.95%       0.73%        -3.77% to  -3.24%

Large Cap Growth Portfolio (Class 2)
2012       4,180,611      10.50 to 11.10          45,444,872      1.40% to 1.95%       0.29%         3.85% to   4.42%
2011       5,498,428      10.11 to 10.63          57,362,174      1.40% to 1.95%       0.17%        12.26% to  12.88%
2010       5,310,428       9.01 to  9.42          49,188,197      1.40% to 1.95%       0.00%        32.15% to  32.88%
2009       5,993,356       6.82 to  7.09          41,855,722      1.40% to 1.95%       0.00%       -35.99% to -35.64%
2008       7,969,488      10.65 to 11.01          86,635,451      1.40% to 1.95%       0.51%         5.63% to   6.21%

Large Cap Value Portfolio (Class 2)
2012       2,705,830      14.25 to 15.47          40,703,391      1.40% to 1.95%       1.34%        -2.05% to  -1.51%
2011       3,334,478      14.55 to 15.70          51,059,881      1.40% to 1.95%       1.66%        12.29% to  12.91%
2010       4,012,562      12.96 to 13.91          54,558,994      1.40% to 1.95%       2.44%        40.08% to  40.85%
2009       4,783,806       9.25 to  9.87          46,270,225      1.40% to 1.95%       1.67%       -36.47% to -36.12%
2008       6,541,495      14.56 to 15.46          99,223,579      1.40% to 1.95%       0.98%        -7.88% to  -7.37%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                           For the Year Ended April 30
------------------------------------------------------------      ---------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment            Total Return
                              Lowest to           Net Assets          Lowest          Income               Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)           Highest (3)
-----     ----------      -----------------      -----------      --------------    ----------     ------------------------

Mid Cap Growth Portfolio (Class 2)
2012       1,500,029      20.64 to 21.70          31,878,711      1.40% to 1.95%       0.00%       -4.62%     to  -4.09%
2011       1,911,975      21.64 to 22.63          42,481,853      1.40% to 1.95%       0.00%       25.19%     to  25.88%
2010       2,408,595      17.29 to 17.98          42,612,099      1.40% to 1.95%       0.00%       43.39%     to  44.19%
2009       2,944,453      12.06 to 12.47          36,202,747      1.40% to 1.95%       0.00%      -36.81%     to -36.46%
2008       4,037,537      19.08 to 19.62          78,303,444      1.40% to 1.95%       0.00%       -0.89%     to  -0.35%

Mid Cap Value Portfolio (Class 2)
2012       1,497,747      22.53 to 25.24          36,474,826      1.40% to 1.95%       0.46%       -5.40%     to  -4.88%
2011       1,865,190      23.81 to 26.54          47,910,534      1.40% to 1.95%       0.63%       18.32%     to  18.97%
2010       2,228,830      20.13 to 22.30          48,200,122      1.40% to 1.95%       1.41%       45.84%     to  46.65%
2009       2,708,336      13.80 to 15.21          40,016,588      1.40% to 1.95%       1.01%      -37.22%     to -36.87%
2008       3,735,136      21.98 to 24.09          87,665,109      1.40% to 1.95%       0.61%      -13.21%     to -12.74%

Small Cap Portfolio (Class 2)
2012       2,197,424      12.60 to 13.28          28,642,097      1.40% to 1.95%       0.00%       -6.34%     to  -5.83%
2011       2,678,460      13.46 to 14.11          37,148,385      1.40% to 1.95%       0.00%       19.45%     to  20.11%
2010       3,332,561      11.26 to 11.74          38,556,747      1.40% to 1.95%       0.00%       46.18%     to  46.99%
2009       3,755,280       7.71 to  7.99          29,610,639      1.40% to 1.95%       0.00%      -31.09%     to -30.71%
2008       4,895,160      11.18 to 11.53          55,804,975      1.40% to 1.95%       0.00%      -17.07%     to -16.61%

Balanced Growth Strategy (Class 3)
2012       3,115,546      19.22 to 20.81 (4)      63,000,384      1.15% to 2.30%       2.10%        0.78%     to   3.24% (5)
2011       3,711,644      19.07 to 20.16 (4)      72,986,392      1.15% to 2.30%       2.37%        9.47%     to  10.65% (5)
2010       4,322,955      17.42 to 18.22 (4)      77,079,921      1.15% to 2.30%       3.03%       25.25% (6) to  28.46% (5)
2009       4,618,164      13.48 to 14.18 (4)      64,334,864      1.15% to 2.05%       4.09%      -23.15%     to -22.32% (5)
2008       5,657,573      17.54 to 18.25 (4)     101,827,811      1.15% to 2.05%       2.46%       -0.04%     to   1.37% (5)

Conservative Growth Strategy (Class 3)
2012       2,708,055      18.86 to 20.32 (4)      53,879,152      1.15% to 2.30%       2.44%        1.09%     to   3.61% (5)
2011       2,906,250      18.66 to 19.61 (4)      55,979,144      1.15% to 2.30%       2.29%        8.07%     to   9.08% (5)
2010       3,202,846      17.27 to 17.98 (4)      56,736,164      1.15% to 2.30%       3.18%       22.58% (6) to  26.05% (5)
2009       3,250,606      13.55 to 14.26          45,850,002      1.15% to 2.05%       4.74%      -18.83%     to -17.85% (5)
2008       3,664,251      16.69 to 17.36 (4)      63,114,871      1.15% to 2.05%       3.05%       -0.28%     to   0.97%

Growth Strategy (Class 3)
2012       3,068,999      20.34 to 21.91 (4)      65,712,862      1.15% to 2.30%       0.80%       -0.66%     to   1.75% (5)
2011       3,647,029      20.48 to 21.53 (4)      77,028,848      1.15% to 2.30%       0.99%       12.79%     to  13.98% (5)
2010       4,249,562      18.15 to 18.89 (4)      79,019,261      1.15% to 2.30%       0.92%       31.01% (6) to  33.64% (5)
2009       4,567,660      13.44 to 14.14 (4)      63,790,213      1.15% to 2.05%       2.23%      -29.43%     to -28.72% (5)
2008       5,066,302      19.04 to 19.83 (4)      99,657,991      1.15% to 2.05%       1.32%       -1.31%     to   0.09% (5)

Moderate Growth Strategy (Class 3)
2012       4,696,566      19.76 to 21.36 (4)      97,675,934      1.15% to 2.30%       1.32%       -0.46%     to   1.95% (5)
2011       5,720,603      19.86 to 20.95 (4)     117,083,961      1.15% to 2.30%       1.61%       11.33%     to  12.49% (5)
2010       6,431,402      17.84 to 18.63 (4)     117,437,570      1.15% to 2.30%       1.77%       28.88% (6) to  31.74% (5)
2009       7,109,680      13.45 to 14.14 (4)      98,912,420      1.15% to 2.05%       3.08%      -26.47%     to -25.73% (5)
2008       7,889,408      18.29 to 19.04 (4)     148,437,915      1.15% to 2.05%       1.76%       -1.67%     to  -0.24% (5)

Allocation Balanced Portfolio (Class 3)
2012      14,471,200      11.72 to 12.33 (4)     174,425,206      1.15% to 2.30%       1.13%       -0.54%     to   0.61% (5)
2011      15,017,671      11.78 to 12.26 (4)     180,578,412      1.15% to 2.30%       1.89%        8.87%     to  10.13% (5)
2010      15,345,426      10.82 to 11.13 (4)     168,207,813      1.15% to 2.30%       3.29%       21.38% (6) to  24.51% (5)
2009      13,873,018       8.59 to  8.94         122,611,336      1.15% to 2.05%       2.38%      -22.83%     to -22.14% (5)
2008      10,572,015      11.13 to 11.48         120,429,696      1.15% to 2.05%       1.30%       -2.86%     to  -1.23% (5)

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                             For the Year Ended April 30
------------------------------------------------------------      -----------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment             Total Return
                              Lowest to           Net Assets          Lowest          Income                Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)            Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     --------------------------

Allocation Growth Portfolio (Class 3)
2012       8,876,775      10.93 to 11.57 (4)     100,247,092      1.15% to 2.30%       0.80%        -7.12%     to  -6.04% (5)
2011      10,441,130      11.77 to 12.31 (4)     125,971,833      1.15% to 2.30%       1.04%        14.20%     to  15.57% (5)
2010      12,487,431      10.31 to 10.65 (4)     130,865,747      1.15% to 2.30%       3.45%        34.10% (6) to  37.49%
2009      14,607,402       7.51 to  7.75         111,765,953      1.15% to 2.05%       3.51%       -37.10%     to -36.54% (5)
2008      16,386,317      11.93 to 12.21         198,295,570      1.15% to 2.05%       1.06%        -5.82%     to  -4.98% (5)

Allocation Moderate Growth Portfolio (Class 3)
2012      41,967,167      11.12 to 11.74 (4)     480,596,436      1.15% to 2.30%       1.01%        -4.39%     to  -3.29% (5)
2011      47,324,759      11.63 to 12.13 (4)     562,542,942      1.15% to 2.30%       1.48%        11.78%     to  13.08% (5)
2010      50,871,118      10.41 to 10.73 (4)     536,848,452      1.15% to 2.30%       3.05%        28.57% (6) to  31.71% (5)
2009      50,619,438       7.87 to  8.15         407,207,087      1.15% to 2.05%       2.34%       -32.58%     to -31.98% (5)
2008      37,784,746      11.68 to 11.98         448,511,245      1.15% to 2.05%       0.99%        -4.71%     to  -3.70% (5)

Allocation Moderate Portfolio (Class 3)
2012      18,430,053      11.49 to 12.12 (4)     217,795,693      1.15% to 2.30%       1.00%        -2.96%     to  -1.84% (5)
2011      20,884,417      11.84 to 12.35 (4)     252,360,656      1.15% to 2.30%       1.74%        10.57%     to  11.84% (5)
2010      22,741,864      10.71 to 11.04 (4)     246,739,218      1.15% to 2.30%       3.39%        25.94% (6) to  29.10% (5)
2009      23,527,482       8.24 to  8.55         198,541,673      1.15% to 2.05%       2.92%       -27.92%     to -27.26% (5)
2008      20,107,792      11.43 to 11.76         234,223,168      1.15% to 2.05%       1.26%        -3.67%     to  -2.48% (5)

Cash Management Portfolio (Class 3)
2012       3,929,672       9.78 to 10.64 (4)      40,669,224      1.15% to 2.30%       0.00%        -3.47%     to  -1.74% (5)
2011       4,291,356      10.13 to 10.83 (4)      45,408,208      1.15% to 2.30%       0.00%        -3.79%     to  -1.67% (5)
2010       4,707,536      10.53 to 11.01 (4)      50,844,383      1.15% to 2.30%       1.60%        -3.44% (6) to  -1.49%
2009       8,052,079      10.64 to 11.18          88,561,220      1.15% to 2.05%       2.71%        -2.68%     to  -0.86% (5)
2008       4,467,685      10.94 to 11.27 (4)      49,861,340      1.15% to 2.05%       3.37%         0.90%     to   1.84% (5)

Diversified Fixed Income Portfolio (Class 3)
2012       3,096,563      14.34 to 15.38 (4)      45,714,545      1.15% to 2.30%       2.32%         4.28%     to   5.72% (5)
2011       3,523,187      13.75 to 14.55 (4)      49,476,813      1.15% to 2.30%       2.66%         3.38%     to   4.88% (5)
2010       3,906,220      13.30 to 13.87 (4)      52,512,551      1.15% to 2.30%       3.24%         5.41% (6) to   8.50% (5)
2009       4,126,673      12.13 to 12.79 (4)      51,402,493      1.15% to 2.05%       3.83%        -3.00%     to  -1.14% (5)
2008       4,094,500      12.50 to 12.93 (4)      51,917,039      1.15% to 2.05%       2.74%         3.44%     to   4.45% (5)

Focus Growth Portfolio (Class 3)
2012       4,871,618       9.28 to  9.87 (4)      46,860,329      1.15% to 2.30%       0.07%        -3.67%     to  -2.94% (5)
2011       6,181,942       9.63 to 10.17          61,467,987      1.15% to 2.30%       0.00%        28.64%     to  30.22% (5)
2010       2,836,412       7.49 to  7.81 (4)      21,752,321      1.15% to 2.30%       0.00%        38.54% (6) to  39.59% (5)
2009       3,629,085       5.31 to  5.59 (4)      20,020,531      1.15% to 2.05%       0.00%       -37.34%     to -36.51% (5)
2008       4,238,332       8.47 to  8.81 (4)      36,969,065      1.15% to 2.05%       0.00%         4.13%     to   5.50% (5)

Focus Value Portfolio (Class 3)
2012       1,194,208      15.57 to 16.68 (4)      19,363,148      1.15% to 2.30%       1.26%       -11.13%     to  -9.98% (5)
2011       1,409,814      17.52 to 18.53 (4)      25,484,956      1.15% to 2.30%       1.85%        11.75%     to  13.36%
2010       1,602,759      15.68 to 16.35 (4)      25,664,219      1.15% to 2.30%       1.93%        29.02%     to  32.98% (5)
2009       1,844,934      11.70 to 12.29 (4)      22,302,381      1.15% to 2.05%       1.69%       -32.60%     to -31.70% (5)
2008       2,469,576      17.36 to 18.00 (4)      43,864,825      1.15% to 2.05%       0.71%        -8.78%     to  -7.85% (5)

International Equity Portfolio (Class 3)
2012       3,545,304       8.87 to  9.43 (4)      32,511,807      1.15% to 2.30%       1.23%       -14.45%     to -13.74% (5)
2011       4,320,621      10.36 to 10.94 (4)      46,132,149      1.15% to 2.30%       1.42%        15.72%     to  17.28%
2010       4,927,680       8.95 to  9.33 (4)      45,058,335      1.15% to 2.30%       1.54%        25.81% (6) to  32.66% (5)
2009       5,087,339       6.72 to  7.03 (4)      35,200,751      1.15% to 2.05%       2.18%       -44.77%     to -44.27% (5)
2008       6,348,242      12.17 to 12.61 (4)      79,129,244      1.15% to 2.05%       0.69%        -3.96%     to  -3.10% (5)

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                               For the Year Ended April 30
------------------------------------------------------------      -------------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment              Total Return
                              Lowest to           Net Assets          Lowest          Income                 Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)             Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     ----------------------------

Large Cap Growth Portfolio (Class 3)
2012       3,036,580      10.42 to 11.12 (4)      32,983,305      1.15% to 2.30%       0.22%         3.22%     to  4.57% (5)
2011       3,883,730      10.10 to 10.64 (4)      40,500,310      1.15% to 2.30%       0.09%        11.26%     to 13.04% (5)
2010       3,644,911       9.08 to  9.41 (4)      33,756,726      1.15% to 2.30%       0.00%        31.44% (6) to 33.03% (5)
2009       3,830,988       6.75 to  7.07 (4)      26,769,902      1.15% to 2.05%       0.00%       -35.88%     to-35.58% (5)
2008       4,902,944      10.53 to 10.98          53,372,113      1.15% to 2.05%       0.44%         4.76%     to  6.32% (5)

Large Cap Value Portfolio (Class 3)
2012       1,864,175      14.61 to 15.55 (4)      27,939,494      1.15% to 2.30%       1.29%        -2.38%     to -1.37% (5)
2011       2,179,949      14.97 to 15.76 (4)      33,269,108      1.15% to 2.30%       1.60%        11.71%     to 13.09% (5)
2010       2,523,085      13.40 to 13.94 (4)      34,221,328      1.15% to 2.30%       2.37%        36.57% (6) to 41.07% (5)
2009       2,741,951       9.44 to  9.88 (4)      26,464,388      1.15% to 2.05%       1.60%       -36.73%     to-36.02% (5)
2008       3,474,330      14.91 to 15.44 (4)      52,605,384      1.15% to 2.05%       0.94%        -8.25%     to -7.22% (5)

Mid Cap Growth Portfolio (Class 3)
2012       1,245,343      20.52 to 21.83 (4)      26,482,365      1.15% to 2.30%       0.00%        -4.77%     to -3.95% (5)
2011       1,520,876      21.55 to 22.73 (4)      33,798,729      1.15% to 2.30%       0.00%        24.70%     to 26.07% (5)
2010       1,834,874      17.28 to 18.03 (4)      32,477,087      1.15% to 2.30%       0.00%        44.40%     to 45.39% (5)(6)
2009       1,938,316      11.91 to 12.49 (4)      23,854,764      1.15% to 2.05%       0.00%       -37.15%     to-36.37% (5)
2008       2,442,972      18.95 to 19.62 (4)      47,415,753      1.15% to 2.05%       0.00%        -1.16%     to -0.20% (5)

Mid Cap Value Portfolio (Class 3)
2012       1,175,408      23.79 to 25.32 (4)      28,463,669      1.15% to 2.30%       0.38%        -5.80%     to -4.74% (5)
2011       1,403,882      25.26 to 26.58 (4)      35,818,229      1.15% to 2.30%       0.56%        17.72%     to 19.15%
2010       1,676,182      21.46 to 22.31 (4)      36,058,406      1.15% to 2.30%       1.32%        46.87%     to 47.60% (5)(6)
2009       1,839,908      14.47 to 15.19 (4)      27,037,271      1.15% to 2.05%       0.93%       -37.51%     to-36.78% (5)
2008       2,197,819      23.15 to 24.03 (4)      51,320,989      1.15% to 2.05%       0.53%       -13.67%     to-12.60% (5)

Real Return Portfolio (Class 3)
2012       2,576,433      11.71 to 12.33 (4)      30,899,180      1.15% to 2.30%       0.00%         2.42%     to  3.60% (5)
2011       2,943,825      11.43 to 11.90 (4)      34,220,616      1.15% to 2.30%       1.12%         2.27%     to  3.45% (5)
2010       3,504,191      11.18 to 11.50 (4)      39,555,958      1.15% to 2.30%       5.81%        13.77% (6) to 17.56% (5)
2009       3,371,650       9.39 to  9.79          32,510,200      1.15% to 2.05%       6.58%       -11.59%     to-10.67% (5)
2008       2,688,152      10.62 to 10.95          29,148,479      1.15% to 2.05%       5.11%        -1.67%     to -0.32% (5)

Small Cap Portfolio (Class 3)
2012       1,722,016      12.56 to 13.33 (4)      22,407,345      1.15% to 2.30%       0.00%        -6.36%     to -5.69% (5)
2011       2,220,918      13.41 to 14.13 (4)      30,753,449      1.15% to 2.30%       0.00%        18.77%     to 20.28%
2010       2,740,042      11.29 to 11.75 (4)      31,686,324      1.15% to 2.30%       0.00%        47.20%     to 47.76% (5)(6)
2009       2,747,504       7.66 to  7.98 (4)      21,666,845      1.15% to 2.05%       0.00%       -31.24%     to-30.61% (5)
2008       3,258,656      11.15 to 11.50 (4)      37,171,819      1.15% to 2.05%       0.00%       -17.24%     to-16.61% (5)

American Funds Global Growth SAST Portfolio (Class 3)
2012       1,034,490      11.10 to 11.70          11,848,654      1.15% to 2.30%       0.81%        -7.23%     to -6.15%
2011       1,108,196      11.97 to 12.47 (4)      13,576,142      1.15% to 2.30%       0.67%        17.11%     to 18.46% (5)
2010       1,158,694      10.22 to 10.53 (4)      12,028,539      1.15% to 2.30%       1.94%        32.19% (6) to 37.17% (5)
2009         776,946       7.49 to  7.68           5,905,348      1.15% to 2.05%       1.12%       -35.51%     to-34.92%
2008               -                   -                   -                  -           -                           -

American Funds Growth SAST Portfolio (Class 3)
2012         571,462      10.66 to 11.23           6,281,349      1.15% to 2.30%       0.33%        -2.04%     to -0.90%
2011         634,521      11.33 to 10.88 (4)       7,064,949      1.15% to 2.30%       0.23%        18.01%     to 19.37% (5)
2010         666,777       9.22 to  9.49 (4)       6,239,986      1.15% to 2.30%       1.52%        35.07% (6) to 37.91% (5)
2009         469,285       6.72 to  6.88           3,197,705      1.15% to 2.05%       0.50%       -39.03%     to-38.47% (5)
2008               -                   -                   -                  -           -                           -

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                               For the Year Ended April 30
------------------------------------------------------------      -----------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment              Total Return
                              Lowest to           Net Assets          Lowest          Income                 Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)             Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     --------------------------

American Funds Growth-Income SAST Portfolio (Class 3)
2012         884,703       9.81 to 10.34           8,947,934      1.15% to 2.30%       0.97%        -0.91%     to   0.23%
2011         838,686       9.90 to 10.31 (4)       8,495,683      1.15% to 2.30%       1.02%        10.77%     to  12.05% (5)
2010         835,747       8.94 to  9.20 (4)       7,585,712      1.15% to 2.30%       1.94%        30.29% (6) to  33.25% (5)
2009         635,248       6.74 to  6.91           4,343,630      1.15% to 2.05%       0.83%       -36.26%     to -35.67%
2008               -                   -                   -                  -           -                            -

VIP Contrafund Portfolio (Service Class 2)
2012         909,940       9.62 to 10.02 (4)       8,973,348      1.15% to 2.30%       0.81%        -2.00%     to  -0.91%
2011         891,464       9.82 to 10.11 (4)       8,905,388      1.15% to 2.30%       0.96%        16.42%     to  17.66%
2010         944,950       8.44 to  8.59 (4)       8,053,947      1.15% to 2.30%       1.10%        38.03% (6) to  40.66% (5)
2009         663,496       6.06 to  6.11           4,036,766      1.15% to 2.05%       1.35%       -39.36%     to -38.92% (5)
2008               -                   -                   -                  -           -                            -

VIP Equity-Income Portfolio (Service Class 2)
2012       1,184,331       8.87 to  9.24 (4)      10,773,246      1.15% to 2.30%       2.36%        -1.61%     to  -0.46% (5)
2011       1,266,115       9.01 to  9.29 (4)      11,617,039      1.15% to 2.30%       1.54%        13.03%     to  14.35% (5)
2010       1,363,328       7.97 to  8.12 (4)      10,982,362      1.15% to 2.30%       1.86%        37.72% (6) to  42.63% (5)
2009       1,080,264       5.65 to  5.69           6,125,563      1.15% to 2.05%       4.00%       -43.55%     to -43.06% (5)
2008               -                   -                   -                  -           -                            -

VIP Investment Grade Bond Portfolio (Service Class 2)
2012       3,255,830      11.87 to 12.40 (4)      39,728,047      1.15% to 2.30%       2.89%         4.41%     to   5.61% (5)
2011       3,484,861      11.37 to 11.74 (4)      40,408,883      1.15% to 2.30%       3.28%         3.76%     to   4.96% (5)
2010       3,344,732      10.96 to 11.19 (4)      37,096,964      1.15% to 2.30%       3.58%        10.70% (6) to  14.13% (5)
2009       2,565,420       9.62 to  9.80          25,026,776      1.15% to 2.05%       8.09%        -3.75%     to  -1.98%
2008               -                   -                   -                  -           -                            -

VIP Mid Cap Portfolio (Service Class 2)
2012       1,694,452      10.39 to 10.89 (4)      18,105,380      1.15% to 2.30%       0.02%        -8.70%     to  -7.66% (5)
2011       1,829,219      11.38 to 11.79 (4)      21,248,435      1.15% to 2.30%       0.12%        21.10%     to  22.43% (5)
2010       1,970,517       9.40 to  9.63 (4)      18,769,046      1.15% to 2.30%       0.38%        42.57% (6) to  43.86% (5)
2009       1,483,986       6.62 to  6.69           9,863,988      1.15% to 2.05%       0.27%       -33.82%     to -33.06% (5)
2008               -                   -                   -                  -           -                            -

VIP Overseas Portfolio (Service Class 2)
2012       1,458,510       7.24 to  7.55 (4)      10,843,974      1.15% to 2.30%       1.26%       -16.36%     to -15.37% (5)
2011       1,531,010       8.65 to  8.93 (4)      13,501,351      1.15% to 2.30%       1.15%        22.22%     to  23.67% (5)
2010       1,516,839       7.08 to  7.22 (4)      10,859,575      1.15% to 2.30%       1.85%        26.40% (6) to  32.78% (5)
2009       1,160,209       5.39 to  5.44           6,280,514      1.15% to 2.05%       4.24%       -46.07%     to -45.65% (5)
2008               -                   -                   -                  -           -                            -

T. Rowe Price Blue Chip Growth Portfolio (Class II)
2012         461,494      11.04 to 11.53 (4)       5,245,710      1.15% to 2.30%       0.00%         8.86%     to  10.16% (5)
2011         420,325      10.15 to 10.47 (4)       4,350,543      1.15% to 2.30%       0.00%        15.43%     to  16.82% (5)
2010         438,740       8.79 to  8.96 (4)       3,901,806      1.15% to 2.30%       0.00%        35.94% (6) to  36.36% (5)
2009         284,046       6.47 to  6.57           1,860,049      1.15% to 2.05%       0.16%       -35.28%     to -34.28%
2008               -                   -                   -                  -           -                            -

T. Rowe Price Equity Income Portfolio (Class II)
2012       1,209,527       9.43 to  9.84 (4)      11,683,720      1.15% to 2.30%       1.80%        -1.48%     to  -0.33% (5)
2011       1,334,159       9.57 to  9.87 (4)      12,979,936      1.15% to 2.30%       1.48%        10.24%     to  11.53% (5)
2010       1,344,788       8.68 to  8.85 (4)      11,776,667      1.15% to 2.30%       1.49%        38.29% (6) to  42.08% (5)
2009       1,078,738       6.14 to  6.23           6,675,740      1.15% to 2.05%       2.58%       -38.56%     to -37.68%
2008               -                   -                   -                  -           -                            -

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolios have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges and distribution charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying investment portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6)  For the period from the effective date of May 13, 2009 to April 30, 2010.

                         AMERICAN HOME ASSURANCE COMPANY


                                NAIC CODE: 19380

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                         AMERICAN HOME ASSURANCE COMPANY


                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................................................2

Statements of Admitted Assets............................................................................3

Statements of Liabilities, Capital and Surplus...........................................................4

Statements of Operations and Changes in Capital and Surplus..............................................5

Statements of Cash Flow..................................................................................6

Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.....................7

Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.................................20

Note 3 - Investments....................................................................................25

Note 4 - Reserves for Losses and LAE....................................................................37

Note 5 - Related Party Transactions.....................................................................43

Note 6 - Reinsurance....................................................................................52

Note 7 - Deposit Accounting Assets and Liabilities......................................................58

Note 8 - Federal Income Taxes...........................................................................60

Note 9 - Pension Plans and Deferred Compensation Arrangements...........................................69

Note 10 - Capital and Surplus and Dividend Restrictions.................................................73

Note 11 - Contingencies.................................................................................75

Note 12 - Other Significant Matters.....................................................................89

Note 13 - Subsequent Events.............................................................................91

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of American Home Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Department of Financial Services, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009, the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10, and has reflected the effect of this adoption within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

                         AMERICAN HOME ASSURANCE COMPANY

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                                 (000'S OMITTED)


------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                      2011            2010
------------------------------------------------------------------------------------------------------------------

Cash and invested assets:
   Bonds, primarily at amortized cost (fair value:
    2011 - $18,504,022; 2010 - $15,493,142)                                         $  17,761,724  $  15,148,888
   Stocks:
   Common stocks, at fair value adjusted for non-admitted assets
    (cost: 2011 - $63,353; 2010 - $371,153)                                                84,263        397,460
   Preferred stocks, primarily at fair value
    (cost: 2011 - $0; 2010 - $79,211)                                                           -         90,886
   Other invested assets (cost: 2011 - $1,196,504; 2010 - $1,361,568)                   1,440,576      1,574,423
   Derivatives                                                                              1,690              -
   Short-term investments, at amortized cost (approximates fair value)                    377,947      2,439,897
   Cash and cash equivalents                                                               68,584        181,013
   Receivable for securities and other                                                        491          1,146
------------------------------------------------------------------------------------------------------------------
        TOTAL CASH AND INVESTED ASSETS                                                 19,735,275     19,833,713
------------------------------------------------------------------------------------------------------------------


Investment income due and accrued                                                         185,393        189,859
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                       461,753        425,340
   Premiums and installments booked but deferred and not yet due                          344,024        409,915
   Accrued retrospective premiums                                                       1,377,347      1,447,644
Amounts billed and receivable from high deductible policies                                38,112         32,948
Reinsurance recoverable on loss payments                                                  397,299        433,305
Funds held by or deposited with reinsurers                                                 71,893         41,961
Net deferred tax assets                                                                   691,892        782,765
Equities in underwriting pools and associations                                           266,934        544,719
Receivables from parent, subsidiaries and affiliates                                       13,330      1,992,253
Other admitted assets                                                                     317,020        282,173
------------------------------------------------------------------------------------------------------------------

        TOTAL ADMITTED ASSETS                                                       $  23,900,272  $  26,416,595
==================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY


                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                           2011           2010
------------------------------------------------------------------------------------------------------

                                         LIABILITIES


Reserves for losses and loss adjustment expenses                       $   12,466,514   $  14,383,093
Unearned premium reserves                                                   2,843,572       3,213,423
Commissions, premium taxes, and other expenses payable                        314,840         237,988
Reinsurance payable on paid loss and loss adjustment expenses                  83,233         155,082
Current federal taxes payable to parent                                        23,930          60,666
Funds held by company under reinsurance treaties                            1,196,004         136,869
Provision for reinsurance                                                      78,525          99,443
Ceded reinsurance premiums payable, net of ceding commissions                 388,540         405,324
Deposit accounting liabilities                                                 97,625         189,891
Deposit accounting liabilities - funds held                                     4,848             990
Collateral deposit liability                                                  364,039         404,450
Payable to parent, subsidiaries and affiliates                                 46,427         204,326
Derivatives                                                                         -           4,250
Other liabilities                                                             324,872         247,701
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                        18,232,969      19,743,496
------------------------------------------------------------------------------------------------------

                                     CAPITAL AND SURPLUS


Common capital stock, par value: (2011 - $11.51; 2010 - $15.00),
  1,758,158 shares authorized, 1,695,054 shares issued and
outstanding                                                                    19,504          25,426
Capital in excess of par value                                              4,689,192       6,034,992
Unassigned surplus                                                            507,717         351,265
Special surplus tax - SSAP 10R                                                450,661         260,922
Special surplus funds from retroactive reinsurance                                229             494
------------------------------------------------------------------------------------------------------
  TOTAL CAPITAL AND SURPLUS                                                 5,667,303       6,673,099
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES, CAPITAL, AND SURPLUS                              $   23,900,272   $  26,416,595
======================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

           STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

---------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                      2011            2010           2009
---------------------------------------------------------------------------------------------------------------
                                         STATEMENTS OF OPERATIONS
Underwriting income:
  Premiums earned                                                $    5,682,158  $    5,648,764  $   6,354,545
---------------------------------------------------------------------------------------------------------------
Underwriting deductions:
  Losses incurred                                                     3,932,805       5,066,245      4,699,991
  Loss adjustment expenses incurred                                     611,264         912,853        768,136
  Other underwriting expenses incurred                                1,668,713       1,674,370      1,646,098
---------------------------------------------------------------------------------------------------------------
Total underwriting deductions                                         6,212,782       7,653,468      7,114,225
---------------------------------------------------------------------------------------------------------------
Net underwriting loss                                                  (530,624)     (2,004,704)      (759,680)
---------------------------------------------------------------------------------------------------------------

Investment income:
  Net investment income earned                                          800,175         769,130        791,263
  Net realized capital gains (net of capital gains taxes:
  2011 - $90,032; 2010 - $169,323; 2009 - $57,389)                      166,901         294,941         93,056
---------------------------------------------------------------------------------------------------------------
Net investment gains                                                    967,076       1,064,071        884,319
---------------------------------------------------------------------------------------------------------------

Net loss from agents' or premium balances charged-off                   (16,296)        (30,549)       (25,860)
Finance and service charges not included in premiums                          -               -          4,596
Other (expense) income                                                  (29,775)         52,746         24,110
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL          390,381        (918,436)       127,485
INCOME TAXES
Federal income tax benefit                                             (104,195)       (141,920)      (122,307)
---------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                            $      494,576  $     (776,516) $     249,792
===============================================================================================================
                                      CHANGES IN CAPITAL AND SURPLUS

Capital and surplus, as of December 31, previous year            $    6,673,099  $    5,872,354  $   5,413,173
  Adjustment to beginning surplus                                        26,048         (28,355)       (32,602)
---------------------------------------------------------------------------------------------------------------
Capital and surplus, as of January 1,                                 6,699,147       5,843,999      5,380,571

Changes in accounting principles (refer to Note 2)
    Adoption of SSAP 10R                                                      -               -        272,916
    Adoption of SSAP 43R                                                      -               -        (12,429)
Other changes in capital and surplus:
  Net income (loss)                                                     494,576        (776,516)       249,792
   Change in net unrealized capital gains (net of capital
    gains taxes: 2011 - $3,008; 2010 - $110,099; 2009 -
        $202,913)                                                        44,397        (161,330)      (113,064)
    Change in net deferred income tax                                   659,647        (396,374)        59,354
    Change in non-admitted assets                                      (926,257)        513,237       (318,767)
    Change in SSAP 10R                                                  189,739         (11,994)             -
    Change in provision for reinsurance                                  20,918         (10,819)         6,968
    Capital contribution                                                 67,381       1,947,275        343,286
    Return of capital                                                (1,414,078)              -              -
    Change in par value of common stock                                  (5,922)              -              -
    Dividends to stockholder                                           (137,458)       (301,343)             -
    Other surplus adjustments                                            (3,246)          1,494         (7,211)
    Foreign exchange translation                                        (21,541)         25,470         10,938
---------------------------------------------------------------------------------------------------------------
    Total changes in capital and surplus                             (1,031,844)        829,100        231,296
---------------------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                          $    5,667,303  $    6,673,099  $   5,872,354
===============================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                2011           2010          2009
----------------------------------------------------------------------------------------------------------------------
                                                     CASH FROM OPERATIONS
Premiums collected, net of reinsurance                                     $   5,411,186  $   5,414,448  $  6,306,324
Net investment income                                                            779,881        851,466       743,343
Miscellaneous (expense) income                                                   (86,020)        16,466        (2,769)
----------------------------------------------------------------------------------------------------------------------
  SUB-TOTAL                                                                    6,105,047      6,282,380     7,046,898

Benefit and loss related payments                                              3,905,372      4,340,008     4,597,184
Payment to an affiliate under the asbestos loss portfolio transfer               783,818             -             -
Commission and other expense paid                                              2,363,249      2,416,351     2,520,462
Dividends paid to policyholders                                                       -              -            233
Federal and foreign income taxes paid (recovered)                                 28,206       (370,410)     (296,845)
----------------------------------------------------------------------------------------------------------------------

  NET CASH (USED IN) PROVIDED FROM OPERATIONS                                   (975,598)      (103,569)      225,864
----------------------------------------------------------------------------------------------------------------------
                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
  Bonds                                                                        4,992,080      5,421,569     4,332,397
  Stocks                                                                         545,819      1,385,481     1,731,884
  Other                                                                          392,513        130,972       222,781
----------------------------------------------------------------------------------------------------------------------
  TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                     5,930,412      6,938,022     6,287,062
----------------------------------------------------------------------------------------------------------------------

Cost of investments acquired:
  Bonds                                                                        7,448,761      4,509,137     6,666,144
  Stocks                                                                           9,769        622,754       496,025
  Other                                                                          250,178        240,465       107,966
----------------------------------------------------------------------------------------------------------------------
  TOTAL COST OF INVESTMENT ACQUIRED                                            7,708,708      5,372,356     7,270,135
----------------------------------------------------------------------------------------------------------------------
  NET CASH (USED IN) PROVIDED FROM INVESTING  ACTIVITIES                      (1,778,296)     1,565,666      (983,073)
----------------------------------------------------------------------------------------------------------------------

                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution                                                           1,942,747              -        91,418
Return of capital                                                             (1,414,078)             -            -
Change in par value of common stock                                               (5,922)             -            -
Dividends to stockholder                                                        (110,000)      (301,343)           -
Intercompany receivable and payable, net                                        (116,100)       169,364       771,557
Net deposit on deposit-type contracts and other insurance                         (1,723)        13,312        74,417
Equities in underwriting pools and association                                   356,715          6,643       125,605
Collateral deposit liability                                                     (40,411)       (13,384)       31,448
Other                                                                            (31,713)      (103,508)      (26,266)
----------------------------------------------------------------------------------------------------------------------

  NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES        579,515       (228,916)    1,068,179
----------------------------------------------------------------------------------------------------------------------

  NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                               (2,174,379)     1,233,181       310,970
Cash and short-term investments:
  Beginning of year                                                            2,620,910      1,387,729     1,076,759
----------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                              $     446,531  $   2,620,910  $  1,387,729
======================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A.    ORGANIZATION

      American Home Assurance Company (the Company or American Home) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

     Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments -- commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

     On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 21.9 percent of its net premiums written represented workers' compensation business. Relative to geographic location, 86.4 percent of the Company's direct premiums written were foreign sourced, the majority of which was Japan based. U.S. resident business accounted for 13.6 percent of the Company's direct writings. No state accounted for more than 5.0 percent of such premiums.

     The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     member  companies,  their National  Association of Insurance  Commissioners
     (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

                                                                                   POOL
                                                                       NAIC    PARTICIPATION    STATE OF
    COMPANY                                                           CO CODE    PERCENTAGE     DOMICILE
    --------                                                          -------  -------------  -------------
(1) National Union Fire Ins. Co. of Pittsburgh, Pa. (National Union)*  19445        38%       Pennsylvania
(2) American Home                                                      19380        36%         New York
(3) Commerce and Industry Insurance Company  (C&I)                     19410        11%         New York
(4) Chartis Property Casualty Company (Chartis PC)                     19402         5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)                    23841         5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania (ISOP)          19429         5%       Pennsylvania
(7) Chartis Casualty Company                                           40258         0%       Pennsylvania
(8) Granite State Insurance Company                                    23809         0%       Pennsylvania
(9) Illinois National Insurance Co.                                    23817         0%         Illinois
* Lead Company

      The accompanying financial statements include the Company's U.S. operation and the operation of its Japan branch and its participation in the Chartis Overseas Association (the Association).

      The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

      The Company has significant transactions with AIG and affiliates and participates in the Admitted Pool. Refer to Note 5 for additional information.

B.    SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

      PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

      The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (formerly the Insurance Department of the State of New York) (NY SAP).

      NY SAP recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Law. The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The Superintendent of the New York State Department of Financial Services (the Superintendent) has the right to permit other specific practices that deviate from prescribed practices.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      NY SAP has adopted certain accounting practices that differ from those set forth in NAIC SAP; specifically the prescribed practices of (1) allowing the discounting of workers compensation known case loss reserves on a non-tabular basis; under NAIC SAP, non-tabular discounting of reserves is not permitted; and (2) NY SAP Regulation 20 (Regulation 20) allows certain offsets to the provision for reinsurance that are not permitted under NAIC SAP.

      A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

-------------------------------------------------------------------------------------------------
DECEMBER 31,                                                2011           2010         2009
-------------------------------------------------------------------------------------------------
Net income (loss) , NY SAP                              $    494,576  $   (776,516) $    249,792
State prescribed practices - addition (deduction):
  Non-tabular discounting                                     60,114       (27,631)      (89,222)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS), NAIC SAP                             $    554,690  $   (804,147) $    160,570
==================================================================================================
Statutory surplus, NY SAP                               $  5,667,303  $  6,673,099  $  5,872,354
State prescribed or permitted practices - (charge):
  Non-tabular discounting                                   (384,510)     (444,624)     (416,993)
  Credits for reinsurance                                    (94,824)     (172,413)     (190,105)
-------------------------------------------------------------------------------------------------
STATUTORY SURPLUS, NAIC SAP                             $  5,187,969  $  6,056,062  $  5,265,256
==================================================================================================

      With the concurrence of the New York State Department of Financial Services (NY DFS), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

      The use of all the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

      STATUTORY   ACCOUNTING   PRACTICES  AND  GENERALLY   ACCEPTED   ACCOUNTING
      PRINCIPLES:

      NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and NY SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Under GAAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance, are restored to surplus;

      c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

      d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

      e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

      f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

      g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the Statements of Operations;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Operations;

      i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

      j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

      k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

      l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

      Under NAIC SAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance are charged directly to surplus;

      c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments which is reported directly in surplus. Dividends are reported as investment income;

      d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

      e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

      f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

      g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the Statements of Operations and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

      i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

      j.    NAIC SAP does not require consolidation of VIEs;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the Statements of Changes in Capital and Surplus; and

      l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

      The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.


      SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

      A summary of the Company's significant statutory accounting practices are as follows:

      Use of Estimates: The preparation of financial statements in conformity with NY SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. NY SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

      Invested Assets: The Company's invested assets are accounted for as follows:

      o Cash, Cash Equivalents and Short-term Investments: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office formerly known as NAIC Securities Valuation Office). Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. The Company maximizes its investment return by investing a significant amount of cash-on-hand in short term investments. Short term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short term investments. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

      o Bonds: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment
            (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains (Losses) as a realized loss.

            In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

            Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $3,936,226 and $597,315, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

            As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised), Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

      o Common and Preferred Stocks: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

            Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

      o Other Invested Assets: Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      o Derivatives: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "Accounting for Derivative Instruments and Hedging Transactions" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in Unassigned Surplus in the Statements of Operations and Changes in Capital and Surplus. When the contract expires, realized gains and losses are recorded in investment income.

      o Net Investment Gains: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of the specific identification.

            Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

      o Unrealized Gains (Losses): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - Bonds, Excluding Loan Backed and Structured Securities, SSAP No 30 - Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 -- Joint Ventures, Partnerships and Limited Liability Companies, and INT 06-07 Definition of Phrase "Other Than Temporary".

     For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

            - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment, irrespective of the occurrence of one of the foregoing events.

      Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment;

            -     Fundamental credit issues of the issuer;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose fair value is less than its book value for a period greater than twelve months with a significant unrealized loss are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

            - An order of liquidation or other fundamental credit issues with the partnership;

            - Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

            - Evaluation of the current stage of the life cycle of the investment;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Revenue Recognition: Direct written premiums are primarily earned on a pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

      Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted and thereafter for 10 percent of any amounts recoverable not offset by retrospectively return premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated return contracts amounted to $1,377,347 and $1,447,644, respectively, net of non-admitted premium balances of $58,213 and $55,910, respectively.

      Net written premiums that were subject to retrospective rating features were as follows:

      --------------------------------------------------------------------------
      For the years ended December 31,           2011         2010        2009
      --------------------------------------------------------------------------
      Net written premiums subject to
        retrospectively rated premiums        $  350,717   $  522,917  $ 526,445
      Percentage of total net written
        premiums                                     6.6%        10.1%       8.7%
      --------------------------------------------------------------------------

      Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts -- Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

      In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

      For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

      For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

      Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

      Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the
      Statements of Operations and Changes in Capital and Surplus as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

      Deposit Accounting: Assumed and ceded reinsurance contracts which based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by NY DFS; or ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of NY SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Operations and Changes in Capital and Surplus.

      High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,698,960 and $3,637,096, respectively.

      The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $63,117 and $66,818, respectively, of which $25,005 and $33,870, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

      Foreign Property Casualty Business: As agreed with the NY DFS, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the
      Statements of Operations and Changes in Capital and Surplus its participation in the results of underwriting and investment income; and,
      (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

      Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

      The Company discounts its loss reserves on workers' compensation claims as follows:

      The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $202,786 and $284,288, respectively, all of which were applied against the Company's case reserves.

      The calculation of the Company's workers' compensation non-tabular discount is based upon the Company's own payout pattern and a 5.0 percent interest rate as prescribed by NY SAP. As of December 31, 2011 and 2010, the Company's non-tabular discount amounted to $384,510 and $444,624, respectively, all of which were applied against the Company's case reserves. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $1,704,799 and $1,770,687, respectively.

      Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in Other Income in the Statements of Operations and Changes in Capital and Surplus.

      Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

      Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

      Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Non-Admitted Assets: Certain assets, principally electronic data processing (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the NY DFS requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. For the years ended December 31, 2011 and 2010, depreciation and amortization expense amounted to $14,394 and $18,468, and accumulated depreciation as of
      December   31,  2011  and  2010   amounted  to  $153,908   and   $139,515,
      respectively.

      Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A.   CHANGE IN ACCOUNTING PRINCIPLES:

In 2011, the Company adopted the following change in accounting principles:

SSAP 35R

The Company adopted SSAP 35 -- Revised - Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

      1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

      2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

      3.    The amount of the assessment can be reasonably estimated.

For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

In 2010, the Company adopted the following change in accounting principles:

SSAP 100

The Company adopted SSAP No. 100, Fair Value Measurements (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

In 2009, the Company adopted the following changes in accounting principles:

SSAP 43R

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                        Direct (Charge) or
                                                             Credit to
                                                        Unassigned Surplus
                                                       -------------------

Gross cumulative effect adjustment (CEA)
- Net increase in the amortized cost of
loan-backed and structured
securities at adoption                                 $          (19,122)

Deferred tax on gross CEA                                           6,693
                                                       -------------------

Net cumulative effect of Change in Accounting
Principle included in the Statement of Capital
and Surplus                                            $          (12,429)
                                                       ===================

SSAP 10R

On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


In its 2009 annual filing, the Company admitted additional deferred tax assets of $272,916 as a result of the adoption of SSAP 10R.

B.    OTHER ADJUSTMENTS TO SURPLUS:

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009 and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to Unassigned Surplus as of January 1, 2011, 2010 and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010 and 2009 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS        ASSETS        TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2010                                   $   6,673,099  $  26,416,595    $    19,743,496
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $897 of deemed capital
    contribution)                                                     47,679         47,679                -
   Liability correction                                              (23,911)           -               23,911
   Income taxes                                                        2,280          2,280                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS             26,048         49,959             23,911
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED                        $   6,699,147  $  26,466,554    $    19,767,407
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of: (a) a pooling correction in equities and deposits in pools and associations;
(b) an adjustment of an intangible asset; and (c) miscellaneous reserve adjustments; partially offset by (d) a miscellaneous non-admitted asset adjustment; (e) a correction of non-admitted assets related to retro premium and high deductible recoverable; and (f) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of: (a) an increase in IBNR as a result of the reversal of asbestos reserves related to coverage in place agreements; and (b) adjustment of paid losses and loss reserves; partially offset by (c) miscellaneous reserve adjustments; and
(d) other small miscellaneous adjustments.

Income taxes - The increase in taxes is primarily the result of: (a) adjustments to the current tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2009                                   $   5,872,354  $   25,002,928  $      19,130,574
Adjustments to beginning Capital and Surplus:
    Asset realization                                                  2,147           2,147               -
    Liability correction                                             (23,800)            -               23,800
    Income taxes                                                      (6,702)         (6,702)              -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (28,355)         (4,555)            23,800
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED                        $   5,843,999  $   24,998,373  $      19,154,374
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of (a) an increase in equities and deposits in pools and associations resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of the Company's 2009 financial statements; partially offset by (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and (d) other small miscellaneous adjustments.

Income taxes - The (increase)/decrease in taxes is primarily the result of (a) adjustments to the deferred tax inventory, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2008                                   $   5,413,173  $   25,417,968  $      20,004,795
Adjustments to beginning Capital and Surplus:
    Asset realization                                                 30,679          30,679                -
    Liability correction                                             (97,307)            -               97,307

    Federal income taxes (includes $5,044 of deemed capital
       contribution)                                                  34,026          34,026                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (32,602)         64,705             97,307
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                        $   5,380,571  $   25,482,673  $      20,102,102
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset  realization - The increase in admitted assets is primarily the result of:
(a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) increases to the carrying values of certain affiliates.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Liability  correction - The increase in  liabilities is primarily the result of:
(a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

Income taxes - The decrease in federal  income taxes is primarily the result of:
(a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010.

                                                     2011                         2010
----------------------------------------------------------------------------------------------------
                                           CARRYING       STATUTORY      CARRYING       STATUTORY
                                             VALUE        FAIR VALUE       VALUE        FAIR VALUE
---------------------------------------  -----------------------------------------------------------
Assets:
  Bonds                                  $  17,761,724  $  18,504,022  $  15,148,888  $  15,493,142
  Common stocks                                 84,263         84,263        397,460        397,460
  Preferred stocks                                   -              -         90,886         90,886
  Other invested assets                      1,440,576      1,440,576      1,574,423      1,574,423
  Derivative asset                               1,690          1,690              -              -
  Cash, cash equivalents and short-term
   investments                                 446,531        446,531      2,620,910      2,620,910
  Receivable for securities and other              491            491          1,146          1,146
  Equities in underwriting pools and
  associations                                 266,934        266,934        544,719        544,719
Liabilities:
  Derivative liability                   $           -  $           -  $       4,250  $       4,250
  Collateral deposit liability                 364,039        364,039        404,450        404,450
----------------------------------------------------------------------------------------------------

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

      o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office.

      o     The statutory  fair values of affiliated  common stocks are based on
            the  underlying   equity  of  the  respective   entity's   financial
            statements.

      o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

      o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

      o The carrying value of all other financial instruments approximates fair value.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the table below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
                                                                    CARRYING      UNREALIZED     UNREALIZED      FAIR
                                                                     VALUE *        GAINS          LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2011
  U.S. governments                                                $  1,202,854   $     51,880   $        30   $  1,254,704
  All other governments                                                866,122         34,145         3,898        896,369
  States, territories and possessions                                1,773,975        155,847           -        1,929,822
  Political subdivisions of states, territories and possessions      2,172,432        156,627           352      2,328,707

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       5,430,054        343,906        10,153      5,763,807
  Industrial and miscellaneous                                       6,316,287        169,838       155,512      6,330,613
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2011                         $ 17,761,724   $    912,243   $   169,945   $ 18,504,022
===========================================================================================================================

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS         GROSS
                                                                   CARRYING      UNREALIZED     UNREALIZED       FAIR
                                                                    VALUE *         GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2010
  U.S. governments                                                $  1,305,760   $    15,665    $    8,631   $  1,312,794
  All other governments                                                567,033        17,293         1,187        583,139
  States, territories and possessions                                2,097,245       106,740         4,276      2,199,709
  Political subdivisions of states, territories and   possessions    2,808,873        95,840        13,723      2,890,990

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       6,238,798       198,038        59,040      6,377,796
  Industrial and miscellaneous                                       2,131,179        58,156        60,621      2,128,714
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2010                         $ 15,148,888   $   491,732    $  147,478   $ 15,493,142
===========================================================================================================================

At December 31, 2011 the Company held hybrid securities with a fair value of $53,235 and carrying value of $52,281. At December 31, 2010 the fair value was $74,956 and the carrying value was $66,182. These securities are included in Industrial and miscellaneous.



--------------------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $318,273 and $136,966, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


-----------------------------------------------------------------------
                                             CARRYING
                                              VALUE*       FAIR VALUE
-----------------------------------------------------------------------
Due in one year or less                   $     470,555  $     472,304
Due after one year through five years         8,273,233      8,731,654
Due after five years through ten years        3,340,837      3,562,914
Due after ten years                           1,691,587      1,800,924
Structured securities                         3,985,512      3,936,226
-----------------------------------------------------------------------
 TOTAL BONDS                              $  17,761,724  $  18,504,022
=======================================================================


Proceeds from sales and gross realized gains and gross realized losses were as follows:


FOR THE YEARS ENDED DECEMBER 31,             2011                         2010                        2009
----------------------------------------------------------------------------------------------------------------------
                                                    EQUITY                     EQUITY                      EQUITY
                                      BONDS       SECURITIES       BONDS      SECURITIES      BONDS      SECURITIES
-------------------------------------------------------------  --------------------------- ---------------------------
Proceeds from sales               $   3,979,210  $   104,040   $  4,652,824  $  1,078,800  $  3,921,920  $  1,636,318
Gross realized gains                    168,725       14,425         99,350       536,459        36,760       628,427
Gross realized losses                    (9,904)        (363)       (28,656)      (15,017)      (46,196)     (225,886)
----------------------------------------------------------------------------------------------------------------------

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The cost, fair value and carrying value of the Company's common and preferred stocks as of December 31, 2011 and 2010 are set forth in the table below:

                                       DECEMBER 31, 2011
----------------------------------------------------------------------------------
                        COST OR     GROSS       GROSS
                      AMORTIZED   UNREALIZED  UNREALIZED     FAIR      CARRYING
                         COST       GAINS       LOSSES       VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $   40,792  $   21,832  $    5,602  $   57,022  $   57,022
 Non-affiliated           22,561       6,312       1,632      27,241      27,241
----------------------------------------------------------------------------------
  TOTAL               $   63,353  $   28,144  $    7,234  $   84,263  $   84,263
==================================================================================

Preferred stocks:
 Non-affiliated       $        -  $        -  $        -  $        -  $        -
----------------------------------------------------------------------------------
  TOTAL               $     -     $     -     $     -     $    -      $     -
==================================================================================


                                      DECEMBER 31, 2010
----------------------------------------------------------------------------------
                        COST OR      GROSS      GROSS
                       AMORTIZED  UNREALIZED  UNREALIZED    FAIR       CARRYING
                         COST        GAINS      LOSSES      VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $  339,955  $   33,987  $   16,219  $  357,723   $ 357,723
 Non-affiliated           31,198       8,867         328      39,737      39,737
----------------------------------------------------------------------------------
  TOTAL               $  371,153  $   42,854  $   16,547  $  397,460   $ 397,460
==================================================================================

Preferred stocks:
 Non-affiliated       $   79,211  $   11,675  $        -  $   90,886   $  90,886
----------------------------------------------------------------------------------
  TOTAL               $   79,211  $   11,675  $    -      $   90,886   $  90,886
==================================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the table below:

                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER            TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR        UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE         LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2011:
  U. S. governments             $   101,528  $       30     $        -  $       -     $    101,528  $       30
  All other governments             125,873       2,625         16,280      1,273          142,153       3,898
  Political subdivisions of
  states, territories and
  possessions                        25,592         352              -          -           25,592         352
  Special revenue                   295,154         427         53,323      9,726          348,477      10,153
  Industrial and miscellaneous    2,107,765     120,975        274,131     34,537        2,381,896     155,512
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     2,655,912     124,409        343,734     45,536        2,999,646     169,945
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                              -           -         20,584      5,602           20,584       5,602
  Non-affiliated                      4,075       1,328              -        304            4,075       1,632
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 2,659,987  $  125,737     $  364,318  $  51,442     $  3,024,305  $  177,179
  =======================================================   =======================   ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


                                  LESS THAN 12 MONTHS         12 MONTHS OR LONGER             TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR      UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE       LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2010:
  U. S. governments             $   349,766  $    8,631     $      -    $     -       $    349,766  $     8,631
  All other governments             117,994       1,187            -          -            117,994        1,187
  States, territories and
  possessions                       255,356       4,276            -          -            255,356        4,276
  Political subdivisions of
  states, territories and
  possessions                       661,980      13,723            -          -            661,980       13,723
  Special revenue                 1,542,522      44,779         80,600     14,261        1,623,122       59,040
  Industrial and miscellaneous      672,482      59,489          6,933      1,132          679,415       60,621
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     3,600,100     132,085         87,533     15,393        3,687,633      147,478
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                        289,975      10,694         12,200      5,525          302,175       16,219
  Non-affiliated                        338          39            -          289              338          328
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 3,890,413  $  142,818     $   99,733  $  21,207     $  3,990,146  $   164,025
  =======================================================   =======================   ==========================

The Company reported write-downs on its bond investments due to OTTI in fair value of $61,446, $49,894 and $38,733 in 2011, 2010 and 2009, respectively and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $0, $33,261 and $38,827 during 2011, 2010 and 2009, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint venture and partnership investments due to an OTTI in fair value:

--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2011       2010       2009
--------------------------------------------------------------------------------
General Atlantic Partners 82, L.P.               $  4,427   $      -   $       -
General Atlantic Partners 80, L.P.                  4,306          -           -
TH Lee Putnam Ventures, L.P.                        4,079          -           -
Sprout IX LP                                        1,988          -           -
Advanced Technology Ventures VI, L.P.               1,894          -           -
General Atlantic Partners 74, L.P.                      -     14,793           -
NEF Kamchia Co-Investment Fund, L.P.                    -     12,803           -
General Atlantic Partners 70, L.P.                      -     11,535           -
Prides Capital Fund I LP                                -     10,778           -
RH Fund 1, L.P.                                         -      6,940           -
General Atlantic Partners 77, L.P.                      -      6,326           -
AIG Black Sea Holding, L.P. (BTC Investment)            -          -      57,728
J.C. Flowers Fund II, L.P.                              -          -      20,286
Electra European Fund II                                -          -      17,266
Capvest Equity Partners, L.P.                           -          -      13,372
Valueact Capital Partners III                           -          -       8,811
Arrowpath Fund II, L.P.                                 -          -       4,973
AZ Auto Hldgs LLC                                       -          -       4,102
Brencourt Multi-Strategy, L.P.                          -          -       3,899
AIG Private Equity Portfolio, L.P.                      -          -       3,542
Blackstone Kalix Fund L.P.                              -          -       3,179
Meritage Private Equity Fund, L.P.                      -          -       1,239
Items less than $1.0 million                          750          -       2,255
--------------------------------------------------------------------------------
 TOTAL                                           $ 17,444   $ 63,175   $ 140,652
================================================================================

Securities carried at book adjusted carrying value of $1,316,565 and $1,363,230 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

During 2011, 2010 and 2009, included in Net Investment Income Earned were investment expenses of $27,606, $17,034 and $11,116, respectively and interest expense of $4, $348 and $9,737, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

      - Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      - Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

      - Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks and Derivatives:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

--------------------------------------------------------------------------
                                 DECEMBER 31, 2011
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $       -     $  80,765     $  81,990     $  162,755
Common stocks            27,241             -             -         27,241
Preferred stocks              -             -             -              -
Derivative asset              -         1,690             -          1,690
--------------------------------------------------------------------------
Total                 $  27,241     $  82,455     $  81,990     $  191,686
==========================================================================

--------------------------------------------------------------------------
                                    DECEMBER 31, 2010
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $      -      $   3,612     $   2,904     $    6,516
Common stocks            36,311         3,426            -          39,737
Preferred stocks             -         90,886            -          90,886
Derivative liability         -         (4,250)           -          (4,250)
--------------------------------------------------------------------------
Total                 $  36,311     $  93,674     $   2,904     $  132,889
==========================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The following table presents changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010.

------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2011
------------------------------------------------------------------------------------------------------------------------------
Bonds            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
Common stocks               -            -             -                               -           -           -             -
Preferred stocks            -            -             -                               -           -           -             -
------------------------------------------------------------------------------------------------------------------------------
Total            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
==============================================================================================================================


------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2010
------------------------------------------------------------------------------------------------------------------------------
Bonds            $     37,738 $      2,904 $     (32,212) $                       (8,652) $    10,049 $   (6,923) $      2,904
Common stocks              -            -             -                               -            -          -             -
Preferred stocks        2,905           -          (520)                              -           438     (2,823)           -
------------------------------------------------------------------------------------------------------------------------------
Total            $     40,643 $      2,904 $     (32,732) $                       (8,652) $    10,487 $   (9,746) $      2,904
==============================================================================================================================


Other Invested Assets:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company did not have other invested assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Loan-Backed and Structured Securities:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to retain such securities.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

---------------------------------------------------------------------------------
         BOOK/ADJUSTED
        CARRYING VALUE
        AMORTIZED COST  PRESENT VALUE OF
        BEFORE CURRENT   PROJECTED CASH   RECOGNIZED  AMORTIZED COST
          PERIOD OTTI        FLOWS           OTTI       AFTER OTTI     FAIR VALUE
---------------------------------------------------------------------------------
        $    1,564,984  $      1,516,679  $   48,305      $ 1,516,679 $ 1,440,301
=================================================================================


At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2011
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
===============================================================================================================


---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2010
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
===============================================================================================================


In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC (Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes, and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

COMPANY                             PAR PURCHASED    PURCHASE PRICE
National Union                     $       852,455   $        808,335
American Home                              423,421            402,213
C&I                                        275,223            261,438
Lexington Insurance Company                423,421            402,213
Chartis Select Insurance Company           275,223            261,438
                                  ------------------------------------
        Total                      $     2,249,743   $      2,135,637
                                  ====================================

Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled Accounting for Derivative Instruments and Hedging Transactions. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the Statements of Operations and Changes in Capital and Surplus.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following table summarizes the realized and unrealized capital gains or losses, the notional amount and the fair value of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                     AS OF DECEMBER 31, 2011        YEAR ENDED DECEMBER 31, 2011
                                  ---------------------------    ------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                      NOTIONAL      ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                       AMOUNT      FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    ------------------------------------
COMPANY
National Union                    EUR   434,192    $    2,509    $         (7,961)    $         2,509
American Home                           195,790         1,690              (4,985)              1,690
C&I                                     127,264         1,148              (2,789)              1,148
Lexington Insurance Company             195,790         1,690              (4,291)              1,690
Chartis Select Insurance Company        127,264         1,148              (2,789)              1,148
                                  -------------------------------------------------------------------
        Total                     EUR 1,080,300    $    8,185    $        (22,815)    $         8,185
                                  ===================================================================

                                    AS OF DECEMBER 31, 2010         YEAR ENDED DECEMBER 31, 2010
                                  ---------------------------    -------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                     NOTIONAL       ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                      AMOUNT       FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    -------------------------------------
COMPANY
National Union                    EUR   493,005    $  (11,263)   $          2,580     $       (11,263)
American Home                           230,003        (4,250)                913              (4,250)
C&I                                     149,502        (2,762)                593              (2,762)
Lexington Insurance Company             230,003        (4,250)                913              (4,250)
Chartis Select Insurance Company        149,502        (2,762)                593              (2,762)
                                  --------------------------------------------------------------------
        Total                     EUR 1,252,015    $  (25,287)   $          5,592     $       (25,287)
                                  ====================================================================


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of collateral received as of December 31, 2011, inclusive of accrued interest, is $953,661. The aggregate fair value of securities on loan is $919,879.


NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

------------------------------------------------------------------------------------------------
                                                       2011             2010           2009
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $  14,383,093   $  13,482,501   $  13,268,600

Incurred losses and LAE related to:

 Current accident year                                4,293,428       4,074,495       4,528,746

 Prior accident years                                   250,641       1,904,603         939,381
------------------------------------------------------------------------------------------------

  TOTAL INCURRED LOSSES AND LAE                       4,544,069       5,979,098       5,468,127
------------------------------------------------------------------------------------------------

Paid losses and LAE related to:

 Current accident year                               (1,368,553)     (1,206,965)     (1,426,132)

 Prior accident years                                (5,092,095)     (3,871,541)     (3,828,094)
------------------------------------------------------------------------------------------------

  TOTAL PAID LOSSES AND LAE                          (6,460,648)     (5,078,506)     (5,254,226)
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $  12,466,514   $  14,383,093   $  13,482,501
================================================================================================


During 2011, the Company ceded $1,876,693 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $250,641, including accretion of loss reserve discount, of $37,629. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $168,280 were also included in the Company's incurred losses and LAE. As

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $44,666 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,506,600 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprise approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,180,170, offset by an increase of $794,667 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of the discount. Favorable development in Directors & Officers liability and other classes of business offset adverse development in the Company's Excess Casualty business. The adverse development in Excess Casualty was primarily related to accident years 2003 and prior.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $72,420 and $74,788, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,259, $169,676 and $166,812, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $50,400, respectively, of salvage from a related party, as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,970,806, $4,364,556 and $5,336,235, respectively (exclusive of inter-company pooling).

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's  environmental exposure arises from the sale of general liability,
product  liability  or  commercial  multi  peril  liability  insurance,   or  by
assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The  Company's  asbestos  and  environmental   related  loss  and  LAE  reserves
(including case & IBNR reserves) for the year ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
--------------------------------------------------------------------------------- ---------------------------------------
Direct :

Loss and LAE reserves, beginning of year   $ 1,536,426  $   890,649  $   905,283   $    67,916  $    88,550  $   105,450

 Incurred losses and LAE                       (56,328)     818,692      175,575         8,700        5,138       (3,738)

 Calendar year paid losses and LAE            (129,292)    (172,915)    (190,209)      (20,768)     (25,772)     (13,162)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $ 1,350,806  $ 1,536,426  $   890,649   $    55,848  $    67,916  $    88,550
================================================================================= =======================================

Assumed:

Loss and LAE reserves, beginning of year   $   154,386  $    85,957  $    86,374   $     5,476  $     5,744  $     5,077

 Incurred losses and LAE                        26,780       87,026       (1,517)        1,379        1,066          856

 Calendar year paid losses and LAE             (19,442)     (18,597)       1,100        (1,227)      (1,334)        (189)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $   161,724  $   154,386  $    85,957   $     5,628  $     5,476  $     5,744
================================================================================= =======================================

Net of reinsurance:

Loss and LAE reserves, beginning of year   $   733,373  $   393,257  $   414,790   $    41,696  $    48,761  $    57,647

 Incurred losses and LAE                        46,614      422,050       54,172         8,388        6,963        1,800

 Calendar year paid losses and LAE            (779,987)     (81,934)     (75,705)      (11,497)     (14,028)     (10,686)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $         -  $   733,373  $   393,257   $    38,587  $    41,696  $    48,761
================================================================================= =======================================


The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
---------------------------------------------------------------------------------  --------------------------------------
Direct basis                               $   860,891  $ 1,127,844  $   503,724   $     8,937  $    17,850  $    29,091
Assumed reinsurance basis                      101,277      118,402       41,926           410          394          520
Net of ceded reinsurance basis                       -      552,119      221,716         4,491        8,548       14,070


The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
-------------------------------------------------------------------------------------------------------------------------
Direct basis                               $    98,454  $   125,316  $    55,969   $     3,830  $     7,650  $    12,468
Assumed reinsurance basis                        9,322        7,659        7,009            91           87          164
Net of ceded reinsurance basis                       -       55,849       26,985         3,588        3,582        5,971


Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


adequate as they are based on known facts and current law. The Company continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.


Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the NY DFS, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $82,034 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverables. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $1,071,268 at December 31, 2011. This

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


was considered a non cash transaction in the statement of cash flow.

The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below.


----------------------------------------------------------------------------------------

                                          ASBESTOS LOSS  EXCESS WORKERS'
COMPANY                                      TRANSFER      COMPENSATION       TOTAL
----------------------------------------------------------------------------------------

ADMITTED POOL COMPANIES:
    National Union                        $     827,363  $       927,266  $   1,754,629
    American Home                               783,818        1,092,875      1,876,693
    C&I                                         239,500          333,934        573,434
    Chartis PC                                  108,863          122,009        230,872
    New Hampshire                               108,863          122,009        230,872
    ISOP                                        108,863          122,009        230,872
                                         -----------------------------------------------
TOTAL ADMITTED POOL COMPANIES             $   2,177,270  $     2,720,102  $   4,897,372
                                         ===============================================

SURPLUS LINES POOL COMPANIES:
    Lexington Insurance Company           $     261,997  $             -  $     261,997
    Chartis Select Insurance Company             67,370                -         67,370
    Chartis Specialty Insurance Company          37,428                -         37,428
    Landmark Insurance Company                    7,486                -          7,486
                                         -----------------------------------------------
TOTAL SURPLUS LINES POOL COMPANIES        $     374,281  $             -  $     374,281
                                         ===============================================

CHARTIS INTERNATIONAL
    Chartis Overseas Ltd.                 $     212,400  $             -  $     212,400
    Other                                        26,400                -         26,400
                                         -----------------------------------------------
TOTAL CHARTIS INTERNATIONAL               $     238,800  $             -  $     238,800
                                         ===============================================
                                         -----------------------------------------------
GRAND TOTAL                               $   2,790,351  $     2,720,102  $   5,510,453
                                         ===============================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

A.    ADMITTED POOLING AGREEMENT

      The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of the Company) to National Union (the lead pooling participant). In turn, each pooling participant receives from National Union their percentage share of the pooled business.

      The Company's share of the pool is 36.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

      A list of all pooling participants and their respective participation percentages is set forth in Note 1.

B.    CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

      AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements with the NY DFS that have been prepared in accordance with NY SAP.

      At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks and business underwritten by the Company's Japan branch which is not subject to the Admitted Pooling Agreement nor the Association). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

      --------------------------------------------------------- -------------- -------------------
                                                                  INITIAL         PARTICIPATION
                                                    NAIC CO.   PARTICIPATION   PERCENT SPECIFIC TO
      MEMBER COMPANY                                  CODE       PERCENT            JAPAN RISK
      --------------------------------------------------------------------------------------------

      Chartis Overseas Limited                           -         67.0%               85.0%
      Admitted Pool member companies, as follows:        -         33.0%               15.0%
        New Hampshire                                 23841        12.0%               10.0%
        National Union                                19445        11.0%                5.0%
        The Company                                   19380        10.0%                0.0%

      ============================================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:


      --------------------------------------------------------------------------
      AS OF DECEMBER 31,                                   2011        2010
      --------------------------------------------------------------------------

      Assumed reinsurance premiums receivable          $   119,334  $    75,852
      Funds held by ceding reinsurers                       41,702       12,478
      Reinsurance recoverable                               34,065       42,074
      Equities in underwriting pools and associations      266,934      544,719
      --------------------------------------------------------------------------
      TOTAL ASSETS                                     $   462,035  $   675,123
      --------------------------------------------------------------------------

      Loss and LAE reserves                            $   524,705  $   564,889
      Unearned premium reserves                            206,983      233,080
      Funds held                                            10,157       13,038
      Ceded balances payable                                48,337       61,292
      Assumed reinsurance payable                           53,519       44,085
      --------------------------------------------------------------------------
      TOTAL LIABILITIES                                $   843,701  $   916,384
      --------------------------------------------------------------------------

      TOTAL SURPLUS                                    $  (381,666) $  (241,261)
      ==========================================================================

      As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively of this total SCA asset.

      The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011, the Company's interest in the Association's SCA entities was $285,254 and has been reported as a component of Equities in Underwriting Pools and Associations.

      As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of the Company's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

      On January 1, 2011, the Company transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. The Company also transferred the in force business of its Australia
      and  New  Zealand   branches  to  new  legal  entities

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, the Company also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

      On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

      During  2011,  the  largest   restructuring   were  completed  at  Chartis
      Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

      Effective December 1, 2010, the in force business of the Hong Kong branches of National Union, the Company and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of the New York and Pennsylvania Insurance Departments.

      The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and Pennsylvania Insurance Department to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.


C.    GUARANTEE ARRANGEMENTS

      The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 11.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


D.    INVESTMENTS IN AFFILIATES

      As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2011          2011              2011
      ----------------------------------------------------------------------------------------------------------
      AIU Brasil Affiliate                                100.0%   $       408  $           476  $       (1,771)
      Chartis Non Life Holding Company (Japan), Inc.        0.0%            -                -         (289,975)
      AIG Mexico Industrial, L.L.C.  (a)                    0.0%            -                -          (10,954)
      American International Realty Corporation            31.5%        14,198           35,962          (6,385)
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,362             227
      Eastgreen, Inc.                                      13.8%        20,977           18,222           8,157
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $    40,792  $        57,022  $     (300,701)
      ==========================================================================================================

      (a)   The Company's interest was sold on July 29, 2011.

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2010          2010              2010
      ----------------------------------------------------------------------------------------------------------
      Chartis Non Life Holding Company (Japan), Inc.(c)   100.0%   $   300,384  $       289,975  $      210,017
      AIU Brasil Affiliate                                100.0%           408            2,247             155
      AIG Mexico Industrial, L.L.C.                        49.0%         6,981           10,954             567
      American International Realty Corporation            31.5%        14,169           42,347          21,723
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,135             (58)
      Eastgreen, Inc.                                      13.4%        12,804           10,065             138
      Fuji Fire and Marine Insurance Company  (c)           2.8%            -                -          (12,180)
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $   339,955  $       357,723  $      220,362
      ==========================================================================================================

      (c) The Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan), Inc.

      On August 4, 2011, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an
      intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. The Company realized a capital gain of $133,220 and incurred a tax expense of $46,627 on this transaction. The tax liability was relieved through a deemed capital contribution.

      In 2010, the Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan) Inc.

      Investments in affiliates are included in common stocks based on the net worth of the entity except for publicly

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      traded affiliates which are based on quoted fair values, less a discount as prescribed by NAIC SAP (see Note 1).

      The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $566,665 and $802,931, respectively.


E.    RESTRUCTURING

      DOMESTIC OPERATIONS

      As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multi-year reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

      Effective  October  7, 2010,  National  Union  Fire  Insurance  Company of
      Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into National Union. National Union is the surviving company and has assumed all of the existing obligations of the merged companies. The mergers were recorded as of October 1, 2010 with the approval of the Pennsylvania Insurance Department. As a result of the merger, National Union's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to National Union's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance $1,308. This item is presented as Other Surplus Adjustments in National Union's Statement of Operations and Changes in Capital and Surplus. The other members of the Admitted Pool settled with National Union and recorded their proportionate share in accordance with the pooling agreement. With the approval of National Union's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger. The transaction was accounted for as a statutory merger. National Union did not issue any new shares of stock as a result of the merger.

      On June 10, 2009, the Company sold 12,826 shares of Transatlantic Holdings, Inc. (TRH) for $470,341 and recorded a realized gain of $450,511. As of December 31, 2009, the Company continued to own 9,193 common shares of TRH, representing approximately 13.9 percent of TRH's common shares issued, which were sold in March 2010. The Company had previously owned 33.2 percent of TRH. In addition, the Company recorded a capital contribution of $75,923 pursuant to the terms of a make whole agreement between the Company and AIG, whereby AIG agreed to contribute capital to the Company in an amount equal to the difference between the statutory carrying value of TRH and the consideration received by the Company for the sale of its shares. The Company also received a deemed contribution of approximately $157,679 pursuant to the Tax Sharing Agreement (Agreement) in connection with this sale. The Agreement provides that AIG will reimburse the Company for any current tax liabilities arising from the sale of an operating subsidiary during the term of the Credit Facility, except amounts required to be remitted as Net Cash Proceeds, as defined in the Credit Facility. The Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      has been reported at fair value in accordance with SSAP No. 30, Investments in Common Stock. During 2010, the Company sold all but one hundred of the remaining shares of TRH and realized a profit of $463,417.

      Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by National Union at their stated pool percentages.

      In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

            1. The quota share reinsurance agreement between National Union and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to National Union was commuted as of June 30, 2009.

            2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to National Union under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

      Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $293.3 million.

      The Chartis U.S., Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $79.7 million and a capital contribution of $27.9 million.

      Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIG Hawaii Insurance Company, Inc., the Company received $182.6 million of the $1.7 billion of proceeds

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $14.5 million.

FOREIGN OPERATIONS

Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of National Union, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, National Union sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586,800. Additionally, on the same date, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions.


F. OTHER RELATED PARTY TRANSACTIONS

The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends.

                                                                               ASSETS RECEIVED BY           ASSETS TRANSFERRED BY
                                                                                   THE COMPANY                    THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
   DATE OF                                                                      STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION      NAME OF AFFILIATE                VALUE    DESCRIPTION  STATEMENT VALUE  DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------
  03/28/11     Purchase of securities      AIG Inc. Matched Investment Program  $ 587,841  Securities      $   587,841      Cash


  08/18/11     Purchase of securities            Chartis Select                   179,406  Securities          179,406      Cash

  08/18/11     Purchase of securities               Lexington                     747,122  Securities          747,122      Cash

  08/18/11       Sale of securities              Chartis Select                   210,304    Cash              200,294   Securities

  08/18/11       Sale of securities                 Lexington                     854,193    Cash              814,422   Securities

  03/01/11            Dividend                 Chartis U.S., Inc.                       -       -               11,448     In kind

  06/29/11            Dividend                 Chartis U.S., Inc.                       -       -               110,000      Cash

  11/01/11            Dividend                 Chartis U.S., Inc.                       -       -               16,010     In kind

  03/31/11     Return of capital (a)           Chartis U.S., Inc.                       -       -            1,020,000      Cash

  09/19/11       Return of capital             Chartis U.S., Inc.                       -       -              400,000      Cash

  06/30/11     Capital contributions           Chartis U.S., Inc.                   5,623     Cash                   -        -

   Various      Capital contributions (b)      Chartis U.S., Inc.                  57,153    In kind                 -        -

   Various      Capital contribution           Chartis U.S., Inc.                   4,605    In kind                 -        -
------------------------------------------------------------------------------------------------------------------------------------
(a) Refer immediately below this table for Eaglestone Reinsurance Company capitalization  Chartis Select: Chartis Select Insurance
                                                                                          Company
(b) Capital contributions in lieu of Tax Sharing Agreement                                Lexington: Lexington Insurance Company
------------------------------------------------------------------------------------------------------------------------------------


Funding of Eaglestone Capitalization

On March 31, 2011, National Union, the Company, and New Hampshire (Funding Participants), with the approval of the NY DFS and the Pennsylvania Insurance Department (PA DOI), returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000,

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


$1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27, 2011. On that same date, Chartis U.S., Inc. contributed $620,000 to National Union, $130,000 to New Hampshire, and $100,000 to Chartis PC.

                                                                 ASSETS RECEIVED BY     ASSETS TRANSFERRED BY
                                                                    THE COMPANY             THE COMPANY
-------------------------------------------------------------------------------------------------------------
   DATE OF                                                      STATEMENT              STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION  NAME OF AFFILIATE     VALUE    DESCRIPTION  VALUE     DESCRIPTION
-------------------------------------------------------------------------------------------------------------
  02/12/10               Dividend           Chartis U.S., Inc. $         -     -       $ 300,000     Cash

  04/08/10               Dividend           Chartis U.S., Inc.           -     -           1,343     Cash

  Various       Capital contribution (a)    Chartis U.S., Inc.       5,322  In kind            -       -

  03/31/10         Capital contribution     Chartis U.S., Inc.       4,829  In kind            -       -
                  Capital contribution(b)
  12/31/10                                  Chartis U.S., Inc.   1,937,124 Receivable          -       -

  06/24/10          Sale of securities       National Union        708,005   Cash        708,005  Securities

(a)  Capital contributions in lieu of Tax Sharing agreement

(b)  Capital contribution was received on February 25, 2011


In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011, 2010 and 2009 between the Company and affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011, 2010 and 2009:

FOR THE YEARS ENDED DECEMBER 31,        2011         2010      2009
----------------------------------------------------------------------
Chartis Global Claims Services, Inc. $    250,065  $ 245,427 $ 255,941

Chartis Global Services, Inc.             272,803          -         -
----------------------------------------------------------------------
 TOTAL                               $    522,868  $ 245,427 $ 255,941
======================================================================

Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG Managed Money Market Fund of $376,438 and $1,881,287, respectively.

Federal and foreign income taxes payable to the Ultimate Parent as of December 31, 2011 and 2010 amounted to $23,930 and $60,666, respectively.

At December 31, 2011 and 2010, the amount due from/(to) National Union, as the lead company of the intercompany

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


pool, was $3,447 and $(121,756), respectively.

As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions):

-------------------------------------------------------------------------------
AS OF DECEMBER 31,                                        2011          2010
-------------------------------------------------------------------------------
Balances with admitted pool companies                  $     6,325  $    31,954

Balances less than 0.5% of admitted assets                   7,005       23,175

Capital contributions receivable from Chartis U.S. Inc.          -    1,937,124
-------------------------------------------------------------------------------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES    $    13,330  $ 1,992,253
===============================================================================

Balances with admitted pool companies                  $       145  $   122,198

Balances less than 0.5% of admitted assets                  46,282       82,128
-------------------------------------------------------------------------------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES         $    46,427  $   204,326
===============================================================================

On February 23, 2011, NY SAP approved the Company's request to receive a capital contribution of $1,937,124 in cash from its parent Chartis U.S., Inc. and to reflect such contribution in its December 31, 2010 annual statement. The capital contribution was received by the Company on February 25, 2011 and reported as Receivable from Affiliate at December 31, 2010.

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G.   EVENTS OCCURRING AT THE AIG LEVEL

In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


Asset Relief Program (TARP).

On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,               2011                         2010                         2009
-------------------------------------------------------------------------------------------------------------------
                                       WRITTEN       EARNED      WRITTEN       EARNED       WRITTEN      EARNED
-------------------------------------------------------------- ------------------------- --------------------------
Direct premiums                      $  1,327,507  $ 1,425,212 $  1,471,932  $ 1,494,653 $   2,181,231 $  2,429,839

Reinsurance premiums assumed:

 Affiliates                             6,868,230    7,283,623    6,775,226    7,113,494     7,553,633    8,250,685

 Non-affiliates                           102,880       74,710       64,497       37,427        51,887       46,888
-------------------------------------------------------------- ------------------------- --------------------------
    GROSS PREMIUMS                      8,298,617    8,783,545    8,311,655    8,645,574     9,786,751   10,727,412
-------------------------------------------------------------- ------------------------- --------------------------
Reinsurance premiums ceded:

 Affiliates                             1,403,977    1,497,360    1,574,099    1,537,046     2,624,677    3,172,378

 Non-affiliates                         1,585,708    1,604,027    1,542,184    1,459,764     1,099,681    1,200,489
-------------------------------------------------------------- ------------------------- --------------------------
    NET PREMIUMS                     $  5,308,932  $ 5,682,158 $  5,195,372  $ 5,648,764 $   6,062,393 $  6,354,545
============================================================== ========================= ==========================

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:



                                         ASSUMED REINSURANCE       CEDED REINSURANCE                 NET
-------------------------------------------------------------- ------------------------- --------------------------
                                       UNEARNED                  UNEARNED                  UNEARNED
                                       PREMIUM      COMMISSION   PREMIUM     COMMISSION     PREMIUM     COMMISSION
                                       RESERVES      EQUITY      RESERVES      EQUITY      RESERVES       EQUITY
-------------------------------------------------------------- ------------------------- --------------------------
DECEMBER 31, 2011

 Affiliates                          $  3,342,813  $   394,470 $    830,856  $   138,051 $   2,511,957 $   256,419

 Non-affiliates                            65,890        7,775      444,215       73,807      (378,325)     (66,032)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,408,703  $   402,245 $  1,275,071  $   211,858 $   2,133,632   $  190,387
============================================================== ========================= ==========================

DECEMBER 31, 2010

 Affiliates                          $  3,758,923  $   421,024 $    924,159  $   129,587 $   2,834,764 $    291,437

 Non-affiliates                            37,720        4,225      462,613       64,868      (424,893)     (60,643)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,796,643  $   425,249 $  1,386,772  $   194,455 $   2,409,871 $  230,794
============================================================== ========================= ==========================

                                       53

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As of December 31, 2011 and 2010 and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

-----------------------------------------------------------------
                           UNEARNED  PAID LOSSES   RESERVES FOR
                            PREMIUM      AND        LOSSES AND
                           RESERVES      LAE          LAE
-----------------------------------------------------------------
December 31, 2011

 Affiliates             $   830,856  $  124,663   $  10,409,887
 Non-affiliates             444,215     272,636       2,977,082
-----------------------------------------------------------------
 TOTAL                  $ 1,275,071  $  397,299   $  13,386,969
=================================================================
December 31, 2010
 Affiliates             $   924,159  $  131,717   $  10,701,691
 Non-affiliates             462,613     301,588       3,194,427
-----------------------------------------------------------------
 TOTAL                  $ 1,386,772  $  433,305   $  13,896,118
=================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

------------------------------------------------------------------------
                                                   NAIC CO.
REINSURER                                           CODE        2011
------------------------------------------------------------------------
Affiliates:
 Chartis U.S., Inc. Admitted Pool                     -     $ 8,527,665
 Eaglestone Reinsurance Company                     10651       722,458
 Chartis Overseas Ltd.                                -         548,081
 AIU Insurance Company                              19399       142,755
 American International Reinsurance Co. Ltd           -          53,151
 Lexington Insurance Company                        19437        28,535
 United Guaranty Insurance Company                  11715        23,187
 Chartis Europe S.A.                                  -           6,375
 Chartis Insurance UK Ltd                             -           5,725
 Chartis Specialty Insurance Company                26883         4,901
 Landmark Insurance Company                         35637         2,696
 US Life Ins Co of NY (F/ Amer Int Life Ass NY)     70106         2,434
 Chartis Insurance Company Of Canada                  -           1,750
 Chartis Select Insurance Company                   10932         1,718
 Other affiliates below $1.0 million                  -           4,469
------------------------------------------------------------------------
  TOTAL AFFILIATES                                           10,075,900
------------------------------------------------------------------------

Non-Affiliates:
 Swiss Re Group                                       -         232,415
 Lloyds Syndicates                                    -         223,289
 Transatlantic Group                                  -         216,955
 Munich Re Group                                      -         174,362
------------------------------------------------------------------------
  TOTAL  NON-AFFILIATES                                         847,021
------------------------------------------------------------------------
 Total affiliates and non-affiliates                        $ 10,922,921
========================================================================

During 2011, 2010 and 2009, the Company reported in its Statements of Operations statutory losses of $2,152, $135,317 and $10,863, respectively, as a result of commutations with the following reinsurers. The 2011 loss was comprised of losses incurred of $2,146 and premiums earned of $(6); the 2010 loss was comprised of losses incurred of $135,412, commissions incurred of $(98) and premiums earned of $(3); the 2009 losses were from losses incurred.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------
COMPANY                                    2011        2010       2009
--------------------------------------------------------------------------

Argonaut Midwest Insurance Company        $   1,882  $       -   $     -
American International Reinsurance
Company, Ltd. (a)                                -      131,629    10,284
Continental Casualty Company                     -        1,270        -
Reliastar Life Insurance Company                 -        1,296        -
Other reinsurers below $1 million               270       1,122       579
--------------------------------------------------------------------------
TOTAL                                     $   2,152  $  135,317  $ 10,863
==========================================================================

(a) Effective April 1, 2010, National Union commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and Pennsylvania Insurance Department. The Company recorded its share of these transactions based upon its stated pool percentage as follows:

                                       COMPANY'S POOLED
                           TOTAL          ALLOCATION
                         -----------   -----------------
Liabilities:
 Outstanding losses      $ 2,576,715   $        927,617
                         ============  =================
P&L:
 Paid losses                 365,636            131,629
                         ============  =================
 Net cash                $ 2,211,079   $        795,988
                         ============  =================


As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $102,721 and $115,859, respectively.

During 2011, 2010 and 2009, the Company recovered/(wrote off) reinsurance recoverable balances of $14,092, $(1,224) and $8,952, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

-------------------------------------------------------------------------------
                   2011                    AFFILIATE   NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection           $ 165,233   $ 36,933      $ 202,166

Reinsurance payable on paid loss
and loss adjustment expenses                  71,426     11,807         83,233

-------------------------------------------------------------------------------
                   2010                    AFFILIATE  NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection
                                           $ 146,906   $ 11,982      $ 158,888
Reinsurance payable on paid loss
and loss adjustment expenses                 150,327      4,755        155,082

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, relate to reinsurance agreements with the following:

                                                       2011                          2010
-------------------------------------------------------------------------------------------------------------------

                                          PREMIUMS IN   REINSURANCE PAYABLE     PREMIUMS IN    REINSURANCE PAYABLE
                                           COURSE OF   ON PAID LOSS AND LOSS     IN COURSE   ON PAID LOSS AND LOSS
                                          COLLECTION     ADJUSTMENT EXPENSES     COLLECTION    ADJUSTMENT EXPENSES
-------------------------------------------------------------------------------------------------------------------
Chartis Overseas Ltd.                     $    42,610  $              13,061    $    14,735  $              20,053
Chartis Excess Ltd.                             8,210                     36              -                      -
Lexington Insurance Co.                         7,986                 10,262         16,421                 17,730
Chartis Europe SA                               7,984                  9,237          7,544                 11,977
Chartis Insurance Company of Canada             7,179                  6,348              -                      -
Chartis Insurance UK Ltd.                       6,947                  6,679         11,225                  4,051
CA De Seguros American Intl                     5,270                  1,337              -                      -
La Meridional Compania Argentina
de Seguros S.A.                                 3,757                  1,210              -                      -
Chartis Specialty Insurance. Co.                3,195                  1,321            388                    597
National Union Ins. Co. of Vermont              2,225                  9,024             47                 15,310
Chartis Insurance Company - Puerto Rico         1,473                  1,269         10,632                    310
United Guaranty Residential Ins. Co.              461                (50,400)           245                 20,558
Chartis Australia Insurance Ltd.                    -                  4,945              -                      -
AIU Insurance Co.                              (2,539)                (3,624)        (8,361)                (8,316)

Effective January 1, 2010, Chartis Specialty Insurance Company (Chartis Specialty) commuted its quota share and stop loss reinsurance agreements with National Union. In accordance with the commutation agreement, National Union transferred cash and securities totaling $4,041,671 to Chartis Specialty. This amount was net of a ceding commission

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

                                                     COMPANY'S POOLED
                                   TOTAL               ALLOCATION
                                 ------------        -----------------
Liabilities:

 Outstanding losses              $ 3,278,251         $     1,180,170

 Unearned premium reserves           933,787                  336,163

 Other                                49,727                   17,902
                                 ------------        -----------------
                                   4,261,765                1,534,235
                                 ------------        -----------------
P&L:
 Ceding commission                   220,094                   79,234
                                 ------------        -----------------
                                 $ 4,041,671         $       1,455,001
                                 ============        =================

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2011 and 2010, the Company's deposit assets and liabilities were comprised of the following:

---------------------------------------------------------------------------
                          Deposit    Deposit     Funds Held     Funds Held
                          Assets   Liabilities    Assets      Liabilities
-----------------------------------------------  --------------------------
December 31, 2011:
 Direct                  $      -  $    97,581   $        -   $          -
 Assumed                        -           44            -              -
 Ceded                          3            -            -          4,848

----- -----------------------------------------  --------------------------
 TOTAL                   $      3  $    97,625   $        -   $      4,848
===============================================  ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
                                         DEPOSIT    DEPOSIT     FUNDS HELD    FUNDS HELD
                                         ASSETS   LIABILITIES     ASSETS     LIABILITIES
--------------------------------------------------------------  -------------------------
December 31, 2010:
 Direct                                $       -  $   100,648   $        -   $         -
 Assumed                                       -       89,243       88,515             -
 Ceded                                       686            -            -           990
--------------------------------------------------------------  -------------------------
 TOTAL                                 $     686  $   189,891   $   88,515   $       990
==============================================================  =========================

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                         DEPOSIT       DEPOSIT        DEPOSIT        DEPOSIT
                                         ASSETS      LIABILITIES       ASSETS       LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $      686    $   189,891     $    1,595    $    178,479
 Deposit activity, including loss
 recoveries                                  (683)       (90,764)        (1,622)          8,358
 Interest income or expense, net of
 amortization of margin                        -          (1,502)           713           3,054
 Non-admitted asset portion                    -              -              -              -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $        3    $    97,625     $      686    $   189,891
=================================================================    ===========================

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                       FUNDS HELD     FUNDS HELD     FUNDS HELD     FUNDS HELD
                                         ASSETS      LIABILITIES        ASSETS     LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $   88,515    $       990     $   88,515    $         -
 Contributions                                 -           4,753             -              990
 Withdrawals                              (88,515)          (895)            -               -
 Interest                                      -              -              -               -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $       -     $     4,848     $   88,515    $        990
=================================================================    ===========================

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $90,000 and related funds held assets of $88,200.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 -- Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

     - Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

     - To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 30 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

     - In accordance with N.Y. Department of Insurance Circular Letter 1979-33, Subgroup Parent or Parent shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the consolidated tax liability of the Parent group.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. Section 1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis, Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The   components   of  the   Company's   net  deferred  tax   assets/liabilities
("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                                    DECEMBER 31, 2011                         DECEMBER 31, 2010
                                        ----------------------------------------  ---------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL       ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------  ---------------------------------------

 Gross deferred tax assets               $  1,632,616  $   122,640  $  1,755,256  $  1,501,814  $   265,330  $  1,767,144
 Less statutory valuation allowance                 -            -             -       633,968      131,367       765,335
                                        ----------------------------------------  ---------------------------------------
 Adjusted gross deferred tax assets         1,632,616      122,640     1,755,256       867,846      133,963     1,001,809
 Gross deferred tax liabilities               (58,661)    (176,253)     (234,914)      (67,312)    (133,963)     (201,275)
                                        ----------------------------------------  ---------------------------------------
 Net deferred tax asset/(liabilities)       1,573,955      (53,613)    1,520,342       800,534            -       800,534
 Deferred tax assets non-admitted            (828,450)           -      (828,450)      (17,769)           -       (17,769)
                                        ----------------------------------------  ---------------------------------------
 Net admitted deferred tax assets        $    745,505  $   (53,613) $    691,892  $    782,765  $         -  $    782,765
                                        ========================================  =======================================

                                                        CHANGE
                                        ----------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------

 Gross deferred tax assets               $    130,802  $  (142,690) $    (11,888)
 Less statutory valuation allowance          (633,968)    (131,367)     (765,335)
                                        ----------------------------------------
 Adjusted gross deferred tax assets           764,770      (11,323)      753,447
 Gross deferred tax liabilities                 8,651      (42,290)     (33,639)
                                        ----------------------------------------
 Net deferred tax asset/(liabilities)         773,421      (53,613)      719,808
 Deferred tax assets non-admitted            (810,681)           -      (810,681)
                                        ----------------------------------------
 Net admitted deferred tax assets        $    (37,260)   $ (53,613) $    (90,873)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                                                              DECEMBER 31, 2011              DECEMBER 31, 2010
                                                                      ------------------------------ -------------------------------
  DESCRIPTION                                                           ORDINARY  CAPITAL    TOTAL    ORDINARY  CAPITAL    TOTAL
--------------------------------------------------------------------- ------------------------------ -------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes            $       -  $     -  $       -  $       -  $     -  $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                            450,661        -    450,661    260,922        -    260,922
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                          -        -          -          -        -          -
                                                                      ------------------------------ -------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e            $ 450,661  $     -  $ 450,661  $ 260,922  $     -  $ 260,922
                                                                      ============================== ===============================
                                                                                   CHANGE
                                                                       ------------------------------
  DESCRIPTION                                                           ORDINARY   CAPITAL   TOTAL
---------------------------------------------------------------------  ------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes             $       -  $     - $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                             189,739        -   189,739
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                           -        -         -
                                                                       ------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e             $ 189,739  $     - $ 189,739
                                                                       ==============================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                                                                       DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                            ----------------------------------- ------------------------------------
    DESCRIPTION                                              ORDINARY     CAPITAL      TOTAL     ORDINARY     CAPITAL       TOTAL
    ------------------------------------------------------  ----------------------------------- ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $        -   $        -  $         - $        -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus             241,231           -     241,231      521,844            -    521,844
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs        112,273     122,641     234,914       67,312      133,963    201,275
                                                            ----------------------------------- ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                 353,504     122,641     476,145      589,156      133,963    723,119
                                                            ----------------------------------- ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -           -            -            -          -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -           -            -            -          -
                                                            ----------------------------------- ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------

    Total DTA Admitted Under SSAP 10R                          804,165     122,641     926,806      850,077      133,963    984,040
    Total DTL                                                  (58,661)   (176,253)   (234,914)     (67,312)    (133,963)  (201,275)
                                                            ----------------------------------- ------------------------------------

    Net Admitted DTA                                         $ 745,504  $  (53,612) $  691,892   $  782,765  $         - $  782,765
                                                            =================================== ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -   5,282,793            -            -  6,376,918
                                                                                   ------------                          -----------
    Authorized control level                                         -           -   1,237,484            -            -  1,524,545
                                                                                   ------------                          -----------

                                                                          CHANGE
                                                            ------------------------------------
     DESCRIPTION                                              ORDINARY    CAPITAL     TOTAL
    ------------------------------------------------------  ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $         -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus            (280,613)          -     (280,613)
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs         44,961     (11,322)      33,639
                                                            ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                (235,652)    (11,322)    (246,974)
                                                            ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -            -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             189,739           -      189,739
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -            -
                                                            ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         189,739           -      189,739
                                                            ------------------------------------

    Total DTA Admitted Under SSAP 10R                          (45,912)    (11,322)     (57,234)
    Total DTL                                                    8,651     (42,290)     (33,639)
                                                            ------------------------------------

    Net Admitted DTA                                         $ (37,261) $  (53,612) $   (90,873)
                                                            ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -  (1,094,125)
                                                                                   -------------
    Authorized control level                                         -           -    (287,061)
                                                                                   -------------

The following table provides the Company's assets, capital and surplus, and Risk Based Capital information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                                                          DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                   ------------------------------------ ----------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL      ORDINARY   CAPITAL        TOTAL
       ------------------------------------------- ------------------------------------ ------------- --------- ----------

 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $ 294,843  $ (53,612) $    241,231   $ 521,844  $     -  $    521,844
        Admitted assets                                     -          -    23,449,611           -        -    26,155,673
        Adjusted statutory surplus                          -          -     5,216,642           -        -     6,412,177
        Total adjusted capital from DTA                     -          -     5,216,642           -        -     6,412,177

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  745,504    (53,612)      691,892     782,765        -       782,765
        Admitted assets                                     -          -    23,900,272           -        -    26,416,595
        Statutory surplus                                   -          -  $  5,667,303           -        -  $  6,673,099

                                                                  CHANGE
                                                   ------------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL
       ------------------------------------------- ------------------------------------
 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $(227,001) $ (53,612) $   (280,613)
        Admitted assets                                     -          -    (2,706,062)
        Adjusted statutory surplus                          -          -    (1,195,535)
        Total adjusted capital from DTA                     -          -    (1,195,535)

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  (37,261)   (53,612)      (90,873)
        Admitted assets                                     -          -    (2,516,323)
        Statutory surplus                                   -          -  $ (1,005,796)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies increased ordinary adjusted gross DTAs by $1,312,815 and net admitted DTAs by $64,523. Tax planning strategies had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were non-admitted.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

 For the years ended December 31,                 2011         2010         2009
------------------------------------------------------------------------------------

  Federal income tax                           $  (95,734) $  (142,812) $  (215,953)
  Foreign income tax                               (8,461)      (5,462)      37,836
                                              --------------------------------------
        Subtotal                                 (104,195)    (148,274)    (178,117)
  Federal income tax on net capital gains           90,032     169,323       57,389
  Other - including return to provision                -         6,354       55,810
                                              --------------------------------------
  Federal and foreign income taxes incurred    $  (14,163) $    27,403  $   (64,918)
                                              =====================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

Deferred tax assets:

     Ordinary                                                   2011           2010         CHANGE
                                                            -----------------------------------------

            Loss reserve discount                            $   416,180   $   488,039   $   (71,859)
            Non-admitted assets                                  126,696       146,586       (19,890)
            Unearned premium reserve                             200,003       224,940       (24,937)
            Goodwill & deferred revenue                           29,941        29,941             -
            Bad debt expense                                      74,123        88,502       (14,379)
            Net operating loss carryforward                      461,242       376,835        84,407
            Foreign tax credits                                   69,946        99,895       (29,949)
            Deferred tax of foreign entities                      43,675        38,621         5,054
            Investments                                          118,681          -          118,681
            Deferred loss on branch conversion                     9,555          -            9,555
            Intangibles                                           22,280          -           22,280
            Other temporary difference                            60,293         8,455        51,838
                                                            -----------------------------------------
                                                 Subtotal      1,632,615     1,501,814       130,801

      Statutory valuation allowance adjustment                       -        (633,968)      633,968
      Non-admitted                                              (828,450)      (17,769)     (810,681)
                                                            -----------------------------------------

      Admitted ordinary deferred tax assets                      804,165       850,077       (45,912)
                                                            -----------------------------------------

      Capital


            Investments writedown                                110,936       149,630       (38,694)
            Unrealized capital losses                             11,335        87,003       (75,668)
            Deferred intercompany loss                                 -        28,697       (28,697)
            Other temporary difference                               370             -           370
                                                            ------------- ------------- ---------------
                                                 Subtotal        122,641       265,330      (142,689)

      Statutory valuation allowance adjustment                         -      (131,367)      131,367
      Non-admitted                                                     -             -             -
                                                            -----------------------------------------

      Admitted capital deferred tax assets                       122,641       133,963       (11,322)
                                                            -----------------------------------------

                                                            -----------------------------------------
      TOTAL ADMITTED DEFERRED TAX ASSETS                     $   926,806   $   984,040   $   (57,234)
                                                            =========================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Deferred tax liabilities:

     Ordinary                                                                           2011          2010        CHANGE
                                                                                   ----------------------------------------

            Investments                                                             $   (46,868)  $   (17,160)  $  (29,708)
            Other (including items <5% of total ordinary tax liabilities)               (11,793)      (50,152)      38,359
                                                                                   ----------------------------------------
                                                                        Subtotal        (58,661)      (67,312)       8,651


     Capital

            Investments                                                                 (19,064)            -      (19,064)
            Unrealized capital gains                                                   (157,189)     (133,963)     (23,226)
                                                                                   ----------------------------------------
                                                                        Subtotal       (176,253)     (133,963)     (42,290)

                                                                                   ----------------------------------------
 TOTAL DEFERRED TAX LIABILITIES                                                     $  (234,914)  $  (201,275)  $  (33,639)
                                                                                   ----------------------------------------


 NET ADMITTED DEFERRED TAX ASSETS/(LIABILITIES):                                    $   691,892   $   782,765   $  (90,873)
                                                                                   ========================================

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-Admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

Description                                                       2011         2010       CHANGE
                                                             --------------------------------------

 Adjusted gross deferred tax assets                           $ 1,755,256  $ 1,001,809  $  753,447
 Total deferred tax liabilities                                  (234,914)    (201,275)    (33,639)
                                                             --------------------------------------
 Net deferred tax assets                                        1,520,342      800,534     719,808
 Deferred tax assets/(liabilities) - SSAP 3                                                     -
 Deferred tax assets/(liabilities) - unrealized                                              3,008
 Deferred tax - noncash settlement through paid-in-capital                                  57,153

                                                                                       ------------
 Total change in deferred tax                                                              659,647
                                                                                       ============

 Change in deferred tax - current year                                                     643,845
 Change in deferred tax - current year - other surplus items                                15,802
                                                                                       ------------
 Change in deferred tax - current year - total                                             659,647
                                                                                       ============

                                                                CURRENT      DEFERRED      TOTAL
                                                             --------------------------------------
 SSAP 3 impact:
       SSAP 3 - general items                                     (20,102)      90,565      70,463
       SSAP 3 - unrealized gain/loss                                   -      (101,902)   (101,902)
                                                             --------------------------------------
       Total SSAP 3                                               (20,102)     (11,337)    (31,439)
       SSAP 3 - statutory valuation allowance                          -        11,337      11,337
                                                             --------------------------------------
       SSAP 3 - adjusted tax assets and liabilities               (20,102)          -     (20,102)
       SSAP 3 - non-admitted impact                                22,382           -       22,382
                                                             --------------------------------------
 Total SSAP 3 impact                                          $     2,280           -   $    2,280
                                                             ======================================

STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification
(ASC) 740, Income Taxes. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of tax assets of $1,755,256. Management believes that it is more likely than not that these assets will be realized in the forseeable future therefore the Company has not recorded a valuation allowance against its deferred tax asset. This assessment is based on the Company's expectation based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

     -    the  nature,   frequency,  and  severity  of  current  and  cumulative
          financial reporting losses;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     - transactions completed and transactions expected to be completed in the near future;

     - the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

     - the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and

     - tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Despite the existence of cumulative losses in recent years, including losses related to adverse development in 2009, 2010 and 2011, the Company has been able to implement tax planning strategies to protect against the loss of deferred tax assets, and the Company has concluded that it is more likely than not that its net deferred tax assets will be realized at December 31, 2011.

In concluding that a portion of the statutory gross deferred tax assets are realizable under the U.S. GAAP valuation allowance model, the Company considered both the positive and negative evidence regarding its ability to generate sufficient taxable income to realize the reported adjusted deferred tax assets.

Negative evidence included (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,006,000 and $1,506,600, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's ability to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies included: (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,755,256 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Based upon the Company's tax sharing agreements discussed at Note 8, no carryback potential exists and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $691,892 of adjusted gross deferred tax assets were admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                       2011                    2010                     2009
                                               ---------------------  ------------------------  ------------------------
 Description                                     AMOUNT   TAX EFFECT    AMOUNT    TAX EFFECT     AMOUNT      TAX EFFECT
---------------------------------------------  ---------------------  ------------------------  ------------------------
 Net income before federal income taxes and
 capital gains taxes                           $ 480,413  $ 168,145   $ (749,113) $  (262,190) $  184,874  $     64,706
 Book to tax adjustments:
   Tax exempt income                            (304,201)  (106,470)    (420,450)    (147,157)   (456,093)     (159,633)
   Intercompany dividends                         (6,294)    (2,203)           -            -     (94,815)      (33,185)
   Dividend received deduction                      (451)      (158)      (8,767)      (3,069)    (18,128)       (6,345)
   Subpart F income, gross-up & foreign
   tax credits                                    14,771     (3,291)     (36,387)     (13,104)          -             -
   Meals and entertainment                             -          -          567          199         862           302
   Stock options and other compensation           27,409      9,593        4,644        1,625           -             -
   Non-deductible penalties                        1,442        505            -            -           -             -
   Change in non-admitted assets                  84,424     29,549      162,087       56,731    (102,726)      (35,954)
   Change in tax position                              -     (5,702)           -       11,310           -        59,878
   Statutory valuation allowance               (753,998)   (753,998)     765,335      765,335           -             -
   Sale of divested entities                           -          -            -            -     (70,576)      (24,702)
   Return to provision                                 -    (5,690)            -       19,394           -        11,457
   Branch incorporation & conversion (Hong
  Kong/Singapore/Australia)                         (536)      (188)           -            -           -             -
   Non-deductible expenses                        34,253     11,989            -            -           -         1,399
   Other                                            (252)       (89)           -       (5,297)     (4,392)       (2,195)
------------------------------------------------------------------------------------------------------------------------
          Total book to tax adjustments         (903,433)  (826,153)     467,029      685,967    (745,868)     (188,978)
------------------------------------------------------------------------------------------------------------------------
 Total federal taxable income and tax          $(423,020) $(658,008)  $ (282,084) $   423,777  $ (560,994)    $(124,272)
========================================================================================================================

 Federal income tax incurred                               (104,195)                 (141,920)                 (122,307)
 Federal income tax on realized capital gains                90,032                   169,323                    57,389
 Change in deferred tax                                    (659,647)                  396,374                   (59,354)
 Less: Change in deferred tax - other
  surplus items                                              15,802                         -                         -
                                                          ---------               -----------              -------------
 Total tax                                                $(658,008)              $   423,777              $   (124,272)
                                                          =========               ===========              =============

As of December 31, 2011, the Company had $69,946 foreign tax credits carry forwards expiring through the year 2021, and $1,317,835 of net operating loss carry forwards expiring through the year 2031 that are available to offset against future taxable income. The Company has no capital loss carry forwards remaining as of December 31, 2011 and no other unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $17,411.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

 At December 31, 2011

 MAJOR TAX JURISDICTIONS          OPEN TAX YEARS
--------------------------------------------------
 UNITED STATES                     2000 - 2010


NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A.   PENSION PLAN


     Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

     The Company is jointly and severally responsible with AIG and other participating companies for funding

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

      Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

      Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

      The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, Accounting for Pensions (SSAP 89).

     -----------------------------------------------------------------------
     AS OF DECEMBER 31,                         2011            2010
     -----------------------------------------------------------------------
     Fair value of plan assets              $   3,432,515   $   3,424,553
     Less projected benefit obligation          4,219,931       3,574,840
     -----------------------------------------------------------------------
     Funded status                          $    (787,416)  $    (150,287)
     =======================================================================


      The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     ---------------------------------------------------------------------------------------------------------
     AS OF DECEMBER 31,                                2011                  2010                 2009
     ---------------------------------------------------------------------------------------------------------
      Discount rate                                     4.62%                5.50%                 6.00%
      Rate of compensation increase (average)           4.00%                4.00%                 4.00%
      Measurement date                           December 31, 2011    December 31, 2010     December 31, 2009
      Medical cost trend rate                            N/A                  N/A                   N/A
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

      In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $7,922 and $11,968 for 2011 and 2010, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B.   POSTRETIREMENT BENEFIT PLANS

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

     Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, Postretirement Benefits Other Than Pensions (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $589 and $112 for the years ended December 31, 2011 and 2010, respectively.

     Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

     As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C.   STOCK OPTION AND DEFERRED COMPENSATION PLANS

     Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG
     1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,034 and $14,408, respectively, related to stock options and restricted stock units granted under these plans.

     In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $4,986 and $9,861, respectively, for expenses incurred under this plan.

     In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the AIG Incentive Savings
     Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $4,957 and $7,156 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS


A.   CAPITAL AND SURPLUS

     The Company returned $1,420,000 in capital to its immediate parent as a result of reducing the par value of its common capital stock from $0.015 per share to $0.0115065 per share. The return of capital was accomplished by two separate transactions. On March 31, 2011, the Company reduced the par value of its common stock from $0.015 per share to $0.0124578 per share. On September 30, 2011, the Company further reduced the par value of its common stock to $0.0115065 per share. As a result of these transactions, the Company's common capital stock was reduced by $5,922 and its gross paid in and contributed surplus was reduced by $1,414,078. Both transactions were approved by the Company's board of directors and NY DFS.

     The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:


     --------------------------------------------------------

                                      2011           2010
     --------------------------------------------------------
     Unrealized gains            $     198,889   $   220,760

     Non-admitted asset values      (1,224,794)     (458,968)

     Provision for reinsurance         (78,525)      (99,443)
     --------------------------------------------------------

     --------------------------------------------------------

     In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $381,134. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $314,752 and $26,752, respectively. The use of these assets was approved by the domiciliary regulator.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The changes in unrealized gains and non-admitted assets reported in the Statements of Operations and Changes in Capital and Surplus were derived as follows:

     --------------------------------------------------------- ------------ -------------
     Change in net unrealized gains                 2011           2010      2009
     --------------------------------------------------------- ------------ -------------
     Unrealized gains, current year              $   198,889   $   220,760   $   441,772
     Unrealized gains, previous year                 220,760       441,772       739,654
                                                ------------- ------------- -------------
     Change in unrealized gains                      (21,871)     (221,012)     (297,882)

     Change in tax on unrealized gains                 3,008       110,099       202,913
     Change in accounting principles SSAP 43R              -             -        (6,693)
     Adjustments to beginning surplus                  2,913       (40,963)       (8,900)
     Derivatives - change in foreign exchange          5,940        (4,250)            -
     Amortization of goodwill                         (7,967)       (5,204)       (2,502)
     Other - Japan UTA                                62,374             -             -
                                                ------------- ------------- -------------
     Change in unrealized, net of taxes          $    44,397   $  (161,330)  $  (113,064)
                                                ============= ============= =============

(a) The 2009 balance includes $3,395 of adjustments to the income tax effect of capital gains.


     ---------------------------------------------------------------------------
     Change in non-admitted asset values             2011                2010
     ---------------------------------------------------------------------------

     Non-admitted asset values, current year     $  (1,224,794)   $    (458,968)
     Non-admitted asset values, previous year         (458,968)      (1,087,959)
                                                ---------------  ---------------
     Change in non-admitted assets                    (765,826)         628,991

     Change in SSAP 10R                               (189,739)          11,994
     Adjustments to beginning surplus                   29,308         (128,361)
     Other surplus adjustments                               -              613
                                                ---------------  ---------------
     Change in non-admitted assets               $    (926,257)   $     513,237
                                                ===============  ===============


B.   RISK-BASED CAPITAL REQUIREMENTS

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     reporting period.


C.   DIVIDEND RESTRICTIONS

     Under New York law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10.0 percent of the Company's statutory earned surplus as of December 31, 2011, or 100.0 percent of the Company's adjusted net investment income for the preceding 36 month period ending December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of NY DFS. As of December 31, 2011, the maximum dividend payment, which may be made without prior approval during 2012, is approximately $308,827.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

     As of December 31, 2011 and 2010, the Company paid dividends to Chartis U.S., Inc. of $137,458 and $301,343, respectively, which included $0 of extraordinary dividends.


NOTE 11 - CONTINGENCIES

A.   LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000,
     (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The  intervening  plaintiffs  had  requested  a  stay  of  all trial  court
     proceedings      pending      their      appeal      of      an       order

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

     As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

     On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

     On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

     Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     NWCRP),  the NWCRP,  its board members,  and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

     On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims -- previously counterclaims that were dismissed without prejudice -- against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

     On October 30, 2009, all of the parties now in the position of defendant -- the AIG parties' competitors, the NWCRP and NCCI -- filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

     On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     the  claims  at  issue  on  behalf  of a  settlement  class.  The  proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

     On August 1, 2011,  the Court  issued an  opinion  and order  granting  the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

     The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

     In April 2007,  the National  Association of Insurance  Commissioners  (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

     On December  17,  2010,  AIG and the lead states  reached an  agreement  to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties; (ii) AIG's payment of $46,500 in outstanding premium taxes;
     (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events:
     (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     insurance   guaranty   funds  that  may  assert  claims   against  AIG  for
     underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

     AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust
     Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories.
     Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     and an employer class that acquired  insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

     On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

     On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

     A  number  of  complaints  making  allegations  similar  to  those  in  the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

     On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


B.   LEASES

     As of December 31, 2009, all leases were transferred from the Company to National Union. Lease expenses are allocated to each affiliate based upon the percentage of space occupied. The Company's share of these transactions is based on its allocation as a member of the Admitted Pool, based upon its stated pool percentage.

C.   OTHER CONTINGENCIES

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,542,389 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:


-----------------------------------------------------------------------------------------------------------
                                                                                               Licensed in
Name of life insurer                                                  Location   Balances       New York
-----------------------------------------------------------------------------------------------------------
American General Life Insurance Company                               Texas      $    82,441        No
The United States Life Insurance Company in the City of New York      New York       879,607       Yes
American General Life Insurance Company of Delaware                   Delaware       311,845        No
BMO Life Assurance Company                                            Canada         206,164        No
-----------------------------------------------------------------------------------------------------------


     As part of its private equity portfolio investment, as of December 31, 2011 the Company may be called upon for an additional capital investment of up to $263,490. The Company expects only a small portion of this portfolio will be called during 2012.

     The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. All guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

     The Company has not been required to perform under any of the guarantees that it had issued.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:


     -------------------------------------------------------------------------------------------------------------------------------

                                                                POLICYHOLDER     INVESTED
                                              DATE     DATE     OBLIGATIONS      ASSETS @    ESTIMATED LOSS  POLICYHOLDERS' SURPLUS
     GUARANTEED COMPANY                      ISSUED  TERMINATED @ 12/31/2011     12/31/2011     @ 12/31/2011        @ 12/31/2011
     -------------------------------------------------------------------------------------------------------------------------------
     21st Century Advantage Insurance
     Company (f/k/a AIG Advantage
     Insurance Company)                 *  12/15/97   8/31/09  $       5,645  $      28,397  $            -  $               26,124

     AIG Edison Life Insurance
     Company (formerly GE Edison Life
     Insurance Company)                 **  8/29/03   3/31/11     26,660,158     26,944,023               -               2,123,663

     Farmers Insurance Hawaii (f/k/a
     AIG Hawaii Insurance Company,
     Inc.)                              *   11/5/97   8/31/09         16,983         84,066               -                  76,624

     Chartis Seguros Mexico SA (f/k/a
     AIG Mexico Seguros
     Interamericana, S.A. de C.V.)          12/15/97       -         166,073        100,369               -                  81,157

     American General Life and
     Accident Insurance Company              3/3/03   9/30/10      8,440,946      9,262,389               -                  629,299

     American General Life Insurance
     Company                                 3/3/03  12/29/06     31,095,613     41,395,196               -               7,393,647

     American International Assurance
     Company (Australia) Limited            11/1/02  10/31/10        380,000      1,308,000               -                 404,000

     21st Century North America
     Insurance Company (f/k/a
     American International Insurance
     Company)                           *   11/5/97   8/31/09         37,488        587,979               -                 489,328

     21st Century Superior Insurance
     Company (f/k/a American
     International Insurance Company
     of California, Inc.)               *   12/15/97  8/31/09          1,910         29,818               -                  27,209

     21st Century Pinnacle Insurance
     Company (f/k/a American
     International Insurance Company
     of New Jersey)                     *   12/15/97  8/31/09         13,789         42,910               -                  38,272

     Chartis Europe, S.A. (formerly
     AIG Europe, S.A.)                      9/15/98         -      6,527,141      6,654,194               -               3,390,807

     Chartis UK (f/k/a Landmark
     Insurance Company, Limited (UK))       3/2/98   11/30/07        188,322      5,379,752               -               1,949,112

     Lloyd's Syndicate  1414 (Ascot
     Corporate Name)                        1/20/05  10/31/07        139,593        663,562               -                 151,865

     SunAmerica Annuity and Life
     Assurance Company (Anchor
     National Life Insurance Company)        1/4/99  12/29/06     14,680,609     25,906,187               -                 814,143

     SunAmerica Life Insurance
     Company                                 1/4/99  12/29/06      9,474,897     13,652,491               -               2,907,242

     The United States Life Insurance
     Company in the City of New York         3/3/03   4/30/10      9,667,411     22,548,377               -               1,842,268

     The Variable Annuity Life
     Insurance Company                       3/3/03  12/29/06     45,334,090     64,692,369               -               4,238,814
     -------------------------------------------------------------------------------------------------------------------------------

      TOTAL GUARANTEES                                         $ 152,830,668  $  219,280,079  $            -  $          26,583,574
     ===============================================================================================================================

      * The guaranteed company was formerly part of AIG's Personal Auto Group and was sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to its obligations under this guarantee.

      ** AIG Edison Life Insurance Company was sold by AIG to Prudential Financial, Inc (PFI) on February 1, 2011. As part of the sale, PFI provided the Company with a hold harmless agreement with respect to its obligations under this guarantee. Amounts disclosed are based on the Edison's fiscal year end of 3/31/2011.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

--------------------------------------------------------------------------------
OTHER ADMITTED ASSETS                                2011              2010
--------------------------------------------------------------------------------

Allowance provision                              $   (103,402)     $  (245,740)
Deposit accounting assets                                   3              686
Deposit accounting assets - funds held                      -           88,515
Guaranty funds receivable and on deposit               10,011           12,199
Intangible asset - Canada                             (63,660)        (107,372)
Loss funds on deposit                                  51,722           40,858
Note receivable - reinsurance commutation                   -           37,044
Paid loss clearing                                    346,118          318,312
Other assets                                           76,228          137,671
--------------------------------------------------------------------------------
   TOTAL OTHER ADMITTED ASSETS                   $    317,020      $   282,173
================================================================================


Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company has a liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments in the amounts of $138,076 and $40,428, respectively, with related assets for premium tax credits of $10,011 and $12,183, respectively. Of the amount accrued, the Company expects to pay approximately $73,994 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $54,071 in future periods. In addition, the Company anticipates it will realize $6,311 of premium tax offset credits and the associated liability in years two through five. The remaining $3,700 will be realized between years six and ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:


a.  Assets recognized from paid and accrued premium tax offsets
    and policy surcharges prior year-end                               $  12,183
b.  Decreases current year:
     Guarantuy fund refunds                                                  403
     Premium tax offset applied                                            2,639
c.  Increases current year:
     Premium tax offset paid                                                 870
d.  Assets recognized from paid and accrued premium tax offsets       -----------
     and policy surcharges current year-end                            $  10,011
                                                                      ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $103,402 and $245,740, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

During 2011, 2010 and 2009, the Company recorded  $16,296,  $30,549 and $25,860, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Operations.

As of December 31, 2011 and 2010, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

-----------------------------------------------------------------------------------------
 OTHER LIABILITIES                                                  2011         2010
-----------------------------------------------------------------------------------------
 Accounts payable                                                $   42,160   $   29,894
 Accrued retrospective premiums                                      64,385       64,651
 Advance premiums                                                     9,915       11,102
 Amounts withheld or retained by company for account of others        4,467       12,459
 Deferred commission earnings                                         4,161        4,357
 Liability for pension and severance pay                             20,276       16,448
 Loss clearing                                                            -        1,777
 Policyholder funds on deposit                                        9,831        9,057
 Remittances and items not allocated                                 24,870       28,426
 Retroactive reinsurance payable                                        352        1,258
 Retroactive reinsurance reserves - assumed                               -        4,174
 Retroactive reinsurance reserves - ceded                             (899)      (2,077)
 Servicing carrier liability                                          6,929        5,597
 Escrow funds (NICO)                                                 25,693            -
 Other legal contingencies                                           52,613            -
 Other liabilities, includes suspense accounts, expense
   account balances and certain accruals                             60,119       60,578
---------------------------------------------------------------------------- ------------
  TOTAL OTHER LIABILITIES                                        $  324,872   $  247,701
=========================================================================================


On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, Surplus and Quasi-reorganizations (SSAP 72).

NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 13 - SUBSEQUENT EVENTS

Type I - Recognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

None

Type II - Nonrecognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the "Fleet") entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the "SMP"), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP or (ii) the maximum dividends permitted by any applicable domiciliary regulator.

Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the "Individual Entity Minimum Percentage") (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

The Company received the approval from the NY DFS to pay dividends of $50,000 to its immediate parent. The dividend was made up of municipal securities and cash of $48,411 and $1,589, respectively, was paid on March 27, 2012.

On April 4, 2012 and effective March 31, 2012, the Company received permission from the NY DFS to effect a quasi-reorganization as set forth in the Statement of Statutory Accounting Principles No. 72. On March 31, 2012, the Company reallocated $1,000,000 from its Gross Paid in and Contributed Surplus to Unassigned Funds. The permitted practice had no impact on the Company's surplus to policyholders or its net income. In addition, there was no impact

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


on the Company's risk based capital results as a result of this permitted practice.

On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

NOTE 14 - EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

STORM SANDY

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $271 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington Insurance Company (Lexington) and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. This preliminary estimate involves the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent for $300 million.

LEGAL PROCEEDINGS

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, National Union has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 - Contingencies for additional disclosures about legal proceedings.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:



- Audited Financial Statements of Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company for the year ended April 30, 2012 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File Nos. 333-157199) of Variable Separate Account filed on April 26, 2012.



- Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.



- Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.



- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.



- Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the registration statement.


(b) Exhibits


(1)   Resolutions Establishing Separate Account..................................    3
(2)   Custody Agreements.........................................................    Not Applicable
(3)   (a)  Form of Distribution Contract.........................................    3
      (b)  Selling Agreement.....................................................    12
(4)   (a)  Variable Annuity Contract.............................................    4
      (b)  Endorsement...........................................................    4
      (c)  Death Benefit Endorsement.............................................    5
      (d)  Maximum Anniversary Value Optional Death Benefit......................    5
      (e)  Purchase Payment Accumulation Optional Death Benefit Endorsement......    5
(5)   (a)  Application for Contract..............................................    4
      (b)  Participant Enrollment Form...........................................    4
      (c)  Merger Endorsement....................................................    12
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General
           Life Insurance Company, effective December 31, 1991...................    1

      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995......    2
      (c)  By-Laws of American General Life Insurance Company, restated as of
           June 8, 2005..........................................................    6
(7)   Reinsurance Contract.......................................................    Not Applicable
(8)   Material Contracts
      (a)  Seasons Series Trust Fund Participation Agreement.....................    11
      (b)  Form of Consents to Assignment of Fund Participation and Other
           Agreements............................................................    12
(9)   (a)  Opinion of Counsel and Consent of Depositor...........................    Filed Herewith
      (b)  Opinion of Counsel and Consent of Sullivan & Cromwell LLP, Counsel to
           American Home Assurance Company.......................................    8
(10)  Consents...................................................................    Filed Herewith
(11)  Financial Statements Omitted from Item 23..................................    Not Applicable
(12)  Initial Capitalization Agreement...........................................    Not Applicable
(13)  Other
      (a)  Power of Attorney -- American General Life Insurance Company
           Directors.............................................................    Not Applicable
      (b)  Power of Attorney -- American Home Assurance Company Directors........    Filed Herewith
      (c)  Support Agreement of American International Group, Inc. ..............    7
      (d)  General Guarantee Agreement by American Home Assurance Company........    7
      (e)  Notice of Termination of Guarantee as Published in the Wall Street
           Journal on November 24, 2006..........................................    9
      (f)  Unconditional Capital Maintenance Agreement between American
           International Group, Inc. and American General Life Insurance
           Company...............................................................    10
      (g)  Specimen Form of Agreement and Plan of Merger.........................    12



--------


1 Incorporated by reference to Initial Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.



2 Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.



3 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-08859 and 811-07727, filed on March 11, 1997, Accession No. 0000912057-97-008516.



4 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-92396 and 811-07727, filed on July 15, 2002, Accession No. 0001021408-02-009475.




5 Incorporated by reference to Post-Effective Amendment No. 7 and Amendment No. 8, File Nos. 333-92396 and 811-07727, filed on July 20, 2004, Accession No. 0000950129-04-004986.


6 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.



7 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 12, File Nos. 333-92396 and 811-07727, filed on August 29, 2005,
   Accession No. 0000950129-05-008799.



8 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 22, File Nos. 333-67685 and 811-07727, filed on October 21, 2005,
   Accession No. 0000950134-05-019473.




9 Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 17, File Nos. 333-66106 and 811-07727, filed on December 12, 2006,
   Accession No. 0000950124-06-007496.


10 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No.
   149, File Nos. 333-151576 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on May 2, 2011, Accession No. 0001193125-11-120309.



11 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
   5, File Nos. 333-172003 and 811-03859, filed on July 13, 2012, Accession No. 0000950123-12-010016.



12 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-
   014430.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR




The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.



NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
James A. Mallon                  Director, Acting Chairman, President and Chief
                                 Executive Officer
Curtis W. Olson(1)               President -- Benefit Solutions
Mary Jane B. Fortin              Director, Executive Vice President and Chief
                                 Financial Officer
Jeffrey H. Carlson(9)            Director, Executive Vice President
John B. Deremo                   Executive Vice President
Kyle L. Jennings(10)             Director, Executive Vice President, General
                                 Counsel and Secretary
Steven D. Anderson               Senior Vice President
Erik A. Baden                    Senior Vice President
Wayne A. Barnard                 Senior Vice President and Illustration Actuary
Robert M. Beuerlein(9)           Director, Senior Vice President and Chief and
                                 Appointed Actuary
David Butterfield(1)             Senior Vice President
Don W. Cummings                  Director, Senior Vice President
Terry B. Festervand              Senior Vice President and Treasurer
Brad J. Gabel(4)                 Senior Vice President, Chief Underwriter
John Gatesman                    Senior Vice President
David S. Jorgensen               Senior Vice President
Terry Keiper                     Senior Vice President
Frank A. Kophamel(9)             Senior Vice President
Glen D. Keller(9)                Senior Vice President
Stephen Kennedy(9)               Senior Vice President
Simon J. Leech(9)                Senior Vice President
Edmund D. McClure(9)             Senior Vice President
Richard D. McFarland(9)          Senior Vice President
Laura E. Milazzo(9)              Senior Vice President
Larry Nisenson                   Senior Vice President
John W. Penko(2)                 Senior Vice President
Rodney E. Rishel                 Senior Vice President
Sharon K. Roberson               Senior Vice President
Dale W. Sachtleben(3)            Senior Vice President
Stephen Stone                    Senior Vice President
Carol B. Whaley(1)               Senior Vice President
Chris N. Aiken(9)                Vice President
Chris Ayers(9)                   Vice President
Joan M. Bartel                   Vice President
Robert Beauchamp                 Vice President
Michael B. Boesen                Vice President
Laura J. Borowski(4)             Vice President
David R. Brady(11)               Vice President
Dan Chamberlain(9)               Vice President
Mark E. Childs(9)                Vice President
Robert M. Cicchi(9)              Vice President
Lawrence C. Cox                  Vice President
Julie Cotton Hearne              Vice President and Assistant Secretary
Timothy M. Donovan               Vice President
Jay Drucker                      Vice President
Farideh N. Farrokhi(9)           Vice President and Assistant Secretary

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Royce Fithen(6)                  Vice President
Frederick J. Garland, Jr.        Vice President
Manda Ghaferi                    Vice President
Liza Glass(9)                    Vice President
Leo W. Grace                     Vice President and Assistant Secretary
Richard L. Gravette(9)           Vice President and Assistant Treasurer
Lori S. Guadagno(5)              Vice President
Daniel J. Gutenberger(9)         Vice President and Medical Director
Joel H. Hammer(8)                Vice President
D. Leigh Harrington(9)           Vice President
Tracy Harris                     Vice President
Michael S. Harrison              Vice President
Tim Heslin                       Vice President
Keith C. Honig(7)                Vice President
Stephen D. Howard(2)             Vice President
S. Caitlin Irby(9)               Vice President
Walter P. Irby                   Vice President
Sharla A. Jackson(6)             Vice President
Wesley E. Jarvis(1)              Vice President
Debra H. Kile(9)                 Vice President and Medical Director
Michael J. Krugel(4)             Vice President
Kenneth R. Kiefer                Vice President
Mel McFall(9)                    Vice President
Lochlan O. McNew                 Vice President and Investment Officer (handling
                                 private placement and commercial mortgage loans)
Gwendolyn J. Mallett(9)          Vice President
W. Larry Mask                    Vice President, Real Estate Investment Officer and
                                 Assistant Secretary
Beverly Meyer(4)                 Vice President
Candace A. Michael(9)            Vice President
Michael R. Murphy(4)             Vice President
David Napoli                     Vice President
Deanna D. Osmonson(1)            Vice President
Cathy A. Percival(9)             Vice President and Medical Director
Carin M. Phelan                  Vice President
Glenn H. Plotkin(4)              Vice President
Debbie Runge                     Vice President, Human Resources
Jeanise L. Ryser                 Vice President
Michael Sibley(2)                Vice President
T. Clay Spires                   Vice President and Tax Officer
Gregory R. Thornton(3)           Vice President
Cynthia Wieties                  Vice President
Jeffrey L. Winkelmann(4)         Vice President
Joann K. Brown                   Assistant Vice President
Dori A. Artis                    Administrative Officer
Wayne P. Arzberger               Administrative Officer
Brenda G. Esslinger              Administrative Officer
Beverly Farris                   Administrative Officer
Robin F. Farris                  Administrative Officer
Deborah G. Fewell                Administrative Officer

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Maike M. George                  Administrative Officer
Brandy Harris                    Administrative Officer
Cassandra Hendricks              Administrative Officer
Stephen Johnson                  Administrative Officer
Donna Johnston                   Administrative Officer
Jalen V. Lohman                  Administrative Officer
Beverly Macias                   Administrative Officer
Jody Powers                      Administrative Officer
Donna J. Robertson               Administrative Officer
Phillip W. Schraub               Administrative Officer
Michael A. Sepanski              Administrative Officer
Marie M. Cerligione              Assistant Secretary
Keith Coleman                    Assistant Secretary
Jeffrey P. Conklin               Assistant Secretary
Debra L. Herzog                  Assistant Secretary
Virginia N. Puzon                Assistant Secretary
Mary Carmen Rodriguez            Assistant Secretary
Barbara J. Moore                 Assistant Tax Officer
William P. Hayes(10)             Chief Compliance Officer
Lesli K. Martin                  Anti Money Laundering Officer
Becky L. Strom                   Privacy Officer
Marc Herling                     General Counsel, Benefit Solutions and Assistant
                                 Secretary
Roger E. Hahn                    Investment Officer (Handling Strategic Investment
                                 Allocation and Asset/liability matching)



--------


  (1)  3600 Route 66, Neptune, NJ 07753



  (2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231



  (3)  3051 Hollis Drive, Springfield, IL 62704



  (4)  1200 N. Mayfair Road, Milwaukee, WI 53226



  (5)  599 Lexington Avenue, New York, N 10022



  (6)  205 E. 10th Avenue, Amarillo, TX 79101



  (7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067



  (8)  32 Old Slip, New York, NY 10005



  (9)  2727-A Allen Parkway, Houston, TX 77019



  (10) 2919 Allen Parkway, Houston, TX 77019



  (11) 200 Liberty Street, New York, NY 10281


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001369, filed on
February 23, 2012. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS


As of November 30, 2012, the number of Seasons Advisor(II) contracts funded by Variable Annuity Account Five was 373, of which 163 were qualified contracts and 210 were non-qualified contracts.

ITEM 28.  INDEMNIFICATION




Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



AMERICAN GENERAL LIFE INSURANCE COMPANY



To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    American General Life Insurance Company -- Variable Separate Account


    American General Life Insurance Company -- Variable Annuity Account One


    American General Life Insurance Company -- Variable Annuity Account Two


    American General Life Insurance Company -- Variable Annuity Account Four


    American General Life Insurance Company -- Variable Annuity Account Five


    American General Life Insurance Company -- Variable Annuity Account Seven


    American General Life Insurance Company -- Variable Annuity Account Nine

    The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
    Anchor Series Trust

    Seasons Series Trust

    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds

    SunAmerica Series, Inc.

    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

    SunAmerica Specialty Series


(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
Stephen A. Maginn(1)        Director, Chief Distribution Officer
Frank Curran                Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
Rebecca Snider              Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary

     --------

      * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     (1) Principal business address is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4901.


     (2) Principal business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6121.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS


All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Annuity Service Center located at 21650 Oxnard Street, Suite 750, Woodland Hills, California 91367-4901.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS




Undertakings of the Registrant

------------------------------


Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



Undertakings of the Depositor Regarding Guarantor

-------------------------------------------------


During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period") , filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.



These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").



Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.



During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

                               POWERS OF ATTORNEY



Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.



                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Five, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of December, 2012.



                                        VARIABLE ANNUITY ACCOUNT FIVE
                                        (Registrant)



                                        By: AMERICAN GENERAL LIFE INSURANCE
                                            COMPANY
                                            (On behalf of the Registrant and
                                            itself)



                                        By: /s/ MARY JANE B. FORTIN
                                            ------------------------------------
                                            MARY JANE B. FORTIN
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ JAMES A. MALLON              Director, Acting Chairman,              December 28, 2012
-----------------------------    President
JAMES A. MALLON                  and Chief Executive Officer


/s/ MARY JANE B. FORTIN          Director, Executive Vice President      December 28, 2012
-----------------------------    and Chief Financial Officer
MARY JANE B. FORTIN


/s/ DON W. CUMMINGS              Director and Senior Vice President      December 28, 2012
-----------------------------
DON W. CUMMINGS


/s/ ROBERT M. BEUERLEIN          Director                                December 28, 2012
-----------------------------
ROBERT M. BEUERLEIN


/s/ JEFFREY H. CARLSON           Director                                December 28, 2012
-----------------------------
JEFFREY H. CARLSON


/s/ KYLE L. JENNINGS             Director                                December 28, 2012
-----------------------------
KYLE L. JENNINGS

                                   SIGNATURES



American Home Assurance Company has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.



                                        AMERICAN HOME ASSURANCE COMPANY



                                        BY: /s/ SEAN T. LEONARD

                                            ------------------------------------

                                            SEAN T. LEONARD


                                            CHIEF FINANCIAL OFFICER AND SENIOR
                                            VICE PRESIDENT



This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.





           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----

*PETER D. HANCOCK                        Chairman and Director            December 28, 2012
------------------------------
PETER D. HANCOCK


*PETER J. EASTWOOD                      Director, President and          December 28, 2012
------------------------------          Chief Executive Officer
PETER J. EASTWOOD


*SEAN T. LEONARD                   Director, Chief Financial Officer     December 28, 2012
------------------------------         and Senior Vice President
SEAN T. LEONARD


*ALEXANDER R. BAUGH                             Director                 December 28, 2012
------------------------------
ALEXANDER R. BAUGH

*JAMES BRACKEN                                  Director                  December 28, 2012
------------------------------
JAMES BRACKEN


*JOHN Q. DOYLE                                  Director                 December 28, 2012
------------------------------
JOHN Q. DOYLE



*DAVID NEIL FIELDS                              Director                 December 28, 2012
------------------------------
DAVID NEIL FIELDS


*DAVID L. HERZOG                                Director                 December 28, 2012
------------------------------
DAVID L. HERZOG


                                                Director
------------------------------
MONIKA MARIA MACHON


*RALPH W. MUCERINO                              Director                 December 28, 2012
------------------------------
RALPH W. MUCERINO


                                                Director
------------------------------
SID SANKARAN


*CHRISTOPHER L. SPARRO                          Director                  December 28, 2012
------------------------------
CHRISTOPHER L. SPARRO


                                                Director
------------------------------
MARK TIMOTHY WILLIS


*BY:  /s/ SEAN T. LEONARD
      ------------------------
      SEAN T. LEONARD
      ATTORNEY-IN-FACT

                                  EXHIBIT INDEX



EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
  (9)(a)        Opinion of Counsel and Consent of Depositor
  (10)          Consents
  (13)(b)       Power of Attorney -- American Home Assurance Company Directors